Filed pursuant to Section 424(b)(4)
Registration No. 333-118916

PROSPECTUS
ALLIS-CHALMERS ENERGY INC.

11,959,298 Shares Of Common Stock

($0.01 par value)

This prospectus relates to the offer and sale from time to time of up to 11,959,298 shares of our common stock that are owned by or may be issued upon the exercise of rights to acquire common stock held by the stockholders named in the "Selling Stockholders Table" section of this prospectus. The shares of our common stock offered pursuant to this prospectus were originally acquired or will be acquired by selling stockholders pursuant to the conversion of convertible preferred stock, pursuant to the exercise of warrants and options to purchase common stock, pursuant to public offerings and private placements of common stock by the Company and in purchases from third parties in public and private transactions.

The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will receive the exercise price in connection with any exercise of options and warrants by selling stockholders. We will bear all expenses of registration incurred in connection with this offering. The selling stockholders whose shares are being registered will bear all selling and other expenses.

Our common stock trades on the American Stock Exchange under the symbol "ALY." On August 23, 2005 the last sale price reported for the common stock on the American Stock Exchange was $11.02 per share.

See "Risk Factors" Beginning On Page 4 To Read About The Risks You Should Consider Carefully Before Buying Shares Of Our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 26, 2005

You Should Rely Only On The Information Contained In This Prospectus. We Have Not Authorized Any Other Person To Provide You With Different Information. If Anyone Provides You With Different Or Inconsistent Information, You Should Not Rely On It. You Should Not Assume That The Information In This Prospectus Is Accurate As Of Any Date Other Than The Date On The Front Of This Prospectus.

Unless the context otherwise requires, references in this prospectus to "Allis-Chalmers," "we," "us," "our" or "ours" refer to Allis-Chalmers Energy Inc., together with our operating subsidiaries. When the context requires, we refer to these entities separately. References in this prospectus to the "selling stockholders" refer to the selling stockholders identified in the "Selling Stockholders Table." Certain specialized terms used in describing our oil and gas service business are defined in "Certain Definitions". Except as otherwise expressly provided, all references to numbers of shares and to the exercise price of options and warrants contained in this prospectus have been restated to give retroactive effect to a one-to-five reverse stock split effective on June 10, 2004. Unless otherwise indicated, the information in this prospectus assumes that the underwriter does not exercise its over-allotment option.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a shelf registration process. Under this shelf registration process, the selling stockholders may, from time to time, sell the shares of our common stock described in this prospectus. This prospectus provides you with a general description of us and our common stock. From time to time we may provide a prospectus supplement that will also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

Except as otherwise expressly provided, all references to numbers of shares and to the exercise price of options and warrants contained in this prospectus have been restated to give retroactive effect to a one-to-five reverse stock split effective on June 10, 2004.

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the information under the heading “Risk Factors,” our financial statements and the notes to those financial statements included elsewhere in this prospectus.
The Company
      We provide services and equipment to oil and gas exploration and development companies, principally in Texas, Louisiana, New Mexico, Colorado, Oklahoma, offshore in the United States Gulf of Mexico, and offshore and onshore in Mexico. We currently operate in five sectors of the oil and gas service industry: directional and horizontal drilling; casing and tubing; compressed air drilling; production services; and rental tools. We identify and pursue opportunities in the oil and gas service industry that we believe are growing faster than the industry as a whole and where we can capitalize on our competitive strengths.
      Over the past several years, we have significantly expanded the geographic scope of our operations and the range of services we provide through internal growth and strategic acquisitions. Key to this strategy has been our ability to successfully identify, acquire and integrate strategic and complementary businesses. Since 2001, we have completed ten acquisitions, including three in 2005. Along with our acquisition growth, we have achieved organic growth through geographic expansion, through the acquisition of additional equipment and personnel, and by cross-selling our services from our various operating locations.
      We have increased our revenue to $47.7 million in 2004 from $18.0 million in 2002. During the same period, income from operations increased to $4.2 million from a loss from operations of $1.1 million. During the first six months of 2005, our revenues increased to $42.9 million compared to $21.1 million during the first six months of 2004, while income from operations increased to $5.2 million from $2.2 million over the same period.
Business Units
      We operate in five sectors of the oil and gas service industry:

•	Directional Drilling Services. We provide directional, horizontal and measurement while drilling services to oil and gas exploration companies. Our teams of experienced personnel utilize state of the art tools to provide services including well planning and engineering to meet drilling performance and geological or reservoir targets set by the customer, directional drilling tool configuration, well site directional drilling supervision and guidance, new well and reentry drilling, steerable drilling and logging while drilling services. Our directional drilling services segment had revenues and operating income of $24.8 million and $3.1 million, respectively, in the year December 31, 2004 and had revenues and operating income of $20.8 million and $3.4 million, respectively, in the six months ended June 30, 2005.

•	Casing and Tubing Services. We provide specialized equipment and trained operators to install casing and tubing, change out drill pipe and retrieve production tubing for both onshore and offshore drilling and workover operations. Our casing and tubing services segment had revenues and operating income of $10.4 million and $3.2 million, respectively, in the year ended December 31, 2004 and had revenues and operating income of $7.5 million and $2.7 million, respectively, in the six months ended June 30, 2005.

•	Compressed Air Drilling Services. We provide compressed air and related products and services for the air drilling, workover, completion, and transmission segments of the oil and natural gas industries. Our compressed air drilling services segment had revenues and operating income of $11.6 million and $1.2 million, respectively, in the year ended December 31, 2004 and had revenues and operating income of $9.0 million and $1.5 million, respectively, in the six months ended

June 30, 2005. In July 2005, we acquired the compressed air drilling assets of W.T. Enterprises, Inc.

•	Production Services. We supply specialized equipment and trained operators to install capillary tubing and coiled tubing up to depths of approximately 20,000 feet to inject chemicals to increase production from oil and gas wells, typically without interrupting production, for both onshore and offshore producing wells. Our production services segment was established with the acquisition of Downhole Injection Systems, LLC in December 2004, and the acquisition of Capcoil Tubing Services, Inc. in May 2005. For the six months ended June 30, 2005, the production services segment had revenues of $3.6 million and a slight operating loss of $2,000.

•	Rental Tools. We provide specialized rental equipment for both onshore and offshore drilling and workover operations. Our rental tools segment was established with the acquisition of Safco-Oil Field Products, Inc. in September 2004 and of Delta Rental Service, Inc. in April 2005. For the six months ended June 30, 2005, the rental tools segment had revenues of $1.9 million and operating income of $0.3 million.

Recent Developments
      On August 24, 2005, we completed an underwritten public offering of 5,073,565 shares of common stock, including 1,000,000 shares issued by us and 4,073,565 shares sold by selling stockholders. In addition, we granted the underwriters a 30-day option to acquire and additional 761,034 shares of common stock, solely to cover over-allotments, if any. The proceeds of the offering to us, after deducting the underwriting discount, were approximately $9.1 million, which we intend to use for general corporate purposes, which may include acquisitions, capital expenditures and working capital. We may also use all or a a portion of the net proceeds of the offering for the acquisition of additional casing and tubing assets, as described in "Business - Description of Business - Casing and Tubing Services," is consummated.

      In July 2005, we acquired the 45% equity interest in AirComp LLC, our air drilling subsidiary, owned by M-I L.L.C. and a subordinated promissory note in the principal amount of $4.8 million issued to M-I by AirComp. The consideration for the purchase was $7.1 million in cash and issuance by us to M-I of a $4.0 million subordinated note. As a result, we now own 100% of AirComp. In addition, we acquired the compressed air drilling assets of W.T. Enterprises, Inc. for $6.0 million in cash. The funds required to consummate these acquisitions were provided by our new credit facility described below.

      In July 2005, we replaced our bank credit facilities with new facilities increasing the total amount which may be borrowed to $55.0 million. We currently have approximately $43.0 million outstanding under the new credit facilities and intend to use the additional available credit for general working capital purposes.
      We are in preliminary discussions to acquire additional casing and tubing assets for approximately $15.0 million which we believe would allow us to further expand our casing and tubing operations. We have not entered into a definitive agreement or a letter of intent with respect to the acquisition and cannot offer any assurances that the transaction will be consummated or that, if consummated, the terms of the purchase will be those currently contemplated. See “Business — Description of Businesses — Casing and Tubing Services.”
Business Strategy
      We intend to continue to pursue the growth strategy that has allowed us to significantly increase our revenues and profitability over the last several years. The key elements of this strategy include:
      Increasing Our Market Presence. We intend to increase our market share by expanding our customer base and by offering additional services and increasing sales to existing customers. To accomplish this we will continue to acquire additional equipment and personnel and cross sell our services from our various operating locations.
      Expanding Geographically. In the last twelve months, we opened new operating locations in Grand Junction, Colorado, Oklahoma City, Oklahoma and Corpus Christi, Midland and Alice, Texas. We intend to continue to establish new operating locations in active oil and gas producing areas in the United States where we can optimize the utilization of our equipment and personnel. We also intend to expand our international operations through strategic alliances similar to our casing and tubing operations in Mexico.
      Selectively Pursuing Acquisitions. We intend to continue our disciplined pursuit of acquisition opportunities. We seek acquisitions that have high growth potential and add new services, operations and personnel, provide us with access to new markets, enhance our current market position or enlarge our customer base. Over the last four years, we have completed ten acquisitions, including three during 2004 and three in 2005.
Competitive Strengths
      We believe we are well-positioned to execute our business strategy because of the following competitive strengths:
      Experienced Management. The members of our executive management team, with an average of nearly 20 years experience in the energy sector, have a strong reputation and long-standing relationships with many of the major independent and small exploration and production companies. We believe that our management team has demonstrated its ability to grow our business organically, make strategic acquisitions and successively integrate new businesses into our operations. The management team is assisted by experienced and dedicated salesmen and operators that allow us to compete effectively with both multinational and regional service providers.
      Strong Market Position. We offer a broad portfolio of products and services and maintain a strong presence through offices located in many of the most active oil and gas producing areas in the United States and Mexico, both onshore and offshore. We believe that our strong presence and our reputation in our markets for superior customer service, the quality of our equipment, our operators and our long-standing customer relationships provide us with a significant advantage over our competitors.
      Superior Customer Service. We emphasize highly responsive customer service. Our service centers are located near our customers. In addition, we maintain skilled employees with the technological expertise to understand our customers’ needs. We plan to continue to leverage our reputation for highly responsive customer service both to attract new customers and to enhance our customer relationships.
Corporate Information
      Our executive offices are located at 5075 Westheimer, Suite 890, Houston, Texas 77056, and our telephone number is (800) 997-9534. Our website address is www.alchenergy.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider the information contained on our website to be part of this prospectus.

About The Offering

Common stock to be offered by the selling stockholders from time to time, assuming the exercise of all outstanding options and warrants held by the selling stockholders are exercised	11,959,295 shares
Common stock to be offered by the selling stockholders from time to time, assuming no exercise of outstanding options and warrants held by the selling stockholders are exercised	10,040,898 shares
Shares outstanding prior to the offering	15,588,057 shares as of August 23, 2005.
Shares outstanding after the offering, assuming the exercise of outstanding options and warrants held by the selling stockholders	17,506,452
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.
Dividend Policy	We do not intend to declare or pay dividends in the foreseeable future. Instead, we generally intend to invest any future earnings in our business.
Risk factors	Please read "Risk Factors" for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.
American Stock Exchange trading symbol	“ALY”
The number of shares outstanding after the offering includes the following shares being registered for resale pursuant to the registration statement of which this prospectus is a part: 10,040,898 shares of currently outstanding common stock, 1,102,400 shares which may be issued upon the exercise of outstanding options to purchase common stock, and 816,000 shares which may be issued upon the exercise of outstanding warrants to purchase common stock.

RISK FACTORS
      You should carefully consider the following risks before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. If this occurs, the trading price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition or results of operations.
Risks Associated With Our Industry
Cyclical Declines In Oil And Natural Gas Prices May Result In Reduced Use Of Our Services, Affecting Our Business, Financial Condition And Results Of Operation And Our Ability To Meet Our Capital Expenditure Obligations And Financial Commitments.
      The oil and natural gas exploration and drilling business is highly cyclical. Generally, as oil and gas prices decrease, exploration and drilling activity declines as marginally profitable projects become uneconomic and are either delayed or eliminated. Declines in the number of operating drilling rigs result in reduced use of and prices for our services. Accordingly, when oil and natural gas prices are relatively low, our revenues and income will suffer. Oil and gas prices depend on many factors beyond our control, including the following:

•	economic conditions in the United States and elsewhere;

•	changes in global supply and demand for oil and natural gas;

•	the level of production of the Organization of Petroleum Exporting Countries, commonly called “OPEC;”

•	the level of production of non-OPEC countries;

•	the price and quantity of imports of foreign oil and natural gas;

•	political conditions, including embargoes, in or affecting other oil and natural gas producing activities;

•	the level of global oil and natural gas inventories; and

•	advances in exploration, development and production technologies.
      Depending on the market prices of oil and gas, companies exploring for oil and gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. Our contracts are generally short-term, and oil and gas companies tend to respond quickly to upward or downward changes in prices. Any reduction in the demand for drilling services may materially erode both pricing and utilization rates for our services and adversely affect our financial results. As a result, we may suffer losses, be unable to make necessary capital expenditures and be unable to meet our financial obligations.
Our Industry Is Highly Cyclical, And Our Results Of Operations May Be Volatile.
      Our industry is highly cyclical, with periods of high demand and high pricing followed by periods of low demand and low pricing. Periods of low demand intensify the competition in the industry and often result in equipment being idle for long periods of time. We may be required to enter into lower rate contracts in response to market conditions in the future.
      Due to the short-term nature of most of our contracts, changes in market conditions can quickly affect our business. As a result of the cyclicality of our industry, our results of operations have been volatile, and we expect this volatility to continue.

Our Industry Is Highly Competitive, With Intense Price Competition.
      The markets in which we operate are highly competitive. Contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment has intensified as recent mergers among oil and gas companies have reduced the number of available customers. Many other oil and gas service companies are larger than we are and have greater resources than we have. These competitors are better able to withstand industry downturns, compete on the basis of price and acquire new equipment and technologies, all of which could affect our revenues and profitability. These competitors compete with us both for customers and for acquisitions of other businesses. This competition may cause our business to suffer. We believe that competition for contracts will continue to be intense in the foreseeable future.
We May Be Subject To Claims For Personal Injury And Property Damage, Reducing Our Net Worth.
      Our services are used for the exploration and production of oil and natural gas. These operations are subject to inherent hazards that can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and marine life, and suspension of operations. Litigation arising from an accident at a location where our products or services are used or provided may cause us to be named as a defendant in lawsuits asserting potentially large claims. We maintain customary insurance to protect our business against these potential losses. However, we could become subject to material uninsured liabilities which materially reduce our net worth.
We Are Subject To Government Regulations.
      We are subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have become more stringent in recent years and have generally sought to impose greater liability on a larger number of potentially responsible parties. Although we are not aware of any proposed material changes in any federal, state and local statutes, rules or regulations, any changes could materially affect our financial condition and results of operations.
We May Experience Increased Labor Costs Or The Unavailability Of Skilled Workers.
      We are dependent upon the available labor pool of skilled employees. We compete with other oil and gas service businesses and other employers to attract and retain qualified personnel with the technical skills and experience required to provide our customers with the highest quality service. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. A shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages. There can be no assurance that labor costs will not increase. Any increase in our operating costs could cause our business to suffer.
Severe Weather Could Have A Material Adverse Impact On Our Business.
      Our business could be materially and adversely affected by severe weather. Repercussions of severe weather conditions may include:

•	curtailment of services

•	weather-related damage to equipment resulting in suspension of operations;

•	weather-related damage to our facilities;

•	inability to deliver materials to jobsites in accordance with contract schedules; and

•	loss of productivity.

      In addition, oil and natural gas operations of our customers located offshore and onshore in the Gulf of Mexico and in Mexico may be adversely affected by hurricanes and tropical storms, resulting in reduced demand for our services. Further, our customers’ operations in the Mid-Continent and Rocky Mountain regions of the United States are also adversely affected by seasonal weather conditions. This limits our access to these jobsites and our ability to service wells in these areas. These constraints decrease drilling activity and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.
Our Business May Be Affected By Terrorist Activity And By Security Measures Taken In Response To Terrorism.
      We may experience loss of business or delays or defaults in payments from payers that have been affected by actual or potential terrorist activities. Some oil and gas drilling companies have implemented security measures in response to potential terrorist activities, including access restrictions that could adversely affect our ability to market our services to new and existing customers, and could increase our costs. Terrorist activities and potential terrorist activities and any resulting economic downturn could adversely impact our results of operations, impair our ability to raise capital or otherwise adversely affect our ability to grow our business.
Risks Associated With Our Company
Because We Are Highly Leveraged, We May Have Difficulty Obtaining Additional Financing, And We Could Experience Losses And Fail To Meet Our Capital Expenditure Requirements And Financial Obligations If Our Revenues Or Income Decrease Or If Interest Rates Increase.
      As a result of acquisition financing, we are and expect to continue to be highly leveraged. At June 30, 2005, we had approximately $37.9 million of debt outstanding, and we intend to increase debt in the future to fund our expansion. This high level of debt will:

•	impair our ability to obtain additional financing;

•	make us more vulnerable to economic downturns and declines in oil and natural gas prices and declines in drilling activities; and

•	make us more vulnerable to increases in interest rates.
      We may not maintain sufficient revenues to sustain profitability or to meet our capital expenditure requirements and our financial obligations.
If We Fail To Obtain Additional Financing, We May Be Unable To Refinance Our Existing Debt, Expand Our Current Operations Or Acquire New Businesses, Which Could Result In A Failure To Grow Or Result In Defaults Under Our Credit Facilities.
      In order to refinance indebtedness, expand existing operations and acquire additional businesses, we will require substantial amounts of capital. There can be no assurance that financing, whether from equity or debt financings or other sources, will be available or, if available, will be on terms satisfactory to us. If we are unable to obtain such financing, we will be unable to acquire additional businesses and may be unable to meet our obligations under our existing credit agreements.
We May Fail To Acquire Additional Businesses, Which Will Restrict Our Growth And May Result In A Decrease In Our Stock Price.
      Our business strategy includes acquiring companies operating in the oil and natural gas equipment rental and services industry. However, there can be no assurance that we will be successful in acquiring any additional companies. Successful acquisition of new companies will depend on various factors, including, but not limited to:

•	our ability to obtain financing;

•	the competitive environment for acquisitions; and

•	the integration and synergy issues described in the next two risk factors.
      There can be no assurance that we will be able to acquire and successfully operate any particular business or that we will be able to expand into areas that we have targeted. The price of our common stock may fall if we fail to acquire additional businesses.
Difficulties In Integrating Acquired Businesses May Result In Reduced Revenues And Income.
      We may not be able to successfully integrate the business of our operating subsidiaries or any business we may acquire in the future. The integration of the businesses will be complex and time consuming, will place a significant strain on management, and may disrupt our businesses. We may be adversely impacted by unknown liabilities of acquired businesses. We may encounter substantial difficulties, costs and delays involved in integrating common accounting, information and communication systems, operating procedures, internal controls and human resources practices, including incompatibility of business cultures and the loss of key employees and customers. These difficulties may reduce our ability to gain customers or retain existing customers, and may increase operating expenses, resulting in reduced revenues and income and a failure to realize the anticipated benefits of acquisitions.
If We Do Not Experience Expected Synergies, We May Not Achieve Increases In Revenues And Reductions In Expenses That We Hope To Obtain When Acquiring Businesses.
      We may not be able to achieve the synergies we expect from the combination of businesses, including plans to reduce overhead through shared facilities and systems, cross-market to the businesses’ customers, and access a larger pool of customers due to the combined businesses’ ability to provide a larger range of services.
Failure To Maintain Effective Internal Controls Could Have A Material Adverse Effect On Our Operations.
      As disclosed in the notes to our consolidated financial statements included elsewhere in this prospectus, our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, concluded that our previously issued financial statements for the period from July 1, 2003 through March 31, 2005, were required to be restated to correct the understatement of net income per share which resulted from a miscalculation of the number of shares outstanding on a weighted average basis in accordance with SFAS 128, Earnings Per Share. Management has concluded that the restatements resulted from the lack of sufficient experienced accounting personnel resulting in a lack of effective control over the financial reporting process. As a result of this deficiency, management concluded that, as of the end of periods covered by the restatements, our controls and procedures over financial reporting were not effective to enable us to record, process, summarize, and report information required to be included in our SEC filings within the required time periods.
      We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by SEC rules under the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and to help prevent financial fraud. If, as a result of deficiencies such as the one described above, we cannot provide reliable financial reports or prevent fraud, our business decision process may be adversely affected, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the price of our stock could decrease as a result.

Our Products And Services May Become Obsolete, Resulting In A Loss Of Customers And Revenues.
      Our business success is dependent upon providing our customers efficient, cost-effective oil and gas drilling equipment, services and technology. It is possible that competing technologies may render our equipment and technologies obsolete, causing us to lose customers and revenues.
Our Historical Results Are Not An Indicator Of Our Future Operations.
      We have made numerous acquisitions during the past four years. As a result of these transactions, our past performance is not indicative of future performance and investors in the common stock should not base their expectations as to our future performance on our historical results.
The Loss Of Key Personnel Would Adversely Affect Our Ability To Effectively Finance And Manage Our Business, Acquire New Businesses, And Obtain And Retain Customers.
      We are dependent upon the efforts and skills of our executives to finance and manage our business, identify and consummate additional acquisitions and obtain and retain customers. These executives include:

•	Chief Executive Officer and Chairman Munawar H. Hidayatallah; and

•	President and Chief Operating Officer David Wilde.
      In addition, our development and expansion will require additional experienced management and operations personnel. No assurance can be given that we will be able to identify and retain these employees. The loss of the services of one or more of our key personnel could increase our exposure to the other risks described in this Risk Factors section. We do not maintain key man insurance on any of our personnel.
Failure To Retain Key Personnel Could Hurt Our Operations.
      We require highly skilled personnel to operate equipment and provide technical services. To the extent that demand for drilling services increases, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in obtaining skilled personnel.
We Are Dependent On A Few Customers Operating In A Single Industry And Our Cash Flow Would Be Seriously Affected If One Or More Significant Customers Fail To Pay Us.
      Our customers are engaged in the oil and natural gas drilling business in the United States, Mexico and elsewhere. We are dependent upon a few customers, including our largest customer in Mexico, for a significant portion of our revenues. This concentration of customers may impact our overall exposure to credit risk, and customers will likely be similarly affected by changes in economic and industry conditions. A failure by one or more significant customers to pay us could materially reduce our cash flow and result in losses.
Our Operations In Mexico And Elsewhere May Expose Us To Political And Other Uncertainties, Including Risks Of:

•	terrorist acts, war and civil disturbances;

•	changes in laws or policies regarding the award of contracts; and

•	the inability to collect or repatriate income or capital.
Environmental Liabilities Relating To Discontinued Operations Could Result In Substantial Losses.
      We reorganized under the bankruptcy laws in 1988. Since that time, a number of parties, including the Environmental Protection Agency, have asserted that we are responsible for the cleanup of hazardous waste sites. These assertions have been made only with respect to our pre-bankruptcy activities. We believe that such claims are barred by applicable bankruptcy law, and we have not experienced any material expense in relation to any such claims. However, if we do not prevail with respect to these claims in the future, we could become subject to material environmental liabilities which could materially impact our net worth.
Products Liability Claims Relating To Discontinued Operations Could Result In Substantial Losses.
      We reorganized under the bankruptcy laws in 1988. Since that time, we have been regularly named in products liability lawsuits primarily resulting from the manufacture of products containing asbestos. In connection with our bankruptcy, a special products liability trust was established to be responsible for products liability claims. We believe that claims against us are banned by applicable bankruptcy law, and that the products liability trust will continue to be responsible for products liability claims. Since 1988, no court has ruled that we are responsible for products liability claims. However, if we are held responsible for product liability claims, we could suffer substantial losses. We have not manufactured products containing asbestos since our bankruptcy in 1988.
Risks Associated With An Investment In Our Common Stock
A Large Number Of Shares Are Eligible For Future Sale, Which May Reduce The Price Of Our Common Stock.

      Sales of substantial amounts of shares of common stock in the public market could have an adverse effect on the market value of our common stock. The registration statement of which this prospectus is a part registers the resale of approximately 11.5 million shares of our currently outstanding common stock and approximately 2.7 million shares of common stock which may be issued upon exercise of options and warrants. Most other outstanding shares of common stock are freely tradable. Market sales of common stock or the availability of common stock may reduce the price of the common stock. In addition, this downward pressure could encourage holders of our common stock to engage in short sales of common stock, which could further reduce the market price of our common stock. See “Description of Common Stock - Shares Eligible for Future Sale.”

We Do Not Expect To Pay Dividends On Our Common Stock And Investors Will Be Able To Receive Cash In Respect Of The Shares Of Our Common Stock Only If They Sell The Shares.
      We have no intention in the foreseeable future to pay any cash dividends on our common stock and our credit agreements restrict the payment of dividends on our common stock. Therefore an investor in our common stock, in all likelihood, will obtain an economic benefit from our common stock only by selling our common stock.

DIVIDEND POLICY

We currently intend to continue our policy of retaining earnings to finance the growth of our business. As a result, we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our credit facilities restrict our ability to pay dividends on our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 regarding our business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements. However, these are not the exclusive means of identifying forward-looking statements. Although forward-looking statements in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Further information about the risks and uncertainties that may impact us are described in the Risk Factors section beginning on page 4. You should read the Risk Factors section carefully. You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus or currently unknown facts or conditions or the occurrence of unanticipated events.

USE OF PROCEEDS

The proceeds from the sale of each selling stockholder's common stock will belong to that selling stockholder. We will not receive any proceeds from such sales. We will use the proceeds of any exercise of options, warrants and other rights to acquire our common stock for general corporate purposes.

PRICE RANGE OF COMMON STOCK
      Our common stock is traded on the American Stock Exchange under the symbol “ALY.” Prior to September 13, 2004, our common stock was quoted on the OTC Bulletin Board and traded sporadically. The following table sets forth, for periods prior to September 13, 2004, high and low bid information per share of common stock, as reported on the OTC Bulletin Board, and for periods since September 13, 2004, high and low sale prices per share of common stock reported on the American Stock Exchange. The quotations reported on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Share prices for periods prior to June 10, 2004, set forth herein have been adjusted to give retroactive effect to a one-to-five reverse stock split effected June 10, 2004.

	Year Ended
	December 31, 2003

	High	Low

First Quarter	$4.50	$0.55
Second Quarter	5.00	2.25
Third Quarter	4.50	2.60
Fourth Quarter	6.00	2.60

	Year Ended
	December 31, 2004

	High	Low

First Quarter	$10.05	$2.55
Second Quarter	10.25	4.25
Third Quarter	9.75	4.75
Fourth Quarter	5.40	3.25

	Year Ended
	December 31, 2005

	High	Low

First Quarter	$7.25	$3.64
Second Quarter	5.22	4.38
Third Quarter (through August 23, 2005)	14.60	5.65
      On August 23, 2005, there were approximately 2,100 holders of record of our common stock and the last reported sale price of our common stock as reported by the American Stock Exchange was $11.02 per share.

CAPITALIZATION
      The following table sets forth our unaudited cash and capitalization as of June 30, 2005. You should read this table in conjunction with our financial statements and the notes to our financial statements included elsewhere in this prospectus.

At June 30, 2005

Cash and cash equivalents	$2,693
Long-term debt, including current maturities(1)	$37,890
Stockholders’ Equity:
Common stock: $0.01 par value, 20,000,000 shares authorized, 14,022,800 outstanding (2)	$140
Additional paid-in capital	42,077
Accumulated deficit	(2,022)
Total stockholders’ equity	$40,195
Total capitalization	$78,085

(1)	The actual long-term debt, including current maturities, consists of $17.9 million of borrowings under our principal credit facility, $13.0 million of borrowings by our subsidiary AirComp LLC, a $3.3 million 7.5% subordinated note payable by our subsidiary Jens’ Oilfield Service, Inc. and $3.7 million of other debt. We refinanced our principal credit facility and AirComp’s principal credit facility in July 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments.” The pro forma and pro forma as adjusted long-term debt, including current maturities, include (a) borrowings under our new bank facilities of approximately $13.1 million to fund the cash required to acquire M-I’s interest in AirComp and W.T. Enterprises, Inc., and (b) a subordinated note in the amount of $4.0 million issued to M-I as partial consideration for its interest in AirComp, which additional debt was partially offset by the assignment to us by M-I of a subordinated note in the principal amount of $4.8 million issued by AirComp to M-I.

(2)	On August 16, 2005, we amended to our certificate of incorporation to increase our authorized shares to 100,000,000 shares of common stock and 25,000,000 shares of preferred stock.

(3)	On August 14, 2005, we completed an underwritten public offering of 5,073,565 shares of common stock, including 1,000,000 shares issued by us and 4,073,565 shares sold by selling stockholders. In addition, we granted the underwriters a 30-day option to acquire an additional 761,034 shares of common stock, solely to cover over-allotments, if any. The proceeds of the offering to us, after deducting the underwriting discount, were approximately $9.1 million, which we intend to use for general corporate purposes, which may include acquisitions, capital expenditures and working capital. We may also use all or a portion of the net proceeds of the offering for he acquisition of additional casing and tubing assets, if the acquisition described in “Business - Description of Business - Casing and Tubing Services,” is consummated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 regarding our business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements. However, these are not the exclusive means of identifying forward-looking statements. Although forward-looking statements in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Further information about the risks and uncertainties that may impact us are described in the Risk Factors section beginning on page 5. You should read the Risk Factors section carefully. You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus or currently unknown facts or conditions or the occurrence of unanticipated events.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
      The following selected historical consolidated financial information for each of the years in the five-year period ended December 31, 2004, has been derived from our audited consolidated financial statements. The following selected historical consolidated financial information for the six months ended June 30, 2005 and 2004 has been derived from our unaudited consolidated financial statements, and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. This information is only a summary and you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which discusses factors affecting the comparability of the information presented, and in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical consolidated financial statements have been restated for the period from July 1, 2003 through March 31, 2005 as described in the notes to our consolidated financial statements included elsewhere herein. Results for interim periods may not be indicative of results for full fiscal years.

						Six Months Ended
	Year Ended December 31,					June 30,

	2000	2001(1)	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands, except per share amounts)
STATEMENT OF OPERATIONS AND OTHER INFORMATION:
Revenues	$—	$4,796	$17,990	$32,724	$47,726	$21,083	$42,922
Cost of revenues	—	3,331	14,640	24,029	35,300	15,947	30,482

Gross profit	—	1,465	3,350	8,695	12,426	5,136	12,440
General and administrative expense	383	2,898	3,792	6,169	8,011	2,956	7,279
Personnel restructuring costs	—	—	495	—	—	—	—
Abandoned acquisition/private placement costs	244	—	233	—	—	—	—
Post-retirement medical costs		—	(98)	(99)	188	—	—

Total operating expenses	627	2,898	4,422	6,070	8,199	2,956	7,279
Income (loss) from operations	(627)	(1,433)	(1,072)	2,625	4,227	2,180	5,161
Other income (expense):
Interest income	—	41	49	3	32	—	—
Interest expense	—	(869)	(2,256)	(2,467)	(2,808)	(1,068)	(1,166)
Factoring costs on note receivable	—	—	(191)	—	—	—	—
Settlement on lawsuit	—	—	—	1,034	—	—	103
Gain on sale of interest in AirComp	—	—	—	2,433	—	—	—
Other	—	(12)	(40)	12	272	205	55

Total other income (expense)	—	(840)	(2,438)	1,015	(2,504)	(863)	(1,008)

Net income (loss) before income taxes and minority interest	(627)	(2,273)	(3,510)	3,640	1,723	1,317	4,153
Minority interests in income of subsidiaries	—	—	(189)	(343)	(321)	(212)	(488)
Provision for foreign income tax	—	—	(270)	(370)	(514)	(220)	(329)

Net income (loss) from continuing operations	(627)	(2,273)	(3,969)	2,927	888	885	3,336

						Six Months Ended
	Year Ended December 31,					June 30,

	2000	2001(1)	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands, except per share amounts)
(Loss) from discontinued operations	—	(291)	—	—	—	—	—
(Loss) from sales of discontinued operations	—	(2,013)	—	—	—	—	—

Net (loss) from discontinued operations	—	(2,304)	—	—	—	—	—
Net income (loss)	(627)	(4,577)	(3,969)	2,927	888	885	3,336
Preferred stock dividend	—	—	(321)	(656)	(124)	(124)	—

Net income (loss) attributed to common stockholders	$(627)	$(4,577)	$(4,290)	$2,271	$764	$761	$3,336

Income (loss) per common share — basic
Continuing operations	$(7.84)	$(2.88)	$(1.14)	$0.58	$0.10	$0.15	$0.24
Discontinued operations	—	(2.91)	—	—	—	—	—

	$(7.84)	$(5.79)	$(1.14)	$0.58	$0.10	$0.15	$0.24

Income (loss) per common share — diluted
Continuing operations	$(7.84)	$(2.88)	$(1.14)	$0.50	$0.09	$0.13	$0.22
Discontinued operations	—	(2.91)	—	—	—	—	—

	$(7.84)	$(5.79)	$(1.14)	$0.50	$0.09	$0.13	$0.22

Weighted average number of common shares outstanding:
Basic	80	790	3,766	3,927	7,930	5,091	13,800
Diluted	80	790	3,766	5,850	9,510	6,907	14,900

	As of December 31,					As of
						June 30,
	2000	2001	2002	2003	2004	2005

						(unaudited)
	(in thousands, except per share amounts)
BALANCE SHEET INFORMATION:
Cash and cash equivalents	$4	$152	$146	$1,299	$7,344	$2,693
Total assets	2,360	12,465	34,778	53,662	80,192	95,299
Long-term debt (including current portion)	—	7,856	21,221	32,233	30,473	37,890
Stockholders’ equity	2,348	1,250	1,009	4,541	35,109	40,195

FOOTNOTES:

(1)	We entered the oil and gas service business in 2001. We sold our last non-oil and gas service business in December 2001, which is reflected in our financial statements for 2001 as a discontinued operation.

(2)	On August 24, 2005, we completed an underwritten public offering of 5,073,565 shares of common stock, including 1,000,000 shares issued by us and 4,073,565 shares sold by selling stockholders. In addition, we granted the underwriters a 30-day option to acquire an additional 761,034 shares of common stock, solely to cover over-allotments, if any. The proceeds of the offering to us, after deducting the underwriting discount, were approximately $9.1 million, which intend to use for general corporate purposes, which may include acquisitions, capital expenditures and working capital. We may also use all or a portion of the net proceeds of the offering for he acquisition of additional casing and tubing assets, if the acquisition described in “Business - Description of Business - Casing and Tubing Services,” is consummated.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with our selected historical financial information and our accompanying financial statements and the notes to those financial statements included elsewhere in this document. The following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including, but not limited to, those discussed above under “Risk Factors.”
Overview of Our Business
      We provide services and equipment to oil and gas exploration and development companies, principally in Texas, Louisiana, New Mexico, Colorado, Oklahoma, offshore in the United States Gulf of Mexico, and offshore and onshore in Mexico. We currently operate in five sectors of the oilfield service industry: directional and horizontal drilling; casing and tubing; compressed air drilling; production services; and rental tools.
      We derive operating revenues from rates per day and rates per job that we charge for the labor and equipment required to provide a service. The price we charge for our services depends upon several factors, including the level of oil and gas drilling activity in the particular geographic regions in which we operate and the competitive environment. Contracts are awarded based on the price, quality of service and equipment, and the general reputation and experience of our personnel. The demand for drilling services has historically been volatile and is affected by the capital expenditures of oil and gas exploration and development companies, which can fluctuate based upon the prices of oil and natural gas, or the expectation for the prices of oil and natural gas.
      The number of working drilling rigs, typically referred to as the “rig count,” is an important indicator of activity levels in the oil and gas industry. The rig count in the U.S. increased from 862 as of December 31, 2002 to 1,243 on December 31, 2004, according to the Baker Hughes rig count. Furthermore, directional and horizontal rig counts increased from 283 as of December 31, 2002 to 440 on December 31, 2004, which accounted for 32.8% and 35.4% of the total U.S. rig count, respectively. As of June 30, 2005, this trend has continued, with the rig count climbing to 1,370, of which 516 or 37.7% were directional and horizontal rigs. Currently, we believe that the number of available drilling rigs is insufficient to meet the demand for drilling rigs. Consequently, unless a significant number of additional drilling rigs are brought online, the rig count may not increase substantially despite the strong demand.
      Our cost of revenues represents all direct and indirect costs associated with the operation and maintenance of our equipment. The principal elements of these costs are direct and indirect labor and benefits, repairs and maintenance of our equipment, insurance, equipment rentals, fuel and depreciation. Operating expenses do not fluctuate in direct proportion to changes in revenues because, among other factors, we have a fixed base of inventory of equipment and facilities to support our operations, and we may also seek to preserve labor continuity to market our services and maintain our equipment.
Cyclical Nature of Equipment Rental and Services Industry
      The oil and gas equipment rental and services industry is highly cyclical. The most critical factor in assessing the outlook for the industry is the worldwide supply and demand for oil and the domestic supply and demand for natural gas. The peaks and valleys of demand are further apart than those of many other cyclical industries. This is primarily a result of the industry being driven by commodity demand and corresponding price increases. As demand increases, producers raise their prices. The price escalation enables producers to increase their capital expenditures. The increased capital expenditures ultimately result in greater revenues and profits for services and equipment companies. The increased capital expenditures also ultimately result in greater production which historically has resulted in increased supplies and reduced prices.

      Demand for our services has been strong throughout 2003, 2004 and 2005. Management believes demand will remain strong throughout 2005 due to high oil prices and increased demand and declining production costs for natural gas as compared to other energy sources. Because of these market fundamentals for natural gas, management believes the long-term trend of activity in our markets is favorable. However, these factors could be more than offset by other developments affecting the worldwide supply and demand for oil and natural gas products.

Restatement

      On August 4, 2005, our Board of Directors, upon the recommendation of the Audit Committee of our Board of Directors, concluded that our previously issued financial statements for the periods from July 1, 2003 through March 31, 2005, were required to be restated to correct the understatement of net income per share which resulted from a miscalculation of the number of basic and diluted shares outstanding on a weighted average basis in accordance with SFAS No. 128, Earnings Per Share. The miscalculation resulted from errors discovered by our independent accountants on August 1, 2005, while reviewing our financial statements for the quarter ended June 30, 2005. The major components of the errors were as follows:

         •      For all periods involved we had not applied the treasury stock method of accounting for options and warrants as prescribed in SFAS No. 128. Specifically, we overstated diluted shares outstanding because we failed to reduce diluted shares outstanding by the number of shares that could be purchased with the proceeds to us from the exercise of dilutive warrants and options.

         •      In 2003 and 2004, we overstated diluted shares by not correctly calculating the number of common shares into which our preferred stock was convertible; by not applying the “if converted” method of calculating diluted net earnings which requires that dividends actually paid on preferred stock be added to net income attributed to common shares in calculating diluted earnings per common share; and by continuing to report the preferred shares as dilutive after the preferred shares were converted to common stock on April 2, 2004.

         •      During the third quarter of 2004, we misstated the number of common shares outstanding on a weighted average basis due to a mathematical error in calculating the number of days certain shares issued during the quarter were outstanding.

      In addition, in March 2005, we restated our financial statements for the year ended December 31, 2003 and for the three quarters ended September 30, 2004, relating to our acquisition of a 55% interest in our AirComp, LLC subsidiary in 2003. We originally accounted for the formation of AirComp as a joint venture, but in February 2005, determined that the transaction should have been accounted for using purchase accounting pursuant to SFAS No. 141, Business Combinations and accounting for the sale of an interest in a subsidiary in accordance with SAB No. 51.

      The restatements of our historical consolidated financial statements are described in the notes to our consolidated financial statements included elsewhere herein.

      Management has concluded that the restatements resulted from the lack of sufficient experienced accounting personnel resulting in a lack of effective control over the financial reporting process.

      We have implemented a number of actions that we believe address the deficiencies in our financial reporting process, including the following:

         •      The addition of experienced accounting personnel with appropriate experience and qualifications to perform quality review procedures and to satisfy our financial reporting obligation. During August 2004, we hired a new chief financial officer and in October of 2004 we hired an in-house general counsel. In March 2005, we hired a certified public accountant as our financial reporting manager and in July 2005 we hired as chief accounting officer a certified public accountant who has significant prior experience as a chief accounting officer of a publicly traded company.

         •      In the fourth quarter of 2004, we engaged an independent internal controls consulting firm which is in the process of documenting, analyzing, identifying and testing our internal controls and procedures, including our controls over internal financial reporting. Our audit committee dismissed our prior independent auditors in October 2004 and engaged new independent auditors who we believe have greater experience with publicly traded companies.

         •      We are in the process of implementing new accounting software to facilitate timely and accurate reporting.

Results of Operations

      In February 2002, we acquired 81% of the outstanding stock of Jens’ Oilfield Service, Inc. In February 2002, we also purchased substantially all the outstanding common stock and preferred stock of Strata Directional Technology, Inc. The results from our casing and tubing services and directional drilling services are included in our operating results from February 1, 2002.
      In July 2003, through our subsidiary Mountain Air, we entered into a limited liability company agreement with M-I L.L.C., a company owned by Smith International and Schlumberger N.V., to form AirComp, LLC. We owned 55% and M-I owned 45% of AirComp until we purchased M-I’s interest in July 2005. We have consolidated AirComp into our financial statements beginning with the quarter ending September 30, 2003.
      In September 2004, we acquired the remaining 19% of Jens’ Oilfield Service, Inc. and we acquired Safco-Oil Field Products, Inc. In November 2004, AirComp acquired substantially all of the assets of Diamond Air Drilling Services, Inc. and Marquis Bit Co., LLC, and in December 2004, we acquired Downhole Injection Systems, LLC. We consolidated the results of these acquisitions from the day they were acquired.
      In 2004 we reported our production services and our rental tool segment as our other services segment. In April 2005, we acquired Delta Rental Service, Inc. and in May 2005, we acquired Capcoil Tubing Services, Inc. In the second quarter of 2005 we began reporting the operations of Downhole and Capcoil as our production services segment and the operations of Safco and Delta as our rental tools segment.
      In July 2005, we acquired the 45% interest of M-I in our compressed air drilling subsidiary, AirComp LLC, making us the 100% owner of AirComp. In addition, in 2005, we acquired the compressed air drilling assets of W. T. Enterprises, Inc.
      The foregoing acquisitions affect the comparability from period to period of our historical results, and our historical results may not be indicative of our future results.
      Our historical consolidated financial statements have been restated for the six months ended June 30, 2004 and for the years ended December 31, 2003 and 2004, as described in the notes to our consolidated financial statements included elsewhere herein.
Comparison of Six Months Ended June 30, 2005 and June 30, 2004
      Our revenues for the six months ended June 30, 2005 were $42.9 million, an increase of 103.6% compared to $21.1 million for the six months ended June 30, 2004. Revenues increased for all of our business segments due to increased demand for our services resulting from the general increase in oil and gas industry activity. Revenues increased most significantly at our directional drilling services segment due to the addition of operations and sales personnel and the opening of new operations offices, which increased our capacity and market presence. Additionally, our compressed air drilling services division revenues increased in the 2005 period compared to the 2004 period due primarily to the acquisition of Diamond Air and Marquis Bit on November 1, 2004 and improved pricing for our services in West Texas.
      Revenues increased at our casing and tubing services segment due to increased revenues from Mexico, improved market conditions, improved market penetration for our services in South Texas and the addition of operating personnel which broadened our capabilities. Also contributing to increased revenues were the acquisitions of Safco as of September 1, 2004, Downhole as of December 1, 2004, Delta as of April 1, 2005 and Capcoil as of May 1, 2005. Downhole and Capcoil comprise our production services segment, while Safco and Delta comprise our rental tool segment.
      Our gross profit for the six months ended June 30, 2005 increased 142.2% to $12.4 million, or 29.0% of revenues, compared to $5.1 million, or 24.4%, of revenues for the six months ended June 30, 2004. The increase is due to increased revenues and improved pricing in the directional drilling services segment, increased revenues at our compressed air drilling services segment, including revenues resulting from the acquisition of Diamond Air and Marquis Bit, increased revenues from Mexico, improved market conditions for our domestic casing and tubing segment and the growth of our rental tools segment through the acquisition of Delta on April 1, 2005. The increase in gross profit was partially offset by an increase in depreciation expense of 66.5% to $2.0 million for the first six months of 2005 compared to $1.2 million for the first six months of 2004. The increase is due to additional depreciable assets resulting from capital expenditures and acquisitions in 2004 and 2005. Our cost of revenues consists principally of our labor costs and benefits, equipment rentals, maintenance and repairs of our equipment, depreciation, insurance and fuel. Because many of our costs are fixed, our gross profit as a percentage of revenues is generally affected by our level of revenues.
      General and administrative expense was $6.5 million in the first six months of 2005 period compared to $2.6 million for the first six months of 2004. General and administrative expense increased due to the additional expenses associated with the acquisitions completed in the second half of 2004 and the second quarter of 2005, and the hiring of additional sales and administrative personnel. General and administrative expense also increased because of increased legal and accounting fees and other expenses related to our financing and acquisition activities, increased consulting fees in connection with our internal controls and corporate governance process, and increased corporate accounting and administrative staff. As a percentage of revenues, general and administrative expenses were 15.0% in the first six months of 2005 and 12.1% in the first six months of 2004.
      Amortization expense was $820,000 for the first six months of 2005 compared to $402,000 for the first six months of 2004. The increase in amortization expense is due to the amortization of intangible assets in connection with our acquisitions and the amortization of deferred financing costs.
      Income from operations for the six months ended June 30, 2005 totaled $5.2 million, a 136.7% increase over the $2.2 million in income from operations for the six months ended June 30, 2004, reflecting the increase in our revenues and gross profit, offset in part by increased general and administrative expenses.
      Our interest expense was $1.2 million in the six months ended June 30, 2005, compared to $1.1 million for the six months ended June 30, 2004. Interest expense increased in the first six months of 2005 due to the increased borrowings associated with the acquisitions completed in the second quarter of 2005, equipment purchases and higher average interest rates, offset in part by the prepayment, in December 2004, of our 12% $2.4 million subordinated note.
      Minority interest in income of subsidiaries for the six months ended June 30, 2005 was $488,000 compared to $212,000 for the corresponding period in 2004 due to the increase in profitability at AirComp, due in part to the acquisition of Diamond Air and Marquis Bit as of November 1, 2004. The increase in minority interest at AirComp was offset in part by the elimination of minority interest in Jens’, which was 19%-owned by director Jens Mortensen until September 30, 2004.
      We had net income attributed to common stockholders of $3.3 million for the first six months of 2005, an increase of 338.4%, compared to net income attributed to common stockholders of $761,000 for the first six months of 2004. The net income attributed to common stockholders in the 2004 period is after $124,000 in preferred stock dividends.

      The following table compares revenues and income (loss) from operations for each of our business segments. Income (loss) from operations consists of our revenues less cost of revenues, general and administrative expenses, and depreciation and amortization:

	Revenues			Income (Loss) from Operations

	Six Months Ended June 30,			Six Months Ended June 30,

	2004	2005	Change	2004	2005	Change

	(in thousands)
Directional drilling services	$11,675	$20,835	$9,160	$1,389	$3,373	$1,984
Casing and tubing services	4,386	7,493	3,107	1,225	2,679	1,454
Compressed air drilling services	5,022	9,047	4,025	594	1,529	935
Production services	—	3,607	3,607	—	(2)	(2)
Rental tools	—	1,940	1,940	—	326	326
General corporate	—	—	—	(1,028)	(2,744)	(1,716)

Total	$21,083	$42,922	$21,839	$2,180	$5,161	$2,981

Directional Drilling Services Segment
      Revenues for the six months ended June 30, 2005 for our directional drilling services segment were $20.8 million, an increase of 78.5% from the $11.7 million in revenues for the six months ended June 30, 2004. Income from operations increased 142.8% to $3.4 million for the first six months of 2005 from $1.4 million for the comparable 2004 period. The improved results for this segment are due to the increase in drilling activity in the Texas and Gulf Coast areas, the establishment of new operations in West Texas and Oklahoma, and the addition of operations and sales personnel which increased our capacity and market presence. Our increased operating expenses as a result of the addition of personnel were more than offset by the growth in revenues, improved pricing for our services and cost savings as a result of purchases in 2004 of most of the down-hole motors used in directional drilling, which had been previously rented.

Casing and Tubing Services Segment
      Revenues for the six months ended June 30, 2005 for the casing and tubing services segment were $7.5 million, an increase of 70.8% from the $4.4 million in revenues for the six months ended June 30, 2004. Revenues from domestic operations increased to $4.2 million in the 2005 period from $2.2 million in the 2004 period as a result of improved market conditions for our services in South Texas and the addition of personnel which added to our capabilities and our offering of services. Revenues from Mexican operations increased to $3.3 million in the first six months of 2005 from $2.2 million in the first six months of 2004 period as a result of increased drilling activity in Mexico and the addition of equipment that increased our capacity. Income from operations increased 118.7% to $2.7 million in the first six months of 2005 from $1.2 million in the first six months of 2004. The increase in this segment’s operating income is due to increased revenues both domestically and in our Mexico operations.

Compressed Air Drilling Services Segment
      Our compressed air drilling revenues were $9.0 million for the six months ended June 30, 2005, an increase of 80.1% compared to $5.0 million in revenues for the six months ended June 30, 2004. Income from operations increased to $1.5 million in the 2005 period compared to income from operations of $594,000 in the 2004 period. Our compressed air drilling revenues and operating income for the 2005 year increased compared to the prior year due in part to the acquisition of Diamond Air and Marquis Bit as of November 1, 2004 and improved pricing in West Texas.

Production Services Segment
      Operations for this segment consist of Downhole’s production services business acquired December 1, 2004, and Capcoil’s production services business acquired May 1, 2005. Revenues for this segment for the six months ended June 30, 2005 were $3.6 million with a loss from operations of $2,000. It is our plan to grow this segment thereby improving profitability as we increase our market presence and our critical mass. Our results for the six months for this segment were negatively affected by costs incurred to expand our international presence for production services and by downtime experienced by one of our larger coil tubing units.
     Rental Tools Segment
      Operations for this segment consist of Safco’s rental tool business, acquired in September 2004, and Delta’s rental tool business acquired in April 2005. Revenues for this segment during the first six months of 2005 were $1.9 million and income from operations was $326,000.
Comparison of Years Ended December 31, 2004 and December 31, 2003
      Our revenues for the year ended December 31, 2004 were $47.7 million, an increase of 45.8% compared to $32.7 million for the year ended December 31, 2003. Revenues increased due to increased demand for our services due to the general increase in oil and gas drilling activity. Revenues increased most significantly at our directional segment due to the addition of operations and sales personnel, which increased our capacity and market presence. Additionally, our compressed air drilling services’ revenues in 2004 increased compared to the 2003 year due to the inclusion, for a full year in 2004, of the business contributed by M-I in connection with the formation of AirComp in July 2003 and the acquisition of Diamond Air in November 2004. We have consolidated AirComp into our financial statements beginning with the quarter ended September 30, 2003. Mexico operations at our casing and tubing services segment also contributed to an increase in revenues which was offset in part by a decrease in domestic revenues for this segment due to increased competition for casing and tubing services in South Texas. Finally, we acquired Safco in September 2004 and acquired Downhole in December 2004.
      Our gross profit for the year ended December 31, 2004 increased 42.9% to $12.4 million, or 26.0% of revenues, compared to $8.7 million, or 26.6% of revenues for the year ended December 31, 2003, due to the increase in revenues in the directional drilling segment, the compressed air drilling segment and the casing and tubing segment’s Mexican operations, which more than offset lower revenues and higher costs in our domestic casing and tubing segment. Our cost of revenues consists principally of our labor costs and benefits, equipment rentals, maintenance and repairs of our equipment, depreciation, insurance and fuel. Because many of our costs are fixed, our gross profit as a percentage of revenues is generally affected by our level of revenues.
      General and administrative expense was $8.0 million in 2004 compared to $6.2 million in 2003. General and administrative expense increased in 2004 due to additional expenses associated with the inclusion of AirComp for a full year, acquisitions completed in the second half of 2004, and the hiring of additional sales and administrative personnel at each of our subsidiaries. General and administrative expense also increased because of increased professional fees and other expenses related to our financing and acquisition activities, including the listing of our common stock on the American Stock Exchange, and increased corporate accounting and administrative staff. As a percentage of revenues, general and administrative expenses were 16.8% in 2004 and 18.9% in 2003.
      Depreciation and amortization was $3.6 million for the year ended December 31, 2004 compared to $2.9 million for the year ended December 31, 2003 due to the inclusion of AirComp for a full year and the increase in our assets resulting from capital expenditures and acquisitions completed in 2004.
      Income from operations for the year ended December 31, 2004 totaled $4.2 million, a 61.0% increase over the $2.6 million in income from operations for the prior year, reflecting the increase in our revenues and gross profit, offset in part by an increase in general and administrative expense and amortization. Income from operations for the year ended December 31, 2004 includes $188,000 in additional accrued expense for post-retirement medical benefits associated with discontinued operations. The increase in this accrued expense was based on the present value of the expected retiree benefit obligations as determined by a third party actuary. Income from operations for the 2003 year includes income of $99,000 which resulted from a reduction in projected post-retirement benefits based on the third party actuary at the end of 2003. (Please refer to Note 3 — “Pension and Post Retirement Benefit Obligations”).
      Our interest expense increased to $2.8 million in 2004, compared to $2.5 million for the prior year, in spite of the decrease in our total debt. Interest expense in 2004 includes $359,000 in warrant put amortization including the retirement of warrants in connection with the prepayment, in December 2004, of our $2.4 million 12.0% subordinated note. Interest expense in 2003 includes $216,000 in connection with the acceleration, in 2003, of the amortization of a put obligation related to subordinated debt at Mountain Compressed Air. The subordinated debt was paid off in connection with the formation of AirComp in 2003.
      Minority interest in income of subsidiaries for 2004 was $321,000 compared to $343,000 for 2003. The increase in net income at AirComp was offset in part by the elimination of minority interest in Jens’, which was 19%-owned by director Jens Mortensen until September 30, 2004.
      We had net income attributed to common stockholders of $764,000 for the year ended December 31, 2004 compared to net income attributed to common stockholders of $2.3 million for the year ended December 31, 2003. In 2003, we recognized a non-operating gain on sale of an interest in a subsidiary in the amount of $2.4 million in connection with the formation of AirComp, and recognized a one-time gain of $1.0 million in the third quarter of 2003 as a result of settling a lawsuit against the former owners of Mountain Air Drilling.
      The following table compares revenues and income (loss) from operations for each of our business segments for the years ended December 31, 2003 and December 31, 2004. Income (loss) from operations consists of our revenues less cost of revenues, general and administrative expenses, and depreciation and amortization:

	Revenues			Income (Loss) from Operations

	Year Ended December 31,			Year Ended December 31,

	2003	2004	Change	2003	2004	Change

	(in thousands)
Directional drilling services	$16,008	$24,787	$8,779	$1,103	$3,061	$1,958
Casing and tubing services	10,037	10,391	354	3,628	3,217	(411)
Compressed air drilling services	6,679	11,561	4,882	17	1,169	1,152
Other services	—	987	987	—	(67)	(67)
General corporate	—	—	—	(2,123)	(3,153)	(1,030)

Total	$32,724	$47,726	$15,002	$2,625	$4,227	$1,602

Directional Drilling Services Segment
      Revenues for the year ended December 31, 2004 for our directional drilling services segment were $24.8 million, an increase of 54.8% from $16.0 million in revenues for the year ended December 31, 2003. Income from operations increased by 177.5% to $3.1 million for 2004 from $1.1 million for 2003. The improved results for this segment are due to the increase in drilling activity in the Texas and Gulf Coast areas and the addition of operations and sales personnel which increased our capacity and market presence. Increased personnel expenses were more than offset by the growth in revenues and cost savings as a result of purchases, in late 2003 and in 2004, of most of the down-hole motors used in directional drilling. Previously, we had leased these motors.

Casing and Tubing Services Segment
      Revenues for the year ended December 31, 2004 for the casing and tubing services segment were $10.4 million, an increase of 3.5% from the $10.0 million in revenues for the year ended December 31, 2003. Revenues from domestic operations decreased from $6.7 million in 2003 to $5.2 million in the 2004 year as a result of increased competition in South Texas, resulting in fewer contracts awarded to us and lower pricing for our services. Revenues from Mexican operations, however, increased from $3.7 million in 2003 to $5.1 million in 2004 as a result of increased drilling activity in Mexico and the addition of equipment that increased our capacity. Income from operations decreased by 11.1% to $3.2 million in 2004 from $3.6 million in 2003. The decrease in this segment’s operating income is due to the decrease in revenues from domestic operations and increases in wages and benefits domestically, which was partially offset by increased revenues from Mexico.

Compressed Air Drilling Services Segment
      Our compressed air drilling revenues were $11.6 million for the year ended December 31, 2004, an increase of 73.1% compared to $6.7 million in revenues for the year ended December 31, 2003. Income from operations increased to $1.2 million in 2004 compared to income from operations of $17,000 in 2003. Our compressed air drilling revenues and operating income for the 2004 year increased compared to the prior year due to the inclusion, for a full year in 2004, of the business contributed by M-I in connection with the formation of AirComp in July 2003, and the acquisition of Diamond Air in November 2004. In July 2005, we acquired the 45% interest of M-I in AirComp, making us the 100% owner of AirComp. In addition, in 2005, we acquired the compressed air drilling assets of W. T. Enterprises, Inc. W. T. Enterprises, Inc. had revenues and net income of $3.9 million and $427,000, respectively, in the year ended December 31, 2004.

Other Services Segment
      Revenues for this segment consist of Safco’s rental tool business, acquired in September 2004, and Downhole’s production services acquired in December 2004. Revenues for this segment for the year ended December 31, 2004 were $987,000 with a loss from operations of $67,000. We acquired Delta and Capcoil in the second quarter of 2005 and, in the future, we will report the results of operations of Delta and Safco in our rental tool segment and will report the results of operations of Downhole and Capcoil in our production services segment.
Comparison of Years Ended December 31, 2003 and 2002
      Revenues for the year ended December 31, 2003 totaled $32.7 million, an increase of 81.9% from the $18.0 million in revenues for the year ended December 31, 2002. The increase in revenues was due to the general increase in oil and gas drilling activity and the inclusion of AirComp, our compressed air drilling venture, beginning in July 2003. The increase in revenues also reflected the first full year of revenue contribution from the casing and tubing segment and the directional drilling segment, both of which were acquired in February 2002.
      Our gross profit for the year ended December 31, 2003 was $8.7 million, or 26.6% of revenues, compared to $3.4 million, or 18.9% of revenues for the year ended December 31, 2002, due to increased revenues, increased utilization of our equipment and personnel and increased pricing in each of our business segments due to the increase in industry activity. Our cost of revenues consists principally of our labor costs and benefits, equipment rentals, maintenance and repairs of our equipment, insurance and fuel. Because many of our costs are fixed, our gross profit as a percentage of revenues is generally affected by our level of revenues. Gross profit as a percentage of revenues increased as a result of higher revenues and better pricing for our services.
      General and administrative expenses were $6.2 million, or 18.9% of revenues, in 2003 compared to $3.8 million, or 21.1% of revenues, in 2002. The increase in general and administrative expenses reflected the formation of AirComp in July 2003, the hiring of additional sales force and operations personnel due to the improvement in the oil and gas drilling market, and the inclusion of the operations of our casing and tubing services and directional drilling services segments for a full year in 2003.
      Depreciation and amortization expenses increased to $2.9 million in 2003 compared to $2.6 million in 2002, due to the formation of AirComp and the acquisition of our casing and tubing services and directional drilling services segments in February 2002.

      Income from operations for the year 2003 totaled $2.6 million reflecting the general increase in oil and gas drilling activity and the inclusion of revenues and operating income of AirComp beginning in July 2003. In the comparable period of 2002, we incurred an operating loss of $1.0 million. During the third quarter of 2002, we reorganized in order to contain costs and recorded charges related to the reorganization in the amount of $495,000. These charges consisted of related payroll costs for terminated employees of $307,000, consulting fees of $113,000, and costs associated with a terminated rent obligation of $75,000. We also recorded one-time charges for costs related to abandoned acquisitions and an abandoned private placement in the amount of $233,000.
      Interest expense increased to $2.5 million in 2003, compared to $2.3 million in the prior year due to increased debt associated with acquisitions completed in 2002, and debt associated with the formation of AirComp in July 2003.
      Minority interest in income of subsidiaries for 2003 was $343,000 compared to $189,000 in 2002 due to the increase in the net income of our casing and tubing services subsidiary which until September 30, 2004, was owned 19% by Jens Mortensen; and the formation of Aircomp in July 2003.
      In the third quarter of 2003, we recorded a one-time gain on the reduction of a note payable of $1.0 million as a result of settling a lawsuit against the former owners of Mountain Air Drilling Service Co. Inc. The gain was calculated in part by discounting the note payable to $1.5 million using a present value calculation and accreting the note payable to $1.9 million, the amount due in September 2007. We will record interest expense totaling $394,043 over the life of the note payable beginning July 2003. In addition, we also recorded a one-time non-operating gain on the sale of an interest in a subsidiary of $2.4 million in connection with the formation of AirComp. We have adopted a policy that any gain or loss incurred in the future on the sale in the stock of a subsidiary will be recognized as such in the income statement.
      Our net loss for 2002 included a discount given to the holder of the Houston Dynamic Services note in the amount of $191,000 as an incentive to pay-off the note in September 2002.
      We had a net income attributed to common stockholders of $2.3 million for the year ended December 31, 2003 compared with a net loss of $4.3 million for the year ended December 31, 2002.
      The following table compares revenues and income (loss) from operations for each of our business segments for the years ended December 31, 2002 and 2003. Income (loss) from operations consists of our revenues less cost of revenues, general and administrative expenses, and depreciation and amortization:

	Revenues			Income (Loss) from Operations

	2002	2003	Change	2002	2003	Change

	(in thousands)
Directional drilling services	$6,529	$16,008	$9,479	$(576)	$1,103	$1,679
Casing and tubing services	7,796	10,037	2,241	2,495	3,628	1,133
Compressed air drilling services	3,665	6,679	3,014	(945)	17	962
General corporate	—	—	—	(2,046)	(2,123)	(77)

Total	$17,990	$32,724	$14,734	$(1,072)	$2,625	$3,697

Directional Drilling Services Segment
      Revenues for 2003 for directional drilling services were $16.0 million, an increase of 145.2% from $6.5 million in revenues for 2002 due to increased drilling activity in the Texas and Gulf Coast areas in 2003. Operating income increased to $1.1 million for 2003 compared to a loss of $576,000 from operations for the same period in 2002 due to the increase in revenues, which more than offset an increase in operating expenses due to the addition of operations and sales personnel.

Casing and Tubing Services Segment
      Revenues for the year ended December 31, 2003 for the casing and tubing services segment were $10.0 million, an increase of 28.7% from $7.8 million for the year ended December 31, 2002. Revenues from domestic operations increased to $6.3 million in 2003 from $5.1 million in 2002 as a result of a general improvement in oil and gas drilling activity in South Texas and the inclusion of this segment, which was acquired in February 2002, for a full year in 2003. Revenues from Mexican operations increased to $3.7 million in 2003 from $2.7 million in 2002 as a result of increased drilling activity in Mexico. Income from operations increased 45.4% to $3.6 million in 2003 from $2.5 million in 2002 due to the increase in revenues.

Compressed Air Drilling Services Segment
      Our compressed air drilling revenues were $6.7 million in 2003, an increase of 82.2% compared to $3.7 million in revenues in 2002. Revenues increased in 2003 due to the inclusion of revenues contributed by M-I through the formation of AirComp in July 2003. Operating income increased to $17,000 in 2003 from a loss of $945,000 from operations in 2002 due to the inclusion, for six months in the 2003 period, of the business contributed by M-I in connection with the formation of AirComp in July 2003. Through this venture, we expanded the geographical areas in which we operate to include gas drilling in West Texas along with the drilling and workover operations of Mountain Air in the San Juan basin in New Mexico.
Liquidity and Capital Resources
      Our on-going capital requirements arise primarily from our need to service our debt, to complete acquisitions and acquire and maintain equipment, and to fund our working capital requirements. Our primary sources of liquidity are borrowings under our revolving lines of credit, proceeds from the issuance of equity securities and cash flows from operations. We had cash and cash equivalents of $2.7 million at June 30, 2005 compared to $7.3 million at December 31, 2004.

Operating Activities
      In the six months ended June 30, 2005, our operating activities generated $2.9 million in cash compared to $742,000 for the same period in 2004. Net income for the six months ended June 30, 2005 increased to $3.3 million, compared to $885,000 in the 2004 period. Revenues and income from operations increased in the first six months of 2005 due to increased demand for our services due to the general increase in oil and gas drilling activity, both domestically and in Mexico, the addition of operations and marketing personnel which increased our market presence and capabilities and acquisitions completed in the second half of 2004 and in the second quarter of 2005. Non-cash expenses totaled $3.3 million during the first six months of 2005 consisting of $2.8 million of depreciation and amortization and $488,000 of minority interest in the income of AirComp. Non-cash expenses during the first six months of 2004 totaled $1.9 million, consisting of depreciation and amortization expense of $1.6 million, minority interest of $212,000 and amortization of discount on debt of $109,000.
      During the six months ended June 30, 2005, changes in operating assets and liabilities used $3.8 million in cash, principally due to an increase of $3.0 million in accounts receivable, an increase of $1.3 million in other assets, and a decrease in accrued expenses of $296,000, offset in part by an increase of $610,000 in accounts payable. Accounts receivable increased due to the increase in our revenues in the first six months of 2005. Other current assets increased $889,000 due primarily to an increase in prepaid insurance related to insurance premium deposits required for our policies that went into affect April 1, 2005 and an increase in inventory. Other assets increased $375,000 primarily due to intangible assets resulting from the Delta and Capcoil acquisitions. Accounts payable increased due to the increased level of activity.
      During the six months ended June 30, 2004, changes in operating assets and liabilities used $2.1 million in cash, principally due to an increase in accounts receivables of $1.5 million, an increase in other current assets of $236,000, and a decrease in accrued expenses of $429,000. The accounts receivables increase can be attributable to increased revenue levels. The decrease in accrued expenses was primarily due to a decrease in accrued restructuring costs of $198,000. Accrued restructuring costs included amounts due to certain former employees.
      During the year ended December 31, 2004, we generated $3.3 million in cash from operating activities compared to $1.9 million in cash from operating activities for the same period in 2003. Net income before preferred stock dividend for the year ended December 31, 2004 decreased to $888,000, compared to $2.9 million in the 2003 period. Revenues and income from operations increased in 2004 due to increased demand for our services due to the general increase in oil and gas drilling activity. Net income in 2003 includes a $1.0 million gain from the settlement of a lawsuit and a $2.4 million non-operating gain on the sale of interest in AirComp. Non-cash expenses in 2004 consisted of $3.6 million of depreciation and amortization, $321,000 of minority interest in the income of a subsidiary and $350,000 in amortization of discount on debt. Non-cash expenses in 2003 totaled $285,000, consisting of depreciation and amortization expense of $2.9 million, minority interest in the income of a subsidiary of $343,000 and amortization of discount on debt of $516,000, offset by the $3.4 million of non-cash gains.
      During the year ended December 31, 2004, changes in working capital used $1.9 million in cash compared to a use of $1.3 million in cash in the 2003 period, principally due, in the 2004 period, to an increase of $2.3 million in accounts receivable, an increase of $612,000 in other current assets, and a decrease of $276,000 in accrued expenses and other liabilities, offset in part by an increase of $1.1 million in accounts payable, an increase of $299,000 in accrued interest and a decrease of $229,000 in lease receivable. Our accounts receivable increased by $2.3 million at December 31, 2004 due to the increase in our revenues in 2004. Current assets increased $612,000 due primarily to an increase in prepaid insurance premiums. Accounts payable increased by $1.1 million at December 31, 2004 due to the increase in our cost of sales associated with the increase in our revenues and the acquisitions completed in the fourth quarter of 2004.
      During the year ended December 31, 2003, we generated $1.9 million in cash from operating activities compared to $2.2 million in cash from operating activities for the same period in 2002. Net income before preferred stock dividend for the 2003 period improved to $2.9 million, compared to a net loss of $4.0 million in the comparable 2002 period, due to the increase in revenues and income from operations in 2003 due to the general increase in oil and gas drilling activity and the formation of AirComp, our compressed air drilling subsidiary, in July 2003. Net income for 2003 includes a $1.0 million gain from the settlement of a lawsuit and a $2.4 million non-operating gain on sale of interest in AirComp. Non-cash expenses totaled $285,000 in 2003, which is net of a $1.0 million non-cash gain from the settlement of a lawsuit and a $2.4 million non-operating gain on the sale of an interest in a subsidiary, compared to $3.4 million in non-cash expenses in 2002, consisting principally of depreciation and amortization expense, including amortization of discount on debt, and minority interest in the income of a subsidiary.
      During the year ended December 31, 2003, changes in working capital used $1.3 million in cash compared to the year ended December 31, 2002, when changes in working capital provided $2.8 million in cash principally due, in 2003, to an increase in accrued expenses of $1.7 million, an increase in accounts receivable and other current assets of $5.6 million, and an increase in accounts payable of $2.2 million. The increase in accrued expenses was primarily due to an increase of $397,000 due to motor costs and related expenses, and an increase in accrued employee benefits and payroll taxes of $1.3 million. The increase in accrued expenses was partially offset by a decrease in accrued interest of $126,000 due to the retirement of subordinated debt carrying an interest rate of 12% and lower interest rates on other debt with variable interest rates. Accounts receivable increased $4.4 million due to an increase in revenues in our directional drilling services segment, our compressed air drilling services segment due to the inclusion of the business contributed by M-I to AirComp in July 2003, and our casing and tubing services segment. Other current assets decreased primarily because of the recovery of a lease deposit related to an equipment lease which was paid off in June 2003. Accounts payable increased by $2.3 million in the 2003 period due to increased costs related to increased revenues, and the inclusion of the accounts payable of AirComp in July 2003.

Investing Activities
      During the six months ended June 30, 2005, we used $12.6 million in investing activities, consisting of the purchase of equipment of $5.5 million, the acquisition of Delta, net of cash received, for $4.5 million and the acquisition of Capcoil, net of cash received, for $2.6 million. Equipment purchases consisted primarily of $1.9 million for casing equipment, approximately $1.2 million for downhole motors and approximately $1.9 million for new compressed air drilling equipment. During the six months ended June 30, 2004, we used $1.9 million in investing activities, consisting of $425,000 for purchases of casing equipment, approximately $788,000 for purchases of downhole motors and $664,000 for repairs to compressed air equipment.
      During the year ended December 31, 2004, we used $9.1 million in investing activities, consisting principally of capital expenditures of approximately $4.6 million, including $1.6 million to purchase equipment for our directional drilling services segment, approximately $1.2 million to purchase casing equipment and approximately $1.4 million to make capital repairs to existing equipment in our compressed air drilling services segment. In September 2004, we acquired 100% of the outstanding stock of Safco for $1.0 million. As of November 1, 2004, AirComp acquired substantially all the assets of Diamond Air for $4.6 million in cash and the assumption of approximately $450,000 of debt. We contributed our share of the purchase price, or $2.5 million, to AirComp in order to fund the purchase. Finally, in December 2004, we acquired Downhole for approximately $1.1 million in cash, 568,466 shares of our common stock and the payment or assumption of $950,000 of debt.
      During the year ended December 31, 2003, we used $4.5 million in investing activities, consisting of the purchases of equipment of $5.4 million, which was partially offset by the proceeds from the sale of equipment of $843,000.
      Cash used in investing activities in 2002 was $8.5 million, reflecting the acquisitions of our Jens’ and Strata subsidiaries for a total of $8.3 million, purchases of other equipment of $518,000, and proceeds from the sales of equipment of $367,000.

Financing Activities
      During the six months ended June 30, 2005, financing activities provided $5.0 million in cash. We received $5.2 million, net, in borrowings under long-term debt facilities and paid $199,000 in debt issuance costs. During the six months ended June 30, 2004 financing activities provided $323,000 as $1.9 million of net proceeds from the sale of common stock was offset by $1.3 million for debt repayment and $211,000 for debt issuance costs.
      During the year ended December 31, 2004, financing activities provided a net of $11.8 million in cash. We received $16.9 million in net proceeds from the issuance of common stock, $8.2 million in borrowings under long-term debt facilities and a $689,000 increase in net borrowings under our revolving lines of credit. The proceeds were used to repay long-term debt totaling $13.5 million and to pay $391,000 in debt issuance costs. During the year ended December 31, 2003, financing activities provided a net of $3.8 million in cash. In 2003, we received $14.1 million from the issuance of long-term debt and $30.5 million from borrowings under our credit facilities. These proceeds were used to pay long-term debt in the amount of $10.8 million and make principal payments on outstanding borrowings under our lines of credit in the amount of $29.4 million. We also used $408,000 in cash for debt issuance costs in 2003. During the year ended December 31, 2002, financing activities provided a net of $6.3 million in cash. In 2002, we received $9.7 million from the issuance of long-term debt and $7.1 million from borrowings under our credit facilities. These proceeds were used to pay long-term debt in the amount of $4.1 million and make principal payments on outstanding borrowings under our lines of credit in the amount of $5.8 million. We also used $588,000 in cash for debt issuance costs in 2002.
      In April 2004, Energy Spectrum, the holder of our preferred stock, converted its 3,500,000 shares of Series A 10% Cumulative Convertible Preferred Stock, including accrued dividend rights, into 1,718,090 shares of common stock.

      On August 10, 2004, we completed the private placement of 3,504,667 shares of our common stock at a price of $3.00 per share. Net proceeds to us, after selling commissions and expenses, was approximately $9.6 million. On September 30, 2004, we completed the private placement of 1,956,634 shares of our common stock at a price of $3.00 per share. Net proceeds to us, after selling commissions and expenses, was approximately $5.4 million. We used the net proceeds of the private placement offerings to fund the acquisitions of Safco, Downhole, Delta and Capcoil.
      In September 2004, we issued 1.3 million shares of our common stock to Jens Mortensen, a director, in exchange for his 19% interest in Jens’. As a result of this transaction, we now own 100% of Jens’. The purchase price was valued at $6.4 million, which was the value of the 1.3 million shares of common stock issued to Mr. Mortensen based on the last sale price of the common stock as reported on the American Stock Exchange on the date of issuance. This amount was treated as a contribution to stockholders equity. On our balance sheet, we eliminated the amount recorded as Jens’ minority interest, $2.0 million. The balance of the contribution ($4.5 million) was allocated as follows: In June 2004, we obtained an appraisal of the fixed assets of Jens’, which valued the fixed assets at $20.1 million. The book value of the fixed assets was $15.8 million. We increased the value of Jens’ fixed assets by 19% of the excess of the appraised value over the book value of the assets, or $813,511. The balance of the purchase price, or $3.7 million, was allocated to goodwill.
      In January 2005, we executed a business development agreement with CTTV Investments LLC, an affiliate of ChevronTexaco Inc., whereby we issued 20,000 shares of our common stock to CTTV, and further agreed to issue up to an additional 60,000 shares to CTTV contingent upon our subsidiaries receiving certain levels of revenues in 2005 from ChevronTexaco and its affiliates.
      On April 1, 2005, we issued 223,114 shares of common stock in connection with the acquisition of Delta and on May 1, 2005, we issued 168,161 shares of common stock in connection with the acquisition of Capcoil.
      At June 30, 2005, we had several bank credit facilities and other debt instruments at Allis-Chalmers, all of which were consolidated in our financial statements. The agreements governing these credit facilities contained customary events of default and financial covenants, and limited our ability to incur additional indebtedness, make capital expenditures, pay dividends or make other distributions, create liens, and sell assets. At June 30, 2005, we had $37.9 million in outstanding indebtedness, of which $33.9 million was long-term debt and $4.0 million was the current portion of long-term debt. Allis-Chalmers and its subsidiaries other than AirComp were all parties to or guarantors of the Allis-Chalmers credit facilities.
      Prior to July 2005, we had a credit agreement dated December 7, 2004 that provided for the following credit facilities:

•	A $10.0 million revolving line of credit. Borrowings were limited to 85% of eligible accounts receivables, as defined. Outstanding borrowings under this line of credit were $6.9 million as of June 30, 2005.

•	A term loan with a principal balance at June 30, 2005 of $5.1 million providing for monthly payments of principal of $105,583. We were also required to prepay this term loan by an amount equal to 20% of the accounts receivables collections from our largest customer in Mexico.

•	A $6.0 million capital expenditure and acquisition line of credit. Borrowings under this facility were payable monthly over four years beginning January 2006. Availability of this capital expenditure term loan facility was subject to security acceptable to the lender in the form of equipment or other acquired collateral. Outstanding borrowings under this line of credit were $6.0 million as of June 30, 2005.

      These credit facilities matured on December 31, 2008 and were secured by liens on substantially all our assets. The interest rate payable on borrowings fluctuated based on the prime rate. The average interest rate was 7.0% as of June 30, 2005. We paid a 0.5% per annum fee on the undrawn portion of the revolving line of credit and the capital expenditure line.

      In July 2005, we replaced our credit agreement described above with new credit facilities in order to increase our financial flexibility to make additional acquisitions and to provide funds for general corporate purposes. Our new senior secured credit facility consists of the following:

•	A $13.0 million revolving line of credit. Borrowings are limited to 85% of eligible accounts receivables plus 50% of eligible inventory (up to a maximum of $2.0 million of borrowings based on eligible inventory). This facility will be used to finance working capital requirements and other general corporate purposes, including the issuance of standby letters of credit.

•	An $18.0 million term loan.

•	A $24.0 million term loan.
      We borrowed $43 million against the facilities to refinance our existing credit facility and the AirComp facility described below, to fund the acquisition of M-I’s interest in AirComp and the air drilling assets of W. T. Enterprises, Inc., and to pay transaction costs. Approximately $12 million remains available under the revolving line of credit.
      The credit facilities will mature in July 2007. Amounts outstanding under the term loans in July 2006 will be required to be repaid in monthly principal payments based on a 48 month repayment schedule with the remaining balance due at maturity. Additionally, during the second year of the loan, we will be required to prepay the remaining balance of the term loans by 75% of excess cash flow, if any, after debt service and capital expenditures. The interest rate payable on borrowings is based on a margin over the London Interbank Offered Rate, referred to as LIBOR, or the prime rate and we will pay a 0.5% fee on the undrawn portion of the facilities. The margin over LIBOR will increase by 1.0% in the second year. The credit facilities are secured by substantially all of our assets and contain customary events of default and financial and non-financial covenants, including limitations on our ability to incur additional indebtedness, make capital expenditures, pay dividends or make other distributions, create liens, and sell assets.
      Our Jens’ subsidiary has a subordinated note in the amount of $3.3 million payable to Jens Mortensen, who sold Jens’ to us and is one of our directors. The note accrues interest at 7.5% per annum and provides for quarterly interest payments. In July 2005, the maturity of the subordinated note was extended from January 2006 to October 2007 and we agreed to make a $300,000 principal pre-payment on August 31, 2005. In connection with the purchase of Jens’, we also agreed to pay a total of $1.2 million to Mr. Mortensen in exchange for a non-compete agreement. We are required to make monthly payments of $20,576 through January 31, 2007. As of June 30, 2005, the balance due was approximately $391,000, including $247,000 classified as current portion of long-term debt.
      Jens’ also has several small equipment financings and a real estate loan which in the aggregate totaled $1.0 million as of June 30, 2005. Jens’ has two bank term loans aggregating $185,000 which accrue interest at an adjustable rate based on the prime rate (8.25% at June 30, 2005) and which require monthly payments of $13,000 plus accrued interest. Jens’ also has a five-year equipment financing term loan with a principal balance of $293,000 at June 30, 2005. The loan is payable in monthly installments of principal and interest equal to $6,449 per month through December 2009. Finally, Jens’ has a real estate term loan which is payable in equal monthly installments of $4,344 with the remaining outstanding balance due on January 1, 2010. The interest rate floats based on the prime rate. The outstanding principal balance was $552,000 at June 30, 2005.
      Strata entered into a short-term vendor financing agreement that provides extended payment terms for the purchase, lease and repair costs related to downhole drill motors. As of June 30, 2005, the outstanding balance was $420,000. Interest is payable monthly at a fixed rate of 8.0% per annum and the principal is due in December 2005.

      At June 30, 2005, AirComp had the credit facilities described below. These credit facilities were repaid in connection with our acquisition of the minority interest in AirComp and the refinancing of our bank credit facilities described above.

•	A $3.5 million bank line of credit of which $520,000 was outstanding at June 30, 2005. Interest accrued at an adjustable rate based on the prime rate. The average interest rate was 7.0% as of June 30, 2005. We paid a 0.5% per annum fee on the undrawn portion. Borrowings under the line of credit were subject to a borrowing base consisting of 80% of eligible accounts receivable.

•	A term loan with a remaining principal balance of $6.2 million at June 30, 2005 which accrued interest at an adjustable rate based on either the London Interbank Offered Rate, which is referred to as LIBOR, or the prime rate. The average interest rate was 8.25% as of June 30, 2005. Principal payments of $286,000 plus interest were due quarterly with a final maturity date of June 27, 2007.

•	A “delayed draw” term loan facility in the amount of $1.5 million to be used for capital expenditures. Interest accrued at an adjustable rate based on either the LIBOR or the prime rate. The loan was to mature on June 27, 2007. The outstanding principal balance was $1.5 million as of June 30, 2005.

      The AirComp credit facilities were secured by liens on substantially all of AirComp’s assets. We guaranteed 55% of the obligations of AirComp under these facilities.
      At June 30, 2005, AirComp also had a subordinated note payable to M-I in the amount of $4.8 million bearing interest at an annual rate of 5.0%. In 2007, each party had the right to cause AirComp to sell its assets (or the other party may buy out such party’s interest), and in such event this note (including accrued interest) would have been due and payable. The note was also due and payable if M-I sold its interest in AirComp or upon a termination of AirComp. At June 30, 2005, $509,000 of interest was included in accrued interest. This note was assigned to us in connection with the purchase of M-I’s interest in AirComp in July 2005.
      As part of the acquisition of Mountain Air in 2001, we issued a note to the sellers of Mountain Air in the original amount of $2.2 million which accrued interest at 5.75% per annum. This note was reduced to $1.5 million in 2003 as a result of the settlement of a legal action against the sellers. In April 2005, we settled a subsequent legal action by paying $1.0 million in cash and agreeing to pay an additional $350,000 on June 1, 2006, and $150,000 on June 1, 2007, in extinguishment of all amounts due under the promissory note and all other claims. Mountain Air has a term loan in the amount of $172,000 at June 30, 2005 with an interest rate of 5.0%. Principal and interest payments of $5,039 are due on the last day of each month. The final maturity date is June 30, 2008.
      The following table summarizes our obligations and commitments to make future payments under our notes payable, operating leases, employment contracts and consulting agreements for the periods specified as of December 31, 2004.

	Payments by Periods

		Less than
Contractual Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	After 5 Years

	(in thousands)
Notes Payable	$30,473	$5,541	$17,406	$7,526	$—
Interest Payments on notes payable	2,133	316	1,470	346	—
Operating Lease	1,834	550	813	471	—
Employment Contracts	2,566	1,006	1,560	—	—

Total Contractual Cash Obligations	$37,006	$7,413	$21,249	$8,343	$—

      We have no off balance sheet arrangements, other than normal operating leases and employment agreements, that have or are likely to have a current or future material effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources. We do not guarantee obligations of any unconsolidated entities.
      We have identified capital expenditure projects that will require up to approximately $4.0 million for the remainder of 2005, exclusive of any acquisitions. We believe that our current cash generated from operations, cash available under credit facilities and cash on hand will provide sufficient funds for our identified projects.
      Our business strategy includes both internal growth and acquisitions. We are regularly involved in discussions with a number of potential acquisition candidates and from time to time enter into non-binding letters of intent for acquisitions, only some of which are consummated. We also expect to make significant capital expenditures to acquire equipment and to maintain our existing equipment. As described in “Business — Description of Businesses — Casing and Tubing Services,” we are currently in discussions to acquire $15 million of casing and tubing assets, which would be partially funded by some or all of the net proceeds of the proposed sale of common stock described below in  " —Recent Developments" and would also require additional borrowings under our bank credit facility, which would require the consent of the lender to the acquisition. We will also need to refinance our existing debt facilities as they become due and provide funds for additional capital expenditures and acquisitions. To effect our business strategy, we will require additional equity or debt financing in excess of our current working capital, amounts available under credit facilities and the proceeds of this offering. There can be no assurance that we will be successful in raising additional debt or equity capital or that we will do so on terms that will be acceptable to us.
Recent Developments
      On August 24, 2005, we completed an underwritten public offering of 5,073,565 shares of common stock, including 1,000,000 shares issued by us and 4,073,565 shares sold by selling stockholders. In addition, we granted the underwriters a 30-day option to acquire an additional 761,034 shares of common stock, solely to cover over-allotments, if any. The proceeds of the offering to us, after deducting the underwriting discount, were approximately $9.1 million, which we intend to use for general corporate purposes, which may include acquisitions, capital expenditures and working capital. We may also use all or a portion of the net proceeds of the offering for the acquisition of additional casing and tubing assets, as described in “Business - Description of Business - Casing and Tubing Services,” is consummated.

      As described above under “— Liquidity and Capital Resources,” in July 2005, we replaced and increased our bank credit facilities to an aggregate of $55 million.

     In July 2005 we acquired the compressed air drilling assets of W. T. Enterprises, Inc., based in south Texas, for $6.0 million. We expect to integrate the compressed air drilling operations of W. T. Enterprises into the other compressed air drilling operations of our AirComp subsidiary.

      In July 2005, we acquired from M-I its 45% interest in AirComp and a subordinated note in the principal amount of $4.8 million issued by AirComp, for which we paid M-I $7.1 million in cash and issued to M-I a $4.0 million subordinated note bearing interest at 5% per annum. As a result, we now own 100% of AirComp. The note issued to M-I is convertible into up to 700,000 shares of our common stock at a conversion price equal to the market value of the common stock at the time of conversion.

      In May 2005, we acquired 100% of the outstanding capital stock of Capcoil Tubing Services, Inc. for $2.7 million, 168,161 shares of our common stock and the payment or assumption of approximately $1.3 million of debt. Capcoil, located in Kilgore, Texas, provides capillary and coil tubing services to enhance production from existing wells. Capcoil had revenues of $5.8 million for the year ended December 31, 2004.

      In April 2005, we acquired 100% of the outstanding stock of Delta Rental Service, Inc. for $4.6 million in cash, 223,114 shares of our common stock and two promissory notes totaling $350,000. Delta, located in Lafayette, Louisiana, is a rental tool company providing specialty rental items to the oilfield such as spiral heavy weight drill pipe, test plugs used to test blow-out preventers, well head retrieval tools, spacer spools and assorted handling tools. For the year ended December 31, 2004, Delta had revenues of $3.3 million.

      In April 2005, we amended our December 7, 2004 credit agreement to extend the final maturity of our credit facilities for one year to December 31, 2008, include our Delta and Downhole subsidiaries as parties to our credit facilities, and provide for increased availability under our $10.0 million revolving line of credit and our $6.0 million acquisition line of credit based on the receivables and assets of Delta and Downhole.

      As described in “Business — Description of Businesses — Casing and Tubing Services,” we are currently in discussions to acquire $15 million of casing and tubing assets, which we believe would allow us to further expand our casing and tubing service offerings.
Critical Accounting Policies
      We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements included elsewhere in this document. Our preparation of this document and our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.
      Allowance for Doubtful Accounts. The determination of the collectibility of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customer payment history and current credit worthiness to determine that collectibility is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Those uncertainties require us to make frequent judgments and estimates regarding our customers’ ability to pay amounts due us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. Provisions for doubtful accounts are recorded when it becomes evident that the customers will not be able to make the required payments at either contractual due dates or in the future.
      Revenue Recognition. We provide rental equipment and drilling services to our customers at per day and per job contractual rates and recognize the drilling related revenue as the work progresses and when collectibility is reasonably assured. The Securities and Exchange Commission’s Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements,provides guidance on the SEC staff’s views on application of generally accepted accounting principles to selected revenue recognition issues. Our revenue recognition policy is in accordance with generally accepted accounting principles and SAB No. 104.
      Impairment of Long-Lived Assets. Long-lived assets, which include property, plant and equipment, goodwill and other intangibles, comprise a significant amount of our total assets. We make judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.
      Goodwill and Other Intangibles. We have recorded approximately $11.9 million of goodwill and $6.2 million of other identifiable intangible assets. We perform purchase price allocations to intangible assets when it makes a business combination. Business combinations and purchase price allocations have been consummated for purchase of the Mountain Air, Strata and Jens’ operating segments. The excess of the purchase price after allocation of fair values to tangible assets is allocated to identifiable intangibles and thereafter to goodwill. Subsequently, we have performed its initial impairment tests and annual impairment tests in accordance with Financial Accounting Standards Board No. 141, Business Combinations, and Financial Accounting Standards Board No. 142, Goodwill and Other Intangible Assets. These initial valuations used two approaches to determine the carrying amount of the individual reporting units. The first approach is the Discounted Cash Flow Method, which focuses on the expected cash flow of the Company. In applying this approach, the cash flow available for distribution is projected for a finite period of years. Cash flow available for distribution is defined as the amount of cash that could be distributed as a dividend without impairing our future profitability or operation. The cash flow available for distribution and the terminal value (the value at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise. This valuation method is dependent upon the assumptions made regarding future cash flow and cash requirements. The second approach is the Guideline Company Method which focuses on comparing the Company to selected reasonably similar publicly traded companies. Under this method, valuation multiples are: (i) derived from operating data of selected similar companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the Company relative to the selected guideline companies; and (iii) applied to the operating data of the Company to arrive at an indication of value. This valuation method is dependent upon the assumption that the value of the Company can be evaluated by analysis of its earnings and its strengths and weaknesses relative to the selected similar companies. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.
      AirComp and Sale of Interest in Subsidiary. We have adopted SEC Staff Accounting Bulletin (SAB) No. 51, Accounting for Sales of Stock by a Subsidiary, to account for its investment in AirComp. AirComp has been accounted for and consolidated as a subsidiary under SFAS No. 141, Business Combinations. Pursuant to SAB No. 51, the Company has recorded its own contribution of assets and liabilities at its historical cost basis. Since liabilities exceeded assets, the Company’s basis in AirComp was a negative amount. The Company has accounted for the assets contributed from M-I at a fair market value as determined by an outside appraiser. The Company gave M-I a 45% interest in AirComp in exchange for the assets contributed. As a result of the formation of the venture and its retention of a 55% interest in the venture, the Company realized an immediate gain to the extent of its negative basis and its 55% interest in the combined assets and liabilities of the venture. In accordance with SAB No. 51, the Company has recorded its negative basis investment in AirComp as an addition to equity and its share of the combined assets and liabilities realized from M-I assets as non-operating income.
      Stock Based Compensation. We account for our stock-based compensation using Accounting Principles Board, or APB, Opinion No. 25. Under APB No. 25, compensation expense is recognized for stock options with an exercise price that is less than the market price on the grant date of the option. For stock options with exercise prices at or above the market value of the stock on the grant date, we adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. We have adopted the disclosure-only provisions of SFAS 123 for the stock options granted to our employees and directors. Accordingly, no compensation cost has been recognized for these options. Many equity instrument transactions are valued based on pricing models such as Black-Scholes, which require judgments by management. Values for such transactions can vary widely and are often material to the financial statements.
Recently Issued Accounting Standards
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an Amendment of ARB No. 43, Chapter 4, which amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that these items be recognized as current period charges. In addition, SFAS No. 151 requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 151 and will adopt SFAS No. 151 on January 1, 2006.
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS 123R). SFAS 123R revises SFAS No. 123, Accounting for Stock-Based Compensation, and focuses on accounting for share-based payments for services by employer to employee. The statement requires companies to expense the fair value of employee stock options and other equity-based compensation. The statement does not require a certain type of valuation model and either a binomial or Black-Scholes model may be used. Under the current rules, we will be required to prepare financial statements in accordance with the provisions of SFAS 123R beginning in the first quarter of 2006. We are currently evaluating the method of adoption and the impact on our operating results. Our future cash flows will not be impacted by the adoption of this standard.
      In December 2004, the FASB issued FASB Staff Position No. 109-1, Application of FASB Statement No. 109, “Accounting for Income Taxes”, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, which provides guidance on the recently enacted American Jobs Creation Act of 2004. The Jobs Creation Act provides a tax deduction for income from qualified domestic production activities. FSP 109-1 provides for the treatment of the deduction as a special deduction as described in SFAS No. 109. As such, the deduction will have no effect on existing deferred tax assets and liabilities. The impact of the deduction is to be reported in the period in which the deduction is claimed on our U.S. tax return. We do not expect that this deduction will have a material impact on our effective tax rate in future years. FSP 109-1 is effective prospectively as of January 1, 2005.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which is effective for us beginning on December 15, 2005. SFAS No. 154 requires that all voluntary changes in accounting principles, including corrections of errors, are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 is not anticipated to have a material effect on our financial position or results of operations.
Quantitative and Qualitative Disclosure About Market Risk
      We are exposed to market risk primarily from changes in interest rates and foreign currency exchange risks.
     Interest Rate Risk
      Fluctuations in the general level of interest rates on our current and future fixed and variable rate debt obligations expose us to market risk. We are vulnerable to significant fluctuations in interest rates affecting our adjustable rate debt, and any future refinancing of our fixed rate debt and our future debt.
      At June 30, 2005, we were exposed to interest rate fluctuations on approximately $26.9 million of notes payable and bank credit facility borrowings carrying adjustable interest rates. A hypothetical one hundred basis point increase in interest rates for these notes payable would increase our annual interest expense by approximately $269,000. Due to the uncertainty of fluctuations in interest rates and the specific actions that might be taken by us to mitigate the impact of such fluctuations and their possible effects, the foregoing sensitivity analysis assumes no changes in our financial structure.
      We have also been subject to interest rate market risk for short-term invested cash and cash equivalents. The principal of such invested funds would not be subject to fluctuating value because of their highly liquid short-term nature. As of June 30, 2005, we had $2.7 million invested in short-term investments.
     Foreign Currency Exchange Rate Risk
      Our casing and tubing subsidiary conducts business in Mexico through a single customer. This business exposes us to foreign exchange risk. To control this risk, we provide for payment in U.S. dollars. However, we have historically provided our partner with a discount upon payment equal to 50% of any loss suffered by our Mexican customer between the date of invoicing and the date of payment. To date, such payments have not been material in amount.

BUSINESS
The Company
      We provide services and equipment to oil and gas exploration and development companies, principally in Texas, Louisiana, New Mexico, Colorado, Oklahoma, offshore in the United States Gulf of Mexico, and offshore and onshore in Mexico. We currently operate in five sectors of the oil and gas service industry: directional and horizontal drilling; casing and tubing; compressed air drilling; production services; and rental tools. We identify and pursue opportunities in the oil and gas service industry that we believe are growing faster than the industry as a whole and where we can capitalize on our competitive strengths.
      Over the past several years, we have significantly expanded the geographic scope of our operations and the range of services we provide through internal growth and strategic acquisitions. Key to this strategy has been our ability to successfully identify, acquire and integrate strategic and complementary businesses. Since 2001, we have completed ten acquisitions, including three in 2005. Along with our acquisition growth, we have achieved organic growth through geographic expansion, through the acquisition of additional equipment and personnel, and by cross selling our services from our various operating locations.
      We were incorporated in 1913 under Delaware law. We reorganized in bankruptcy in 1988, and sold all of our major businesses. In May 2001, we consummated a merger in which we acquired OilQuip Rentals, Inc. and its wholly-owned subsidiary, Mountain Compressed Air, Inc. In December 2001, we sold Houston Dynamic Services, Inc., our last pre-bankruptcy business. In February 2002, we acquired approximately 81% of the capital stock of Jens’ Oilfield Service, Inc. and substantially all of the capital stock of Strata Directional Technology, Inc. In July 2003, we entered into a limited liability company operating agreement with M-I L.L.C., a joint venture between Smith International and Schlumberger N.V., to form a Delaware limited liability company named AirComp LLC. Pursuant to this agreement, we owned 55% and M-I owned 45% of AirComp. In September 2004, we increased our ownership of Jens’ Oilfield Service, Inc. to 100%. In September 2004, we acquired 100% of the outstanding stock of Safco-Oil Field Products, Inc. In November 2004, AirComp acquired substantially all of the assets of Diamond Air Drilling Services, Inc. and Marquis Bit Co., LLC, collectively. In December 2004, we acquired Downhole Injection Services, LLC. In April 2005, we acquired Delta Rental Service, Inc., and, in May 2005, we acquired Capcoil Tubing Services, Inc. In July 2005, we acquired M-I’s interest in AirComp, and acquired the compressed air drilling assets of W.T. Enterprises, Inc. As a result of these transactions, our prior results for each of the casing and tubing sector, the directional drilling sector and the air drilling sector may not be indicative of current or future operations of those sectors. In January 2005, we changed our name from Allis-Chalmers Corporation to Allis-Chalmers Energy Inc.
Business Strategy
      We intend to continue to pursue the growth strategy that has allowed us to significantly increase our revenues and profitability over the last several years. The key elements of this strategy include:
      Increasing Our Market Presence. We intend to increase our market share by expanding our customer base and by offering additional services and increasing sales to existing customers. To accomplish this we will continue to acquire additional equipment and personnel and cross sell our services from our various operating locations.
      Expanding Geographically. In the last twelve months, we opened new operating locations in Grand Junction, Colorado, Oklahoma City, Oklahoma and Corpus Christi, Midland and Alice, Texas. We intend to continue to establish new operating locations in active oil and gas producing areas in the United States where we can optimize the utilization of our equipment and personnel. We also intend to expand our international operations through strategic alliances similar to our casing and tubing operations in Mexico.
      Selectively Pursuing Acquisitions. We intend to continue our disciplined pursuit of acquisition opportunities. We seek acquisitions that have high growth potential and add new services, operations and personnel, provide us with access to new markets, enhance our current market position or enlarge our customer base. Over the last four years, we have completed ten acquisitions, including three during 2004 and three in 2005.
Competitive Strengths
      We believe we are well-positioned to execute our business strategy because of the following competitive strengths:
      Experienced Management. The members of our executive management team, with an average of nearly 20 years experience in the energy sector, have a strong reputation and long-standing relationships with many of the major independent and small exploration and production companies. We believe that our management team has demonstrated its ability to grow our business organically, make strategic acquisitions and successively integrate new businesses into our operations. The management team is assisted by experienced and dedicated salesmen and operators that allow us to compete effectively with both multinational and regional service providers.
      Strong Market Position. We offer a broad portfolio of products and services and maintain a strong presence through offices located in many of the most active oil and gas producing areas in the United States and Mexico, both onshore and offshore. We believe that our strong presence and our reputation in our markets for superior customer service, the quality of our equipment, the experience of our operators and our long-standing customer relationships provide us with a significant advantage over our competitors.
      Superior Customer Service. We emphasize highly responsive customer service. Our service centers are located near our customers. In addition, we maintain skilled employees with the technological expertise to understand our customers’ needs. We plan to continue to leverage our reputation for highly responsive customer service both to attract new customers and to enhance our customer relationships.
Industry Overview
      Oil and natural gas producers tend to focus on their core competencies of identifying reserves, which has resulted in the extensive outsourcing of drilling and service functions. The use of service companies allows oil and gas companies to avoid the capital and maintenance costs of the equipment in what is already a capital intensive industry. As drilling becomes increasingly more technical and costly, exploration and production companies are increasingly demanding higher quality equipment and service from equipment and service providers. We believe that:

•	Oil and gas exploration and production companies are currently consolidating their supplier base to streamline their purchasing operations and generate economies of scale by purchasing from fewer suppliers;

•	Producers are favoring larger suppliers that provide a comprehensive list of products and services;

•	Companies that can meet customers’ demands will continue to earn new and repeat business;

•	Many businesses in the highly fragmented oilfield industry lack sufficient size (many businesses generate annual revenues of less than $15 million), lack depth of management (many businesses are family-owned and managed) and have less sophisticated service and control capabilities;

•	We can offer customers significant advantages over our smaller competitors; and

•	Opportunities exist to acquire competing businesses and successfully integrate and enhance their operations within our operating structure.

•	Consolidation among larger oilfield service providers has created an opportunity for us to compete effectively in certain niche markets which are under-served by the large oilfield service and equipment companies and in which we can provide better products and services than the smaller competitors currently providing a significant portion of the services in this industry.

      The number of working drilling rigs is an important indicator of activity levels in the oil and gas industry, typically referred to as the “rig count.” The rig count in the U.S. increased from 862 as of December 31, 2002 to 1,243 on December 31, 2004, according to the Baker Hughes rig count. Furthermore, directional and horizontal rig counts increased from 283 as of December 31, 2002 to 440 on December 31, 2004, which accounted for 32.8% and 35.4% of the total U.S. rig count, respectively. As of June 30, 2005, this trend has continued, with the rig count climbing to 1,370, of which 516 or 37.7% were directional and horizontal rigs. Currently we believe that the number of available drilling rigs is insufficient to meet the demand for drilling rigs. Consequently, unless a significant number of drilling rigs are brought online, the rig count may not increase substantially despite the strong demand.
Description of Businesses
     Directional Drilling Services
      We provide directional, horizontal and measurement while drilling services to oil and gas companies operating both onshore and offshore in Texas and Louisiana. According to Baker Hughes, 38% of all wells in the United States are currently drilled directionally. We expect that figure to grow significantly over the next several years as companies seek to exploit maturing fields and sensitive formations. Management believes directional drilling offers several advantages over conventional drilling including:

•	Improvement of total cumulative recoverable reserves;

•	Improved reservoir production performance beyond conventional vertical wells; and

•	Reduction of the number of field development wells.
      Our teams of experienced personnel utilize state of the art tools to provide services including well planning and engineering to meet drilling performance and geological or reservoir targets set by the customer, directional drilling tool configuration, well site directional drilling supervision and guidance, new well and reentry drilling, steerable drilling and log while drilling services. Since 2002 we have increased our team of directional drillers from ten to more than 60.
     Casing and Tubing Services
      We supply specialized equipment and trained operators to install casing and tubing, change out drill pipe and retrieve production tubing for both onshore and offshore drilling and workover operations, which we refer to as casing and tubing services. Most wells drilled for oil and natural gas require some form of casing and tubing to be installed in the drilling and completion phase. We currently provide casing and tubing services primarily to areas in South Texas and Mexico. We are also targeting regional expansion in East Texas and Oklahoma.
      We provide equipment used in casing and tubing services in Mexico to Materiales y Equipo Petroleo, S.A. de C.V., which we refer to as Matyep. Matyep provides equipment and services for offshore and onshore drilling operations to Petroleos Mexicanos, known as Pemex, in Villahermosa, Reynosa, Veracruz and Ciudad del Carmen, Mexico. Matyep provides all personnel, repairs, maintenance, insurance and supervision for provision of the casing and tubing crew and torque turn service. We have approximately $8.0 million of equipment in Mexico. Services to offshore drilling operations in Mexico are seasonal, with less activity during the first quarter of each calendar year due to weather conditions.
      For the years ended December 31, 2004, 2003 and 2002, our Mexico operations accounted for approximately $5.1 million, $3.7 million and $2.7 million, respectively, of our revenues. We provide extended payment terms to Matyep and maintain a high accounts receivable balance due to these terms. The accounts receivable balance was approximately $968,000 at December 31, 2004 and was approximately $1.4 million at December 31, 2003. Jens’ has been providing services to Pemex in association with Matyep since 1997; however, the loss of Matyep as a customer or a default on its receivables would have a material adverse effect on our business.

      We have had initial discussion with respect to the purchase, for $15 million, of more than 10,000 items of casing and tubing installation equipment in a bulk purchase from the seller, including spiders, hammers, elevators, trucks, pickups, power units, laydown machines, casing tools, and torque turn equipment. However, we have not entered into a definitive agreement or letter of intent with the seller.
      The equipment is currently used and would be used by us to install casing and tubing, change out drill pipe and retrieve production tubing for both onshore and offshore drilling and workover operations. The equipment is of the same type that we currently use in the operation of our casing and tubing services business and we would not be required to develop or acquire elsewhere any other assets in order to utilize the equipment.
      It is impossible to determine the age of the equipment. For accounting purposes we would depreciate the equipment in the same manner as we depreciate our other casing and tubing assets, over 15 years with a residual value equal to 15% of the initial carrying value of the equipment. We have obtained an appraisal of the equipment indicating a value of at least $15 million.
      We would not acquire any customer lists or customer relationships in connection with the acquisition of the equipment; however, the seller and our casing and tubing segment serve many of the same customers and it is anticipated that we would increase our customer base as a result of the expansion of our business with the new equipment. We have not met with any employees of the seller. While it is likely that we would hire former employees of the seller in order to expand our casing and tubing operations, we cannot at this point predict the number of employees or the positions in which such employees would be employed.
      We have not included in this prospectus historical financial information for these assets or pro forma financial information giving effect to the possible acquisition of these assets. As noted above, we will not acquire any customer lists or customer relationships of the seller, nor will we acquire the seller’s facilities, operating rights, operating techniques or trade names. Accordingly, there would not be sufficient continuity of the seller’s operations prior to and after the transactions such that disclosure of prior financial information relating to the assets would be material to an understanding of our future operations. For this reason, the assets do not constitute a “business” within the meaning of the SEC’s Regulation S-X.
      We do not currently have available funds, either on hand or under our credit agreements, to consummate the acquisition. We have the ability to fund a portion of the purchase price from the proceeds of the offering described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations -  Recent Developments.” To fund the purchase, we would either have to sell additional shares of common stock to the underwriter pursuant to the over-allotment option granted in connection with the offering or we would have to obtain approval from our lender under our bank credit agreement to borrow additional funds necessary to consummate the acquisition. Otherwise, we would have to seek other sources of financing in order to complete the acquisition. In addition, we have not completed an assessment as to all potential costs, logistics, risks and benefits of purchasing and integrating the equipment into our existing casing and tubing business. For the foregoing reasons, there can be no assurance that we will purchase the equipment on the terms described above, that our lenders will consent to the acquisition, or that we otherwise will be able to complete the proposed acquisition, or if we complete the proposed acquisition, that the terms will be those presently contemplated.
     Compressed Air Drilling Services
      AirComp, LLC provides engineering services, compressed air and chemicals for the compressed air drilling, workover, completion and transmission segments of the oil and gas industry, which we refer to as compressed air drilling services. We believe AirComp is the world’s second largest provider of compressed air drilling services. We have a combined fleet of over 90 compressors and boosters. Our broad and diversified product line enables us to compete in the under balanced drilling market with an equipment package engineered and customized to specifically meet customer requirements.
      Under balanced drilling shortens the time required to drill a well and enhances production by minimizing formation damage. There is a continuing trend in the industry to drill, complete, and work over wells with under balanced drilling operations and we expect the market to continue to grow.
      In July 2005, we acquired the compressed air drilling assets of W. T. Enterprises, Inc., operating in south Texas. The acquired assets include air compressors, boosters, mist pumps, rolling stock and other equipment. These assets will be integrated into AirComp’s assets, and will complement and add to AirComp’s product and service offerings.
     Production Services
      In December 2004, we acquired Downhole and in May 2005 we acquired Capcoil. With these two acquisitions, we supply specialized equipment and trained operators to install capillary tubing and coiled tubing into flowing oil and gas wells up to depths of approximately 20,000 feet, typically without interrupting production for both onshore and offshore producing wells. Chemicals are injected through the tubing to targeted zones. The result is improved production from treatment of downhole corrosion, scale, paraffin and salt build-up in producing wells. Natural gas wells with low bottom pressures can experience fluid accumulation in the tubing and well bore. This injection system can inject a foaming agent which lightens the fluids allowing them to flow out of the well. Additionally, corrosion inhibitors can be introduced to reduce corrosion in the well.
      We have an inventory of specialized equipment consisting of capillary and coil tubing units in various sizes ranging from one-quarter inch to one and one-quarter inch along with nitrogen pumping and transportation equipment. We also maintain a full range of stainless and carbon steel coiled tubing and related supplies used in the installation of the tubing. We sell or rent the tubing and charge a fee for its installation, servicing and removal, which includes the service personnel and associated equipment on a turn key hourly basis. We do not provide the chemicals injected into the well.
     Rental Tools
      In September 2004, we acquired Safco-Oil and in April 2005, we acquired Delta. With these acquisitions, we supply specialized equipment for both onshore and offshore drilling and workover operations, which we refer to as rental tools services. Most wells drilled for oil and natural gas require some form of rental tools in the completion phase of a well.
      We have an inventory of specialized equipment consisting of heavy-weight spiral drill pipe, double studded adaptors, test plugs, wear sleeves, adaptor spools, baskets and spacer spools and other assorted handling tools in various sizes to met our customers demands. We charge customers for rental equipment on a daily basis. The customer is liable for damaged or lost equipment. We currently provide rental tool services primarily in Texas, Oklahoma, Louisiana, and offshore in the Gulf of Mexico.
      We plan to further expand our rental tools operations in the domestic oil and gas industry through joint marketing efforts with our other business segments and through selected acquisitions.
Customers
      Our customers are the major and independent oil and gas companies operating in the U.S. and Mexico. In 2004, Matyep in Mexico represented 10.8% and Burlington Resources Inc. represented 10.1% of our consolidated revenues. In 2003, Matyep, Burlington Resources Inc. and El Paso Energy Corporation represented 10.2%, 11.1% and 14.1%, respectively, of our revenues. The loss without replacement of our larger existing customers could have a material adverse effect on our results of operations.
Suppliers
      The equipment utilized in our business is generally available new from manufacturers or at auction. Currently, due to the high level of activity in the oil service industry, there is a high demand for new and used equipment. Consequently, there is a limited amount of many types of equipment available at auction and significant backlogs on new equipment. However, we own sufficient equipment for our projected operations over the next twelve months. The cost of acquiring new equipment to expand our business could increase as a result of the high demand for equipment in the industry.
      Historically, we have sought to purchase equipment for our rental tools on an opportunistic basis; however, there is currently a shortage of equipment, which is available new from our suppliers. We believe there is a six to eight month backlog on orders to these suppliers. However, we currently own sufficient equipment for projected operations over the next twelve month and we believe the shortage of equipment will result in increased demand for our services.
Competition
      We experience significant competition in all areas of our business. In general, the markets in which we compete are highly fragmented, and a large number of companies offer services that overlap and are competitive with our services and products. We believe that the principal competitive factors are technical and mechanical capabilities, management experience, past performance and price. While we have considerable experience, there are many other companies that have comparable skills. Many of our competitors are larger and have greater financial resources than we do.
      There are three major directional drilling companies, Schlumberger, Halliburton and Baker Hughes, that market both worldwide and in the U.S. as well as numerous small regional players, including us. There are believed to be at least 50 regional directional and horizontal drilling companies operating in the U.S. Management estimates that the regional market companies account for approximately 15% of the domestic market.
      Two large companies, Frank’s Casing Crew and Rental Tools and Weatherford, have a substantial portion of the casing and tubing market in south Texas. The market remains highly competitive and fragmented with at least 30 casing and tubing crew companies working in the U.S. Our primary competitors in Mexico are South American Enterprises and Weatherford, both of which provide similar products and services.
      Our largest competitor for compressed air drilling services is Weatherford. Weatherford focuses on large projects, but also competes in the more common compressed air, mist, foam and aerated mud drilling applications. Other competition comes from smaller regional companies.
      There are two other significant competitors in the chemical injection services market, Weatherford and Dyna Coil. We believe we have an approximate 30% market share in the southwestern United States for chemical injection services using the capillary coiled tubing system.
      The rental tool business is highly fragmented with hundreds of companies offering various rental tool services. Our largest competitors include Weatherford, Oil and Gas Rental Tools, Quail Rental Tools and Knight Rental Tools.
Backlog
      We do not view backlog of orders as a significant measure for our business because our jobs are short-term in nature, typically one to thirty days, without significant on-going commitments.
Employees
      Our strategy includes acquiring companies with strong management and entering into long-term employment contracts with key employees in order to preserve customer relationships and assure continuity following acquisition. We believe we have good relations with our employees, none of whom are represented by a union. We actively train employees across various functions, which we believe is crucial to motivate our workforce and maximize efficiency. Employees showing a higher level of skill are trained on the more technically complex equipment and given greater responsibility. All employees are responsible for on-going quality assurance. At July 31, 2005, we had 442 employees.
Insurance
      We carry a variety of insurance coverages for our operations, and are partially self-insured for certain claims in amounts that we believe to be customary and reasonable. However, there is a risk that our insurance may not be sufficient to cover any particular loss or that insurance may not cover all losses.

Finally, insurance rates have in the past been subject to wide fluctuation, and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions.
Federal Regulations And Environmental Matters
      Our operations are subject to federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. Because we provide services to companies producing oil and gas, which are toxic substances, we may become subject to claims relating to the release of such substances into the environment. While we are not currently aware of any situation involving an environmental claim that would likely have a material adverse effect on us, it is possible that an environmental claim could arise that could cause our business to suffer. We do not anticipate any material expenditures to comply with environmental regulations affecting our operations.
      In addition to claims based on our current operations, we are from time to time named in environmental claims relating to our activities prior to our bankruptcy in 1988 (See “— Legal Proceedings”).
Intellectual Property Rights
      Except for our relationships with our customers and suppliers described above, we do not own any patents, trademarks, licenses, franchises or concessions which we believe are material to the success of our business. As part of our overall corporate strategy to focus on our core business of providing services to the oil and gas industry and to increase stockholder value, we are investigating the sale or license of our worldwide rights to trade names and logos for products and services outside the energy sector.
Description Of Properties
      To support our directional drilling operations, we maintain operating locations in Houston, Midland and Corpus Christi, Texas, and in Oklahoma City, Oklahoma.
      To support our compressed air drilling compressed air drilling operations, we maintain operating locations in Houston, San Angelo and Fort Stockton, Texas, Farmington, New Mexico, and Grand Junction and Denver, Colorado.
      To support our casing and tubing operations, we maintain operating locations in Alice, Edinburg, Victoria and Pearsall, Texas.
      To support our production services operations, we maintain operating locations in Midland, Corpus Christi and Kilgore, Texas.
      To support our tool rental operations, we maintain operating locations in Houston, Texas and Lafayette, Louisiana.
      We maintain our principal executive offices in Houston, Texas.
      We own our facilities in Edinburg, Texas; all other facilities are leased.
Legal Proceedings
      On June 29, 1987, we filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Our plan of reorganization was confirmed by the Bankruptcy Court after acceptance by our creditors and stockholders, and was consummated on December 2, 1988.
      At confirmation of our plan of reorganization, the United States Bankruptcy Court approved the establishment of the A-C Reorganization Trust as the primary vehicle for distributions and the administration of claims under our plan of reorganization, two trust funds to service health care and life insurance programs for retired employees and a trust fund to process and liquidate future product liability claims. The trusts assumed responsibility for substantially all remaining cash distributions to be made to holders of claims and interests pursuant to our plan of reorganization. We were thereby discharged of all debts that arose before confirmation of our plan of reorganization.
      We do not administer any of the aforementioned trusts and retain no responsibility for the assets transferred to or distributions to be made by such trusts pursuant to our plan of reorganization.
      As part of our plan of reorganization, we settled U.S. Environmental Protection Agency claims for cleanup costs at all known sites where we were alleged to have disposed of hazardous waste. The EPA settlement included both past and future cleanup costs at these sites and released us of liability to other potentially responsible parties in connection with these specific sites. In addition, we negotiated settlements of various environmental claims asserted by certain state environmental protection agencies.
      Subsequent to our bankruptcy reorganization, the EPA and state environmental protection agencies have in certain cases asserted we are liable for cleanup costs or fines in connection with several hazardous waste disposal sites containing products manufactured by us prior to consummation of the Plan of Reorganization. In each instance, we have taken the position that the cleanup cost or other liabilities related to these sites were discharged in the bankruptcy, and the cases have been disposed of without material cost. A number of Federal Courts of Appeal have issued rulings consistent with this position and based on such rulings we believe that we will continue to prevail in our position that our liability to the EPA and third parties for claims for environmental cleanup costs that had pre-petition triggers have been discharged. A number of claimants have asserted claims for environmental cleanup costs that had pre-petition triggers, and in each event, the A-C Reorganization Trust, under its mandate to provide Plan of Reorganization implementation services to us, has responded to such claims, generally, by informing claimants that our liabilities were discharged in the bankruptcy. Each of such claims has been disposed of without material cost. However, there can be no assurance that we will not be subject to environmental claims relating to pre-bankruptcy activities that would have a material, adverse effect on us.
      The EPA and certain state agencies continue from time to time to request information in connection with various waste disposal sites containing products manufactured by us before consummation of the Plan of Reorganization that were disposed of by other parties. Although we have been discharged of liabilities with respect to hazardous waste sites, we are under a continuing obligation to provide information with respect to our products to federal and state agencies. The A-C Reorganization Trust, under its mandate to provide Plan of Reorganization implementation services to us, has responded to these informational requests because pre-bankruptcy activities are involved.
      We have been advised that the A-C Reorganization Trust will be terminated and its assets distributed during 2005, and as a result we will assume the responsibility of responding to claimants and to the EPA and state agencies previously undertaken by the A-C Reorganization Trust. However, we have been advised by the A-C Reorganization Trust that its cost of providing these services has not been material in the past, and therefore we do not expect to incur material expenses as a result of responding to such requests. However, there can be no assurance that we will not be subject to environmental claims relating to pre-bankruptcy activities that would have a material, adverse effect on us.
      We are named as a defendant from time to time in product liability lawsuits alleging personal injuries resulting from our activities prior to our reorganization involving asbestos. These claims are referred to and handled by a special products liability trust formed to be responsible for such claims in connection with our reorganization. As with environmental claims, we do not believe we are liable for product liability claims relating to our business prior to our bankruptcy; moreover, the products liability trust is defending all such claims. However, there can be no assurance that we will not be subject to material product liability claims in the future.
      We are involved in various other legal proceedings in the ordinary course of businesses. The legal proceedings are at different stages; however, we believe that the likelihood of material loss relating to any such legal proceeding is remote.

MANAGEMENT
Board Of Directors and Executive Officers
      Our executive officers and directors are:

Name	Age	Position

Munawar H. Hidayatallah	61	Chairman and Chief Executive Officer
David Wilde	50	President and Chief Operating Officer
Victor M. Perez	52	Chief Financial Officer
Theodore F. Pound III	51	General Counsel and Secretary
Bruce Sauers	41	Vice President and Corporate Controller
Todd C. Seward	43	Vice President — Corporate Systems
Alya H. Hidayatallah	30	Vice President — Planning and Development
Terrence P. Keane	53	President and Chief Executive Officer of AirComp
David K. Bryan	47	President and Chief Executive Officer of Strata
Jens H. Mortensen, Jr.	52	Vice Chairman
John E. McConnaughy, Jr.	76	Director(1)
Victor F. Germack	65	Director(1)
David A. Groshoff	33	Director(1)
Thomas E. Kelly	50	Director(2)
Thomas O. Whitener, Jr.	58	Director(2)(3)
Robert E. Nederlander	72	Director(3)
Jeffrey R. Freedman	58	Director
Leonard Toboroff	72	Vice Chairman

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nominating Committee
      Munawar H. Hidayatallah has served as our Chairman of the Board and Chief Executive Officer since May 2001, and was President from May 2001 through February 2003. Mr. Hidayatallah was Chief Executive Officer of OilQuip Rentals, Inc., which merged with us in May 2001, from its formation in February 2000 until the date of the merger. From December 1994 until August 1999, Mr. Hidayatallah was the Chief Financial Officer and a director of IRI International, Inc., which was acquired by National Oilwell, Inc. in early 2000. IRI International, Inc. manufactured, sold and rented oilfield equipment to the oilfield and natural gas exploration and production sectors. From August 1999 until February 2000, Mr. Hidayatallah worked as a consultant to IRI International, Inc. and Riddell Sports Inc.
      David Wilde became our President and Chief Operating Officer in February 2005. Mr. Wilde was President and Chief Executive Officer of Strata from October 2003 through February 2005 and served as Strata’s President and Chief Operating Officer from July 2003 until October 2003. From February 2002 until July 2003, Mr. Wilde was our Executive Vice President of Sales and Marketing. From May 1999 until February 2002, Mr. Wilde served as Sales and Operations Manager at Strata. Mr. Wilde has more than 30 years’ experience in the directional drilling and rental tool sectors of the oil service industry.

      Victor M. Perez became our Chief Financial Officer in August 2004. From July 2003 to July 2004, Mr. Perez was a private consultant engaged in corporate and international finance advisory. From February 1995 to June 2003, Mr. Perez was Vice President and Chief Financial Officer of Trico Marine Services, Inc., a marine transportation company serving the offshore energy industry. Trico Marine Services, Inc. filed a petition under the federal bankruptcy laws in December 2004. Mr. Perez was Vice President of Corporate Finance with Offshore Pipelines, Inc., an oilfield marine construction company, from October 1990 to January 1995 when that company merged with a subsidiary of McDermott International. Mr. Perez also has 15 years’ experience in international energy banking. Mr. Perez is a director of Safeguard Security Holdings.
      Theodore F. Pound III became our General Counsel in October 2004 and was elected Secretary in January 2005. For ten years prior to joining us, he practiced law with the law firm of Wilson, Cribbs & Goren, P.C., Houston, Texas. Mr. Pound has practiced law for more than twenty-four years. Mr. Pound has been our lead counsel in each of our acquisitions beginning in 2001.
      Bruce Sauers has served as our Vice President and Corporate Controller since July 2005. From January 2005 until July 2005, Mr. Sauers was Controller of Blast Energy Inc., an oilfield service company. From June 2004 until January 2005, Mr. Sauers worked as a financial and accounting consultant. >From July 2003 until June 2004, Mr. Sauers served as controller for HMT, Inc., an above ground storage tank company. From February 2003 until July 2003, Mr. Sauers served as assistant controller at Todco, an offshore drilling contractor. From August 2002 until January 2003, Mr. Sauers acted as a consultant on SEC accounting and financial matters. >From December 2001 through June 2002, Mr. Sauers was corporate controller at OSCA, Inc., an oilfield service company, which merged with BJ Service Company. From December 1996 until December 2001 was a corporate controller at UTI Energy Corp., a land drilling contractor, which merged and became Patterson — UTI Energy, Inc. Mr. Sauers is a certified public accountant and has served as an accountant for approximately 20 years.
      Todd C. Seward has served as our Vice President — Corporate Systems since July 2005, served as our Chief Accounting Officer from September 2002 until July 2005 and served as our Corporate Controller from October 2001 through September 2002. Mr. Seward served as secretary from May 2004 through January 2005. From February 2000 to October 2001, Mr. Seward was an Executive Accounting Consultant where he served as a Regional Controller for Cemex, the world’s third largest cement company. From February 1997 until February 2000, Mr. Seward served as Director of Finance for APS Holdings, Inc., a $750 million consumer branded auto parts distributor and reseller. Mr. Seward has 20 years of experience in all aspects of accounting, financial and treasury management.
      Alya H. Hidayatallah became our Vice President — Planning and Development in April 2005. From January 2005 to March 2005, Ms. Hidayatallah was a senior financial analyst for Panda Restaurant Group. From November 2004 through December 2004, she worked as a financial analyst for Lexicon Marketing. >From February 2000 until April 2004, Ms. Hidayatallah was a Financial Analyst and Senior Financial Analyst in the Financial Restructuring Group of Houlihan Lokey Howard & Zukin. Ms. Hidayatallah has a degree in Business Economics from the University of California at Los Angeles awarded in 1997. Ms. Hidayatallah is Mr. Hidayatallah’s daughter.
      Terrence P. Keane has served as President and Chief Executive Officer of our AirComp, LLC subsidiary since its formation on July 1, 2003, and served as a consultant to M-I, LLC in the area of compressed air drilling from July 2002 until June 2003. >From March, 1999 until June 2002, Mr. Keane served as Vice President and General Manager — Exploration, Production and Processing Services for Gas Technology Institute where Mr. Keane was responsible for all sales, marketing, operations and research and development of the exploration, production and processing business unit. For more than ten years prior to joining the Gas Technology Institute, Mr. Keane had various positions with Smith International, Inc., Houston Texas, most recently in the position of Vice President Worldwide Operations and Sales for Smith Tool.
      David K. Bryan has served as President and Chief Executive Officer of Strata since February 2005. Mr. Bryan served as Vice President of Strata from June 2002 until February 2005. >From February 2002 to

June 2002 he served as General Manager, and from May 1999 through February 2002 he served as Operations Manager of Strata. Mr. Bryan has been involved in the directional drilling sector since 1979.
      Jens H. Mortensen, Jr. has served as our director since November 2002 and as Vice-Chairman since February 2005 and served as our President and Chief Operating Officer from February 2003 through February 2005. Mr. Mortensen founded Jens’, one of our subsidiaries, in 1982 after having spent eight years in operations and sales positions with a South Texas casing crew operator. Mr. Mortensen’s experience includes extensive knowledge of specialized equipment utilized to install the various strings of casing required to drill and complete oil and gas wells.
      John E. McConnaughy, Jr. was appointed to our board of directors in May 2004. Mr. McConnaughy has served as Chairman and Chief Executive Officer of JEMC Corporation, a personal holding company, since he founded it in 1985. His career includes positions of management with Westinghouse Electric and the Singer Company, as well as service as a director of numerous public and private companies. In addition, he previously served as Chairman and Chief Executive Officer of Peabody International Corp. and Chairman and Chief Executive Officer of GEO International Corp. He retired from Peabody in February 1986 and GEO in October 1992. Mr. McConnaughy currently serves on the boards of Wave Systems Corp., Consumer Portfolio Services, Inc., Overhill Farms, Inc., Levcor International, Inc. and Positron Corporation. He also serves as Chairman of the Board of Trustees of the Strang Cancer Prevention Center and as Chairman Emeritus for the Harlem School of the Arts. Mr. McConnaughy holds a B.A. in Economics from Denison University and an M.B.A in Marketing and Finance from the Harvard Graduate School of Business Administration.
      Victor F. Germack was appointed to our board of directors in January 2005. Mr. Germack has served since 1980 as President of Heritage Capital Corp., a company engaged in investment banking services. In addition, Mr. Germack formed, and since 2002 has been President of, RateFinancials Inc., a company that rates and ranks the financial reporting of U.S. public companies.
      David A. Groshoff is Vice President of J.P.Morgan Investment Management, Inc. and Chief Compliance Officer of J.P.Morgan Investment Advisers’ closed end high yield bond fund, the Pacholder High Yield Fund, Inc. Prior to joining J.P.Morgan (at that time Pacholder Associates, Inc.) in 1997, Mr. Groshoff worked in private legal practice in Cincinnati, Ohio. Mr. Groshoff serves on our Board on behalf of the Pension Benefit Guaranty Corporation, which has the right to appoint one director for so long as it holds 117,020 shares of our common stock. Mr. Groshoff is also a member of the Board of Directors of Fansteel, Inc., a manufacturer of aerospace castings and engineered metal components.
      Thomas E. Kelly was appointed to our board of directors in January 2005. Mr. Kelly was an owner and founder of Downhole Injection Systems, LLC, which we purchased in December 2004. Since 1997, Mr. Kelly has been the Chairman and CEO of United Fuel & Energy Corp., the largest provider of fuel, lubricants and services in the Permian Basin of West Texas. Mr. Kelly is also a director of BPZ Energy a Houston based exploration and production company with properties in Peru and Ecuador and was Chief Executive Officer of BPZ Energy from September 2004 until May 2005. Mr. Kelly has been involved in oil and gas exploration projects since 1981, including Baytech, Inc. which he co-founded in 1981 and was involved in until it was sold in 2002. Mr. Kelly currently serves on the board of directors of BPZ Energy which is a public company.
      Thomas O. Whitener, Jr. has served as our director since February 1, 2002. Mr. Whitener is a founding partner of Energy Spectrum Capital and has been a partner since May 1996. Mr. Whitener has also served as a managing director of Energy Spectrum Securities Corp., a financial advisory firm for energy companies, since October 1997. Mr. Whitener has been financing companies in the energy industry since 1974. From 1987 to 1996, Mr. Whitener was an investment banker with R. Reid Investments Inc. and Dean Witter Reynolds. Prior to the offering described in “Management’s Discussion and Analysis of Results of Operations and Financial Condition - Recent Developments,” Energy Spectrum was our largest stockholder and owned or held options or warrants to purchase 2,579,562 shares of our common stock.
      Robert E. Nederlander has served as our director since May 1989. Mr. Nederlander served as our Chairman of the board of directors from May 1989 to 1993, and as our Vice Chairman of the board of directors from 1993 to 1996. Mr. Nederlander has been a Director of Cendant Corp. since December 1997 and Chairman of the Corporate Governance Committee of Cendant Corp. since 2002. Mr. Nederlander was a director of HFS, Inc. from July 1995 to December 1997. Since November 1981, Mr. Nederlander has been President and/or Director of the Nederlander Organization, Inc., owner and operator of legitimate theaters in New York City. Since December 1998, Mr. Nederlander has been a managing partner of the Nederlander Company, LLC, operator of legitimate theaters outside New York City. Mr. Nederlander was Chairman of the board of directors of Varsity Brands, Inc. (formerly Riddell Sports Inc.) from April 1988 to September 2003 and was the Chief Executive Officer of such corporation from 1988 through April 1, 1993. Mr. Nederlander has been a limited partner and a director of the New York Yankees since 1973. Mr. Nederlander has been President of Nederlander Television and Film Productions, Inc. since October 1985 and was Chairman of the Board and Chief Executive Officer of Mego Financial Corp. from January 1988 to January 2002. Mr. Nederlander was a director of Mego Mortgage Corp. from September 1996 until June 1998.
      Jeffrey R. Freedman was appointed to our board of directors in January 2005. Mr. Freedman served as our Executive Vice President — Corporate Development from January 2002 to November 2002. Since January 2003, Mr. Freedman has been involved in real estate development in South Florida. From 1994 through March 2002, Mr. Freedman was Managing Director — Oil Services and Equipment for Prudential Securities with responsibilities for institutional equity research of oilfield services and contract drilling companies in the U.S. public markets. Mr. Freedman has been involved and held various positions with major institutional brokerage firms in equity research relating to the oil service sector over the last twenty years.
      Leonard Toboroff has served as our director and Vice Chairman of the board of directors since May 1989 and served as our Executive Vice President from May 1989 until February 2002. Mr. Toboroff served as a director and Vice President of Varsity Brands, Inc. (formerly Riddell Sports Inc.) from April 1988 through October 2003, and is also a director of Engex Corp. Mr. Toboroff has been a practicing attorney continuously since 1961.
Board of Directors
      Our Board has ten members who serve for a term of one year or until their successors are elected and take office. See “Transactions with Selling Stockholders and Other Related Parties — Stockholders Agreement” for a description of an agreement pursuant to which certain of our stockholders have agreed to vote to elected certain persons to become members of our board of directors. All of our current directors have been nominated to be re-elected as directors at our annual meeting of stockholders scheduled to be held on August 11, 2005.
Audit Committee
      We have an Audit Committee consisting of three directors, Mr. McConnaughy, who serves as Chairman, Mr. Groshoff and Mr. Germack. All of our audit committee members are “independent” under the applicable American Stock Exchange and Securities and Exchange Commission rules regarding audit committee membership. Our board of directors has determined that Mr. Germack qualifies as an “audit committee financial expert” under applicable Securities and Exchange Commission rules and regulations governing the composition of the Audit Committee.
      The Audit Committee assists our board of directors in fulfilling its oversight responsibility by overseeing and evaluating (i) the conduct of our accounting and financial reporting process and the integrity of the financial statements that will be provided to stockholders and others; (ii) the functioning of our systems of internal accounting and financial controls; and (iii) the engagement, compensation, performance, qualifications and independence of our independent auditors. Our board of directors adopted a written Audit Committee charter in March 2002, which was amended in May 2004. The charter is reviewed annually and revised as appropriate.
      The independent auditors have unrestricted access and report directly to the Audit Committee. The Audit Committee meets privately with and has unrestricted access to the independent auditors and all of our personnel. The Audit Committee has selected UHY Mann Frankfort Stein & Lipp CPAs, LLP as our independent auditors for the fiscal year ended December 31, 2005.
Compensation Committee
      The Compensation Committee consists of two independent, non-employee directors, Thomas E. Kelly and Thomas O. Whitener. The Compensation Committee formulates and oversees the execution of our compensation strategies, including by making recommendations to our Board of Directors with respect to compensation arrangements for senior management, directors and other key employees. The Compensation Committee also administers our 2003 Incentive Stock Plan.
Nominating Committee
      The Nominating Committee of our Board of Directors was established in January 2005 to select nominees for the Board of Directors. The Nominating Committee does not have a charter. The Nominating Committee consists of Mr. Nederlander, as Chairman, and Mr. Freedman, both of whom are independent as defined for such purpose by the American Stock Exchange. The Company has no formal procedure pursuant to which stockholders may recommend nominees to our Board of Directors or Nominating Committee and the Board of Directors believes that the lack of a formal procedure will not hinder the consideration of qualified nominees. The Nominating Committee will utilize a variety of methods for identifying and evaluating nominees for directors. Candidates may come to the attention of the Nominating Committee through current board members, stockholders and other persons.
Executive Compensation
      The following table sets forth the compensation paid or awarded by us in 2004, 2003 and 2002 to our Chief Executive Officer and the four other most highly compensated officers for the year ended December 31, 2004.
Summary Compensation Table

							Long Term
							Compensation

		Annual Compensation					Awards Securities
						Other Annual	Underlying
Name and Principal Position	Year	Salary ($)		Bonus ($)		Compensation(1)	Options/SARS (#)

Munawar H. Hidayatallah,	2004	337,500		580,000	(2)	3,375	—
Chairman & Chief Executive Officer	2003	300,000	(3)	81,775		3,000	400,000
	2002	294,666	(4)	143,000		—	—
David Wilde,	2004	200,000		188,364		1,672	110,000
President and Chief Operating	2003	187,626		30,000		1,876	100,000
Officer(5)	2002	146,393		—		—	—
Jens H. Mortensen, Jr.,	2004	150,000		—		1,500	—
Vice-Chairman(6)	2003	150,000		—		1,500	100,000
	2002	137,500		—		—	—
Terrence P. Keane,	2004	153,508		50,000		—	—
President and Chief Executive Officer	2003	72,086		—		—	—
of AirComp(7)	2002	—		—		—	—
Todd C. Seward,	2004	131,000		65,500	(8)	650	—
Chief Accounting Officer(9)	2003	123,192		40,000		1,232	30,000
	2002	35,000		—		—	—

(1)	Represents contributions to 401K plans. We match contributions made by all employees up to a maximum 1% of each employee’s salary.

(2)	Of this amount $175,000 was paid in 2005. The bonuses awarded to Mr. Hidayatallah for fiscal years 2002 and 2003 were determined pursuant to his 2001 employment agreement, based on acquisitions completed for fiscal years 2002 and 2003, and the bonus for fiscal year 2004 was based on Mr. Hidayatallah’s attaining certain strategic objectives set forth in his 2004 employment agreement (see, “Employment Agreements with Management,” below).

(3)	Of this amount, $60,000 was deferred and paid during 2004.

(4)	Of this amount, $65,000 was deferred and paid during 2003.

(5)	Mr. Wilde was President and Chief Executive Officer of Strata, one of our subsidiaries, until February 2005 when he was named our President and Chief Operating Officer.

(6)	Mr. Mortensen served as President of Jens’ since we acquired Jens’ in February 2002 until February 2005 and served as our President and Chief Operating Officer from February 2003 until February 2005.

(7)	Mr. Keane serves as President and Chief Executive Officer of AirComp, LLC and as such is considered an executive officer.

(8)	Of this amount, $32,500 was paid in 2005.

(9)	In July 2005, Mr. Seward became our Vice President — Corporate Systems.
Option/ SARs Grants In Last Fiscal Year
      The following table provides information concerning stock options granted to the named executive officers during 2004. All the grants were options to purchase shares of common stock and were made under our 2003 Incentive Stock Plan. No stock appreciation rights were granted during 2004. No options were exercised during 2004.

	Individual Grants				Potential Realizable
Value at Assumed Annual
	Number of	% of Exercise			Rates of Stock Price
	Securities	Options/SARs	Exercise		Appreciation for Option
	Underlying	Granted to	Price		Terms(3)
	Options/SARs	Employees	per Share	Expiration
Name	Granted(1)	in 2004	($/Sh)(2)	Date	5% ($)	10% ($)

David Wilde	110,000	42.5%	$4.85	9/23/2014	$335,515	$850,965

(1)	All options were granted under our 2003 Incentive Stock Plan. All options granted by us to date vest and become exercisable in three equal installments, one of which vested upon the grant of the options and one of which will vest upon each of the first and second anniversaries of the date of grant of option, provided that all options will become fully exercisable upon the occurrence of a change of control (as defined in the 2003 Incentive Stock Plan). At our annual meeting of stockholders scheduled to be held on August 11, 2005, stockholders will be presented with a proposal to increase the number of shares of our common stock that may be granted under our 2003 Incentive Stock Plan from 2,400,000 shares to the lesser of 3,000,000 shares and 15% of the total number of our shares outstanding from time to time on a fully-diluted basis.

(2)	The exercise price for these options is equal to the fair market value of the common stock on September 28, 2004, the date of grant. The exercise price may be paid in cash or in shares of common stock valued at the fair market value on the exercise date.

(3)	The 5% and 10% assumed rates of appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission and do not represent our estimate or projection of the future trading prices of our common stock. The calculations assume annual compounding and continued retention of the options or the underlying common stock by the optionee for the full option term of ten years. Unless the market price of the common stock actually appreciates over the option term, no value will be realized by the optionee from these option grants. Actual gains, if any, on stock option exercises are dependent on numerous factors, including, without limitation, the future performance of the Company, overall business and market conditions, and the optionee’s continued employment with the Company throughout the entire vesting period and option term, which factors are not reflected in this table.

AGGREGATED OPTION/ SAR EXERCISES IN LAST FISCAL YEAR
AND FY-END OPTION/ SAR VALUES

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money
	Options/SARs		Options/SARs
	at Fiscal Year-End (#)		at Fiscal Year-End ($)(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Munawar H. Hidayatallah	266,667	133,333	573,348	286,674
Jens H. Mortensen, Jr.	66,667	33,333	143,337	71,669
David Wilde	103,334	106,666	145,170	75,335
Terrence P. Keane	—	—	—	—
Todd C. Seward	20,000	10,000	43,000	21,500

(1)	Based on a value of $4.90 per share, the closing price per share on the American Stock Exchange on December 31, 2004, less the exercise price.
Employment Agreements With Management
      We have entered into written employment agreements with our executive officers as described below. Each employment agreement (other than the agreement of Mr. Keane, which is described below) provides that if the executive officer’s employment is terminated by us for any reason other than “cause,” as defined in the employment agreement, or death or disability, or if the executive officer is “Constructively Terminated,” as defined in the agreement (which definition includes a change in control of us if the executive officer does not continue employment with us or our successor), then he is entitled to receive his then current salary for the entire term of his contract, reduced by any amounts he earns for services during the severance period.
      Munawar H. Hidayatallah serves as our Chairman and Chief Executive Officer pursuant to the terms of a three-year employment agreement dated as of April 1, 2004. Under the terms of the employment agreement, Mr. Hidayatallah receives an annual base salary of $350,000 subject to annual increase in the discretion of the board of directors. In addition, Mr. Hidayatallah is entitled to receive a bonus in an amount equal to 100% of his base salary if he meets certain strategic objectives specified in the agreement, and if he meets some but not all of such objectives may be granted a bonus as determined by the Compensation Committee of the board of directors. Mr. Hidayatallah received a signing bonus of $230,000 but will be required to return a pro rata portion of such bonus if his employment is terminated for any reason prior to April 1, 2007. Pursuant to the agreement, we also maintain a term life insurance policy in the amount of $2,500,000 the proceeds of which would be used to repurchase shares of our common stock from Mr. Hidayatallah’s estate in the event of his death. The number of shares purchased would be determined based upon the fair market value of our common stock, as determined by a third party experienced in valuations of this type, appointed by us. Mr. Hidayatallah also receives an annual guarantee fee equal to 0.25% of all loans guaranteed by Mr. Hidayatallah.
      Jens H. Mortensen, Jr. served as President of Jens’ pursuant to the terms of a three-year employment agreement dated February 1, 2002 which terminated on February 1, 2005. Mr. Mortensen is currently our Vice Chairman and receives a salary of $150,000 and is involved in acquisitions and development of international business on behalf of the Company.
      David Wilde serves as President and Chief Operating Officer pursuant to the terms of a three-year employment agreement dated as of April 1, 2004. Under the terms of the employment agreement, Mr. Wilde receives an annual base salary of $300,000 subject to annual review and potentially an increase by our Board, and Mr. Wilde is entitled to receive a bonus in an amount equal to up to 100% of his base salary, 50% of which is based on meeting quarterly and annual operating income targets for the Company. The bonus calculation is subject to adjustment in subsequent years.
      Victor M. Perez serves as our Chief Financial Officer pursuant to the terms of a three-year employment agreement dated as of July 26, 2004. Under the terms of the employment agreement, Mr. Perez receives an annual base salary of $240,000 subject to annual review and potentially an increase by our Board. In addition, Mr. Perez is entitled to receive a bonus in an amount equal to up to 50% of his base salary if he meets certain strategic objectives specified in his employment agreement.
      Theodore F. Pound III serves as our General Counsel pursuant to a three-year employment agreement dated as of October 11, 2004. Under the terms of the employment agreement, Mr. Pound receives an annual base salary of $180,000 subject to annual review and potentially an increase by our Board. In addition, Mr. Pound is entitled to receive a bonus in an amount equal to up to 50% of his base salary.
      Terrence P. Keane, President and Chief Executive Officer of our subsidiary AirComp L.L.C., a Delaware limited liability company, is employed pursuant to an employment agreement dated July 1, 2003, which has a term of four years. Under the terms of this agreement, Mr. Keane is entitled to base salary of $144,000 and to a bonus of up to 90% of his base salary based upon AirComp meeting earnings targets established by AirComp’s Management Committee. If Mr. Keane’s employment is terminated by AirComp without cause or by Mr. Keane for good reason (as such terms are defined in the agreement), Mr. Keane will be entitled to receive his accrued bonus, if any, and to continue to receive salary and medical benefits for a period of six months. In addition, if a change in control (as defined in the agreement) occurs with respect to AirComp, and Mr. Keane does not accept employment with AirComp’s successor, then Mr. Keane will be entitled to receive his accrued bonus, if any, to continue to receive salary for a period of 24 months, and to continue to receive medical benefits for a period of 12 months.
      David Bryan was appointed as the President and Chief Operating Officer of Strata in February 2005 pursuant to the terms of a three-year employment agreement dated as of April 1, 2004. Under the terms of the employment agreement, Mr. Bryan receives an annual base salary of $150,000 subject to annual review and potentially an increase by our Board. In addition, Mr. Bryan is entitled to receive a bonus based on Strata’s earnings before taxes, interest and depreciation provided that Strata met designated minimum earnings targets and provided further that such bonus shall not exceed 60% of Mr. Bryan’s base salary. The bonus calculation is subject to adjustment in subsequent years.
Board Compensation
      Our policy is to pay our independent directors a fee of $5,000 per quarter beginning in 2005. Messrs. Hidayatallah, Mortensen and Toboroff are not deemed independent for this purpose. Each independent director serving on a committee of the board of directors will receive $1,250 quarterly for service on such committee and each independent director serving as Chairman of a committee of the board of directors will receive an additional $1,250 per quarter for acting as chairman of such committee. In 2004, we did not pay directors any compensation. Directors are also compensated for out-of-pocket travel expenses.
      In April 2004, we entered into a consulting agreement with Mr. Toboroff pursuant to which we pay him $10,000 per month to advise us regarding financing and acquisition opportunities.
Compensation Committee Interlocks And Insider Participation
      The Compensation Committee of our Board currently consists of Messrs. Kelly and Whitener. During 2004 Saeed M. Sheik, a former director, also served on the Compensation Committee. None of these individuals has been our officer or employee at any time. No current executive officer has ever served as a member of the board of directors or compensation committee of any other entity (other than subsidiaries of the Company) that has or has had one or more executive officers serving as a member of our Board or our Compensation Committee.
      Mr. Whitener is a principal of Energy Spectrum, from whom we acquired Strata in February 2002. On April 2, 2002, Energy Spectrum converted all of its Series A Preferred Stock, including accrued dividend rights, into 1,718,090 shares of common stock, and on August 24, 2005, Energy Spectrum exercised its warrants and options and sold all shares of our common stock held by it as described in “Management’s Discussion and Analysis of Results of Operations and Financial Condition - Recent Developments.” (see “Certain Relationships and Related Transactions”). Energy Spectrum, which was prior to August 24, 2005 our largest stockholder, is a private equity fund headquartered in Dallas, Texas. Mr. Kelly was an owner and founder of Downhole Injection Systems, LLC, which was purchased by the Company in December 2004. Mr. Kelly received 117,138 shares of our common stock and $306,800 for his interest in Downhole.

TRANSACTIONS WITH SELLING STOCKHOLDERS AND OTHER RELATED PARTIES

Sales Of Common Stock To Selling Stockholders

We describe below transactions pursuant to which the selling stockholders have acquired common stock. All references to numbers of shares below have been adjusted to give retroactive effect to a one-to-five reverse stock split effected on June 10, 2004.

In September 30, 2004, we issued 1,300,000 shares of our common stock to Jens H. Mortensen, a director, pursuant to a merger between Jens' Oilfield Service, Inc. and a newly formed subsidiary of the Company. As a result of the merger, we acquired Mr. Mortensen's 19% interest and now own 100% of Jens' Oilfield Service, Inc. Mr. Mortensen is a selling stockholder. The transaction was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Act.

In September 2004, we completed a private placement of 1,956,634 shares of our common stock to the following investors: Basic Energy Limited; Milton H. Dresner Revocable Living Trust; Joseph S. Dresner; J. Steven Emerson Roth IRA; Waverly Limited Partnership; Rosebury, L.P.; Meteoric, L.P.; Barbara C. Crane; Bristol Investment Fund, Ltd.; L.H. Schmieding; Meadowbrook Opportunity Fund LLC; and Kenneth Malkes. Each investor is a selling stockholder. Pursuant to the terms of a stock purchase agreement, we sold to the selling stockholders an aggregate of 1,956,634 shares of common stock at a price per share of $3.00. The transaction was exempt from registration under the Securities Act of 1933 pursuant to Regulation D of the Securities and Exchange Commission.

In August 2004 we completed a private placement of 3,504,667 shares of our common stock to the following investors: J. Steven Emerson Roth IRA, Bear Stearns Securities Corp., Custodian; J. Steven Emerson IRA RO II, Bear Stearns Securities Corp., Custodian; Emerson Partners, Bear Stearns Securities Corp, Custodian; GSSF Master Fund, LP; Gerald Lisac IRA C/O Union Bank of California, Custodian; May Management, Inc.; Micro Cap Partners, L.P.; MK Employee Early Stage Fund, L.P.; Morgan Keegan Early Stage Fund, L.P.; Palo Alto Global Energy Fund, L.P.; RRCM Onshore I, L.P.; Earl Schatz, IRA C/O Union Bank of California, Custodian; Strauss Partners, L.P., Strauss-GEPT Partners, LP;; UBTI Free, L.P.; U.S. Bank NA as Custodian of the Holzman Foundation; U.S. Bank NA as Trustee of the Reliable Credit Association Inc. Pension & Trust; and U.S. Bank NA as Trustee of the Reliable Credit Association Inc. Profit Sharing Plan & Trust. Each investor other than MK Employee Early Stage Fund, L.P. and Morgan Keegan Early Stage Fund, L.P. is a selling stockholder. Pursuant to the terms of a stock purchase agreement, we sold to the selling stockholders an aggregate of 3,504,667 shares of common stock at a price per share of $3.00. The transaction was exempt from registration under the Securities Act of 1933 pursuant to Regulation D of the Securities and Exchange Commission.

In May 2004, we issued a warrant to purchase 20,000 shares of our common stock at an exercise price of $4.75 per share to Jeffrey Freedman in consideration of financial advisory services to be provided by Mr. Freedman pursuant to a consulting agreement. The warrants expire in May 2009. Mr. Freedman is a selling stockholder. The transaction was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Act.

In April 2004, we completed a private placement of 620,000 shares of common stock and warrants to purchase 800,000 shares of common stock to the following investors: Christopher Engel; Donald Engel; the Engel Investors Defined Benefit Plan; RER Corp., a corporation wholly- owned by director Robert Nederlander; and Leonard Toboroff, a director. Each investor is a selling stockholder. The investors invested $1,550,000 in exchange for 620,000 shares of common stock for a purchase price equal to $2.50 per share, and invested $450,000 in exchange for warrants to purchase 800,000 shares of common stock at an exercise price of $2.50 per share, expiring on April 1, 2006. Concurrently with this transaction, Energy Spectrum Partners LP, then the holder of all outstanding shares of our Series A Preferred Stock, converted all such shares, including accrued dividend rights, into 1,718,090 shares of common stock. On August 24, 2005 Energy Spectrum exercised its warrants and options and sold all shares of our common stock held by it as described in "Management's Discussion and Analysis of Results of Operations and Financial Condition - Recent Developments." Energy Spectrum, which until August 24, 2005 was our largest stockholder, is a private equity fund headquartered in Dallas, Texas. The transaction was exempt from registration under the Securities Act of 1933 pursuant to Regulation D of the Securities and Exchange Commission.

In February 2002, we purchased from director Jens H. Mortensen, Jr., 81% of the outstanding stock of Jens' for (i) $10,250,000 in cash, (ii) a $4,000,000 note payable with interest at an annual rate of 7.5% with the principal due in four years, (iii) $1,234,560 for a non-competition agreement payable in sixty monthly installments over five years, (iv) an additional payment of $841,000 based upon Jens' working capital as of February 1, 2002 and (v) 265,591 shares of our common stock. We entered into a three-year employment agreement with Mr. Mortensen which expired in February 2005 and provided for salary of $150,000 per year. Mr. Mortensen continues to be employed with a base salary of $150,000 per year. We also entered into a Shareholders Agreement with Jens' and Mr. Mortensen providing for restrictions against transfer of the stock of Jens' by us and Mr. Mortensen, and agreed to give Mr. Mortensen the right to exchange his shares of stock of Jens' for shares of our common stock based on an agreed upon formula. On September 30, 2004, we issued to Mr. Mortensen 1,300,000 shares of our common stock in exchange for Mr. Mortensen's interest in Jens'. Mr. Mortensen is a selling stockholder. The number of shares issued to Mr. Mortensen was negotiated by the parties and was not based upon an agreed upon formula. The transaction was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Act.

In February 2002, we acquired 100% of the preferred stock and 95% of the common stock of Strata in consideration for the issuance to Energy Spectrum of 1,311,973 shares of our common stock, warrants to purchase an additional 87,500 shares of Company common stock at an exercise price of $0.75 per share and 3,500,000 shares of Series A Preferred Stock. In addition, in February 2003, we issued warrants to purchase an additional 175,000 shares of our common stock at an exercise price of $0.75 per share as additional consideration for the purchase of Strata. The warrants expire in February 2012. On August 24, 2005 Energy Spectrum exercised its warrants and options and sold all shares of our common stock held by it as described in “Management’s Discussion and Analysis of Results of Operations and Financial Condition - Recent Developments.” The transaction was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Act.

In February 2002 we issued warrants to purchase 300,000 shares of common stock to Wells Fargo Energy Capital, Inc., in connection with the extension of credit by Wells Fargo Energy Capital, Inc. Warrants to purchase 233,000 shares exercisable at $0.75 per share were repurchased for $1,500,000 in December 2004 and warrants to purchase 67,000 shares exercisable at $5.00 per share are currently outstanding and expire February 1, 2011. Wells Fargo Energy Capital, Inc. is a selling stockholder. As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," Wells Fargo Energy Capital, Inc. is a party to a number of credit facilities with us and our subsidiaries. The transaction was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Act. On August 24, 2005 Energy Spectrum exercised its warrants and options and sold all shares of our common stock held by it as described in “Management’s Discussion and Analysis of Results of Operations and Financial Condition - Recent Developments.”

In May 2001, we consummated a merger in which we acquired OilQuip Rentals, Inc. in exchange for 2,000,000 shares of our common stock. In connection with that transaction, we issued shares of common stock to the following investors, among others: Munawar H. Hidayatallah, our Chief Executive Officer and Chairman; Saeed Sheikh, a former director; and Jeffrey Freedman, a director. Each named investor is a selling stockholder. The transaction was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Act.

In 1999 and 2000, we issued to each of directors Messrs. Nederlander and Toboroff a promissory note in the amount of $25,000 and an option to purchase 400 shares of common stock an exercise price of $13.75. The promissory notes accrued interest at 5% annually and were repaid on March 28, 2005. The promissory note and stock option were issued as compensation for services rendered as directors from 1989 to March 31, 1999. The options vested immediately and may be exercised any time prior to March 28, 2010. Messrs. Nederlander and Toboroff are selling stockholders. The transaction was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Act.

Registration Rights Agreements

In connection with the September 2004 private placement, we entered into a registration rights agreement with the investors in the September 2004 private placement. Pursuant to the registration rights agreement, we agreed to file a registration statement registering the resale by the investors of the shares of common stock issued to them and to keep the registration statement effective until the earlier of two years following the sale of the common stock and the date all the common shares may be sold by the investors pursuant to Rule 144 promulgated under the Securities Act of 1933. Pursuant to this agreement, we filed the registration statement of which this prospectus is a part with the Securities and Exchange Commission to register for resale the shares of common stock owned by the investors.

In connection with the August 2004 private placement, we entered into a registration rights agreement with the investors in the August 2004 private placement. Pursuant to the registration rights agreement, we agreed to file a registration statement registering the resale by the investors of the shares of common stock issued to them and to keep the registration statement effective until the earlier of two years following the sale of the common stock and the date all the common shares may be sold by the investors pursuant to Rule 144 promulgated under the Securities Act of 1933.

In connection with the April 2004 private placement, we entered into a registration rights agreement with the investors in the April 2004 private placement. In addition, in connection with other transactions occurring prior to April 2004, we entered into registration rights agreements with other investors. In April 2004, each investor that was a party to a registration rights agreement entered into prior to April 2, 2004 (other than the Pension Benefit Guarantee Corporation) terminated such agreement and entered into the registration rights agreement entered into by investors in the April 2004 private placement. These investors include, in addition to the investors in the April 2004 private placement, Energy Spectrum Partners LP, officers and directors Munawar H. Hidayatallah and Jens H. Mortensen, and former director Saeed M. Sheikh. We entered into a registration rights agreement with the Pension Benefit Guarantee Corporation in March 1999, which is still in effect.

The April 2004 registration rights agreement and the registration rights agreement with the Pension Benefit Guarantee Corporation each provide the other parties thereto the right to require us to register the resale of their shares under certain circumstances, and the right to have their shares included in any registration rights agreement filed by us, subject to certain exceptions. The Pension Benefit Guarantee Corporation and most investors that are parties to the April 2004 registration rights agreement elected to have their shares registered in the registration statement of which this prospectus is a part. In addition, we agreed to allow certain stockholders who acquired shares from Energy Spectrum to register such shares pursuant to the registration statement of which this prospectus is a part. These selling stockholders are John E. McConnaughy, Jr., a director, Bestin Worldwide Limited, officers Theodore F. Pound III and Dave Wilde, and employees Dick Backset, David K. Bryan and James Davey and Nadia Hidayatallah, Alya Hidayatallah and Yasmin Indrizzo.
Stockholders Agreement
      In connection with the April 2004 private placement described above and the exchange by Energy Spectrum of its preferred stock for common stock, we entered into a stockholders agreement with certain stockholders including the investors in the April 2004 private placement, Energy Spectrum, Jens H. Mortensen, Jr., a director, and Munawar H. Hidayatallah, our Chief Executive Officer and Chairman of the board of directors. The stockholders agreement was terminated upon consummation of the public offering described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments" is completed.

Other Material Relationships

      Until December 2004, Mr. Hidayatallah was a personal guarantor of substantially all of the financing extended to us by commercial banks. In December 2004, we refinanced most of our outstanding debt and obtained the release of Mr. Hidayatallah's guarantees. Currently, Mr. Hidayatallah guarantees approximately $5.5 million of our outstanding debt. We have agreed to pay Mr. Hidayatallah a guarantee fee equal to one-quarter of one percent of the total amount of the debt guaranteed by Mr. Hidayatallah from time to time. The fee is payable quarterly, in arrears, based upon the average amount of debt outstanding in the prior quarter. During 2004, Mr. Hidayatallah received $48,331 in respect of his guarantee of the Company's debt. During the first three months of 2005, Mr. Hidayatallah received $3,625 in respect of this guarantee.

      In April 2004, we entered into an oral consulting agreement with Mr. Toboroff pursuant to which we pay him $10,000 per month to advise us regarding financing and acquisition opportunities.

      We leased a yard in Pearsall, Texas, from Mr. Mortensen for which we paid $28,800 rental payments in each of 2004 and 2003. In addition, Mr. Mortensen and members of his family own 100% of Tex-Mex Rental & Supply Co., a Texas corporation, that sold approximately $167,000 and $173,000 of equipment and other supplies to us in 2004 and 2003, respectively.

      In October 2004, we hired Theodore F. Pound III as our General Counsel. Prior to joining us, Mr. Pound practiced law at Wilson Cribbs & Goren, P.C., who has served as counsel to the Company since 2001. Mr. Pound has served as lead acquisition counsel in each of our acquisitions since 2001. We incurred legal fees and expenses to Wilson Cribbs & Goren of $149,000 in 2003 and $178,638 in 2004.

      Other than the transactions described above or as described in the table below, we had no material relationship with any selling stockholder during the three years preceding the date of this prospectus or other material transactions with our officers, directors or principal stockholders during the three years preceding the date of this prospectus. We believe each of the foregoing transactions between us and our officers and directors was on terms at least as favorable to us as could have been obtained from unrelated third parties.

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share and 25,000,000 shares of preferred stock, $0.01 par value per share.
      The following summary of the rights, preferences and privileges of our capital stock and certificate of incorporation and by-laws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws.
Common Stock
      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our Company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock
      Under the terms of our certificate of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our Company.
      We have no present plans to issue any shares of preferred stock.
Shares Eligible For Future Sale

      Sales of substantial amounts of shares of common stock in the public market could have an adverse effect on the market value of our common stock. With the exception of certain shares issued in connection with acquisitions consummated during the past year, substantially all outstanding shares of our common stock are either freely tradable or tradable pursuant to Rule 144 or pursuant to the registration statement described below.

      The registration statement of which this prospectus is a part registers the resale of approximately 11.6 million shares of our currently outstanding common stock and approximately 2.7 million shares of common stock which may be issued upon exercise of options and warrants, We issued 1,956,634 shares and 3,504,667 shares in private placements in September and August of 2005, respectively. All of these shares (other than approximately 260,000 shares previously sold pursuant to the registration statement of which this prospectus is a part) are being offered pursuant to this prospectus. In addition the shares sold in August 2004 are currently eligible for sale under Rule 144 and the shares sold in September 2004 will become eligible for sale under Rule 144 in September 2005. Pursuant to Rule 144, shares of our common stock that have been held for at least one year may generally be sold in brokers transactions provided that the amount of shares sold by any stockholder (and the stockholder's transferees under certain circumstances) in any three month period does not exceed the greater of 1% of the outstanding stock (currently approximately 140,000 shares) or the four-week average weekly trading volume of the common stock. Such sales may be effected provided the requirements of Rule 144 are met, including the requirement that at the time of the sale we have filed all reports required to be filed under the Securities and Exchange Act of 1934. Pursuant to Rule 144, shares of our common stock that have been held by persons who are not our affiliates for at least two years may generally be sold without restriction under Rule 144.

Delaware Anti-Takeover Law And Charter And By-Law Provisions

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws. We have not “opted out” from the application of Section 203.
      Under our certificate of incorporation and by-laws, our board of directors is not divided into classes, and each director serves for a term of one year. Any vacancies on the board of directors may be filled by a majority vote of the remaining directors or the stockholders. Our certificate of incorporation and by-laws also provide that any director may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors.
      Our by-laws provide that meetings of stockholders may be called only by a majority of our board of directors.
      The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our Company.

Liability And Indemnification Of Officers And Directors
      Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We also maintain indemnification insurance on behalf of our directors. In addition, our board of directors has approved and we are in the process of entering into indemnification agreements with all of our directors and executive officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from our directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and by-laws are necessary to attract and retain qualified persons as directors and officers.
Transfer Agent And Registrar
      The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004-1123, (212) 509-4000.

PRINCIPAL HOLDERS OF COMMON STOCK

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of August 24, 2005, calculated in accordance with the rules of the Securities and Exchange Commission, by (i) all persons known to beneficially own five percent or more of the our common stock, (ii) each director, (iii) the named executive officers and (iv) all current directors and executive officers as a group.

		Beneficial
	Number of Shares	Ownership
	Beneficially Owned	Percentage
Thomas O. Whitener, Jr. (1)	--	--
Munawar H. Hidayatallah (2)	1,311,667	8.2
Robert E. Nederlander (3)	715,594	4.5
Leonard Toboroff (4)	695,593	4.4
Jeffrey R. Freedman (5)	119,000	*
David Groshoff (6)	4,000	*
Thomas E. Kelly (7)	14,201	*
Jens H. Mortensen, Jr. (8)	1,567,258	10.0
John E. McConnaughy, Jr. (9)	100,000	*
David Wilde (10)	175,000	*
Victor M. Perez (11)	18,333	*
Theodore F. Pound III (12)	21,667	*
David K. Bryan (13)	45,334	*
Terrence P. Keane (14)	8,334	*
Todd C. Seward (15)	10,000	*
All directors and executive officers as a group (18 persons)(16)	4,805,980	28.3
Palo Alto Investors (17)	1,666,667	10.7
Steve Emerson (18)	1,174,000	7.5

* less than one percent

(1)	Mr. Whitener's address is 5956 Sherry Lane, Suite 900, Dallas, Texas 75225

(2)
Mr. Hidayatallah is the trustee of the Hidayatallah Family Trust, which is the record owner of 845,000 shares of our common stock, and Mr. Hidayatallah holds options to purchase 1,000,000 shares of common stock, of which options to purchase 466,667 shares are exercisable within 60 days. Mr. Hidayatallah's address is 5075 Westheimer, Suite 890, Houston, TX 77056.

(3)
Includes (a) 446,528 shares of common stock owned directly by Mr. Nederlander or by RER Corp. or QEN Corp., corporations controlled by Mr. Nederlander, and (b) currently exercisable options and warrants to purchase 269,066 shares of common stock owned directly by Mr. Nederlander or RER Corp. Mr. Nederlander's address is 1450 Broadway, Suite 2001, New York, NY 10018.

(4)
Includes (a) 326,527 shares of common stock owned directly by Mr. Toboroff or Lenny Corp., a corporation wholly-owned by Mr. Toboroff, and (b) currently exercisable options and warrants to purchase 369,066 shares of common stock owned directly by Mr. Toboroff. Mr. Toboroff's address is 1450 Broadway, Suite 2001, New York, NY 10018.

(5)	Includes 16,000 shares that may be issued upon the exercise of warrants owned by Mr. Freedman. Mr. Freedman's address is 123 Via Verde Way, Palm Beach, FL 33418.

(6)
Includes 2,000 shares of common stock and currently exercisable options to purchase 2,000 shares of common stock owned by Mr. Groshoff Mr. Groshoff's address is 8044 Montgomery Rd., Suite 480, Cincinnati, OH 45236.

(7)	Mr. Kelly's address is 450 North Marienfield, Suite 200, Midland, TX 79701.

(8)
Includes (a) 1,565,591 shares of common stock owned of record by Mr. Mortensen, and (b) options to purchase 100,000 shares of common stock, of which options to purchase 66,667 shares are exercisable within 60 days. Mr. Mortensen's address is 5075 Westheimer, Suite 890, Houston, TX 77056.

(9)	Includes 100,000 shares of common stock owned by Mr. McConnaughy. Mr. McConnaughy's address is 2 Parklands Drive, Darien, CT 06820.

(10)
Includes 5,000 shares of common stock owned by Mr. Wilde and 170,000 shares of common stock which may be obtained upon exercise of an option granted under our 2003 Incentive Stock Plan. Mr. Wilde's address is 5075 Westheimer, Suite 890, Houston, TX 77056.

(11)
Includes 18,333 shares of common stock that may be issued within 60 days upon the exercise of options granted under our 2003 Incentive Stock Plan. Mr. Perez's address is 5075 Westheimer, Suite 890, Houston TX 77056.

(12)
Includes 16,667 shares of common stock  that may be issued within 60 days upon the exercise of options granted under our 2003 Incentive Stock Plan. Mr. Pound's address is 5075 Westheimer, Suite 890, Houston, TX 77056.

(13)
Includes 33,334 shares of common stock that may be issued within 60 days upon the exercise of options granted under our 2003 Incentive Stock Plan. Mr. Bryan's address is 5075 Westheimer,  Suite 890, Houston, TX 77056.

(14)

Includes 8,334 shares of common stock that may be issued within 60 days upon the exercise of options granted under our 2003 Incentive Stock Plan. Mr. Keane's address is 5075 Westheimer,  Suite 890, Houston, TX 77056.

(15)
Includes 10,000 shares of common stock which may be obtained upon exercise of an option granted under our 2003 Incentive Stock Plan. Mr. Sewards' address is 5075 Westheimer, Suite 890, Houston, TX 77056.

(16)	Includes the shares described in Notes (1) through (11).

(17)
Consists of 920,000 shares, 666,667 shares and 80,000 shares owned by Micro Cap Partners, L.P., UBTI Free, L.P. and Palo Alto Global Energy Fund, L.P., respectively. Palo Alto Investors, LLC acts as the general partner of Micro Cap Partners, L.P., UBTI Free, L.P. and Palo Alto Global Energy Fund, L.P. Palo Alto Investors, Inc. is the manager of Palo Alto Investors, LLC, and William L. Edwards is the President of Palo Alto Investors, Inc. Palo Alto Investors, LLC, Palo Alto Investors, Inc. and William L. Edwards each have investment and voting authority with respect to the shares owned by this stockholder. The business address for each of theses persons is 470 University Avenue, Palo Alto, CA 94301.

(18)
Consists of 528,000 shares, 400,000 shares and 50,000 shares owned by J. Steven Emerson IRA RO II, Bear Stearns Securities Corporation, Custodian, J. Steven Emerson Roth IRA, Bear Stearns Securities Corporation, Custodian and Emerson Partners, Bear Stearns Securities Corporation, Custodian, respectively. J. Steven Emerson has investment and voting authority with respect to the shares owned by J. Steven Emerson IRA RO II, Bear Stearns Securities Corporation, Custodian, J. Steven Emerson Roth IRA, Bear Stearns Securities Corporation, Custodian and Emerson Partners, Bear Stearns Securities Corporation, Custodian. Mr. Emerson's business address is 1522 Ensley Avenue, Los Angeles, CA 90024.

SELLING STOCKHOLDERS TABLE

The following table sets forth: (1) the name of each of the stockholders for whom we are registering shares under this registration statement; (2) the number of shares of our common stock beneficially owned by each such stockholder prior to this offering (including all shares of common stock which may be issued upon the exercise of warrants or the conversion of convertible preferred stock as described above, whether or not exercisable within 60 days of the date hereof); (3) the number of shares of our common stock offered by such stockholder pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be beneficially owned by each such stockholder after this offering, assuming that all of the shares of our common stock beneficially owned by each such stockholder and offered pursuant to this prospectus are sold and that each such stockholder acquires no additional shares of our common stock prior to the completion of this offering. Such data is based upon information provided by each selling stockholder.

				PERCENTAGE OF
		COMMON STOCK	COMMON STOCK	COMMON STOCK
	COMMON STOCK	BEING OFFERED	OWNED UPON	OWNED UPON
	OWNED PRIOR TO	PURSUANT TO THIS	COMPLETION OF	COMPLETION OF
NAME	THE OFFERING	PROSPECTUS	THIS OFFERING	THIS OFFERING (1)

Bear Stearns Securities Corp., Custodian J. Steven Emerson Roth IRA (2)	596,000	596,000	0	--
Bear Stearns Securities Corp., Custodian J. Steven Emerson Roth IRA R.O. II (3)	528,000	528,000	0	--
Bear Stearns Securities Corp., Custodian Emerson Partners (4)	50,000	50,000	0	--
Christopher Engel (5)	177,411	177,411	0	--
Donald Engel (6)	212,893	212,893	0	--
Engle Defined Benefit Plan (7)	83,027	83,027	0	--
Jeffrey Freedman (8)	119,000	119,000	0	--
GSSF Master Fund, LP (9)	77,967	152,967	0	--
Hidayatallah Family Trust (10)	845,000	845,000	0	--
Munawar H. Hidayatallah (11)	1,000,000	1,000,000	0	--
Nadia Hidayatallah	5,000	5,000	0	--
Alya Hidayatallah	5,000	5,000	0	--
Yasmin Indrizzo	3,800	3,800	0	--
Lenny Corp. (12)	17,862	17,862	0	--
Morgan Keegan Employee Investment Fund, L.P.	36,600	36,600	0	--
May Management, Inc.
Bank of California, Custodian(14)	10,000	10,000	0	--
Micro Cap Partners, L.P.(15)	920,000	920,000	0	--
Jens H. Mortensen (16)	1,665,591	1,665,591	0	--
Robert Nederlander (17)	174,400	174,400	0	--
Palo Alto Global Energy Fund, L.P.(18)	666,667	666,667	0	--
The Pension Benefit Guaranty Corporation(19)	117,020	117,020	0	--
QEN, Inc. (20)	17,862	17,862	0	--
RER Corp. (21)	523,332	523,332	0	--
Morgan Keegan Early Stage Fund, L.P. (22)	130,067	130,067	0	--
Strauss-GEPT Partners, LP(23)	133,333	133,333	0	--
Strauss Partners, L.P.(24)	176,000	176,000	0	--
Leonard Toboroff(25)	577,732	577,732	0	--
UBTI Free, L.P.(28)	80,000	80,000
Wells Fargo Energy Capital, Inc.(26)	67,000	67,000	0	--
Basic Energy Limited(27)	420,667	420,667	0	--
Milton H. Dresner Revocable Living Trust(28)	51,125	50,000	1,125	--
Joseph S. Dresner(29)	51,125	50,000	1,125	--
Waverly Limited Partnership(30)	100,000	100,000	0	--
Rosebury, L.P.(31)	117,300	117,300	0	--
Meteoric, L.P.(31)	104,400	104,400	0	--
Barbara C. Crane	2,700	2,700	0	--
Bristol Investment Fund, Ltd.(32)	461,000	461,000	0	--
The Schmieding Foundation(32)	100,000	100,000	0	--
Meadowbrook Opportunity Fund LLC(34)	100,000	100,000	0	--
Kenneth Malkes(35)	6,667	6,666	0	--
John E. McConnaughy	100,000	100,000	0	--

PERCENTAGE OF
		COMMON STOCK	COMMON STOCK	COMMON STOCK
	COMMON STOCK	BEING OFFERED	OWNED UPON	OWNED UPON
	OWNED PRIOR TO	PURSUANT TO THIS	COMPLETION OF	COMPLETION OF
NAME	THE OFFERING	PROSPECTUS	THIS OFFERING	THIS OFFERING (1)

Bestin Worldwide Limited	100,000	100,000	0	--
Theodore F. Pound III	5,000	5,000	0	--
Dave Wilde	5,000	5,000	0	--
Dick Backset	5,000	5,000	0	--
David K. Bryan	12,000	12,000	0	--
James Davey	3,000	3,000	0	--
Total Number of Shares Being Offered		11,959,298
(1)	Percentage ownership is based upon 14,022,800 shares of common stock of the Registrant issued and outstanding as of the date of this prospectus.

(2)	J. Steven Emerson exercises investment and voting authority over the shares owned by this selling stockholder.

(3)	J. Steven Emerson exercises investment and voting authority over the shares owned by this selling stockholder.

(4)	J. Steven Emerson exercises investment and voting authority over the shares owned by this selling stockholder.

(5)
Includes 77,461 shares owned by this selling stockholder and 99,950 shares which may be issued upon the exercise of warrants owned by this selling stockholder with an exercise price of $2.50 per share. These warrants expire on April 1, 2006.

(6)
Includes 92,953 shares owned by this selling stockholder and 119,940 shares which may be issued upon the exercise of warrants owned by this selling stockholder with an exercise price of $2.50 per share. These warrants expire on April 1, 2006.

(7)
Includes 36,251 shares owned by this selling stockholder and 46,776 shares which may be issued upon the exercise of warrants owned by this selling stockholder with an exercise price of $2.50 per share. These warrants expire on April 1, 2006. Chris Engel exercises investment and voting authority with respect to securities owned by Engel Defined Benefit Plan

(8)
Includes 103,000 shares owned by this selling stockholder and 16,000 shares which may be issued upon the exercise of warrants owned by this selling stockholder with an exercise price of $4.65 per share. These warrants expire in May 2009.

(9)	E.B. Lyon IV exercises investment and voting authority with respect to the securities owned by this selling stockholder.

(10)	Mr. Hidayatallah, our Chief Executive Officer and Chairman, exercises investment and voting authority with respect to 875,000 shares of common stock owned by the Hidayatallah Family Trust.

(11)
Represents options to purchase 1,000,000 shares issued pursuant to our 2003 Incentive Stock Plan. Options to purchase 400,000 shares have an exercise price of $2.75 per share and expire in December 2013. Options to purchase 600,000 shares have an exercise price of $3.86 per share and expire in February 2015. The options are currently exercisable with respect to 466,667 shares.

(12)
Includes 17,862 shares owned by this selling stockholder. Leonard Toboroff, one of our directors and selling stockholder, is the sole director and officer of this selling stockholder and exercises investment and voting authority with respect to the securities owned by this selling stockholder. (14) Gerald Lisac exercises investment and voting authority with respect to the securities owned by this selling stockholder.

(13)
Merchant Bankers, Inc. is the general partner of this selling stockholder. Merchant Bankers, Inc., its Chairman, Alan B. Morgan, its President, Minor Perkins, and its Secretary and Treasurer, Joseph C. Wells, exercise investment and voting authority with respect to the securities owned by this selling stockholder.

(14)	May Management, Inc., its President, Roger May, and its Chairman, Earl May, exercise investment and voting authority with respect to the securities owned by this selling stockholder.

(15)
Palo Alto Investors, LLC, Palo Alto Investors Inc. and William L. Edwards exercise investment and voting authority with respect to the securities owned by this selling stockholder. Palo Alto Investors, LLC is the general partner of this selling stockholder. Palo Alto Investors, Inc. is the Manager of Palo Alto Investors, LLC. William L. Edwards is the President of Palo Alto Investors, Inc.

(16)
Includes 1,565,591 shares owned by Mr. Mortensen and 100,000 shares which may be issued upon the exercise of options granted to Mr. Mortensen pursuant to our 2003 Incentive Stock Plan. The options have an exercise price of $2.75 and expire in December 2013. The options are currently exercisable with respect to 33,333 shares, and will become exercisable with respect to an additional 33,333 shares in each of December 2004 and December 2005.

(17)
Includes 172,000 shares owned by this selling stockholder and 2,400 shares which may be issued upon the exercise of options owned by this selling stockholder. Options to purchase 400 shares have an exercise price of $13.75 per share and expire in March 2010. Options to purchase 2,000 shares have an exercise price of $2.75 per share and expire in December 2013.

(18)
Palo Alto Investors, LLC, Palo Alto Investors Inc. and William L. Edwards exercise investment and voting authority with respect to the securities owned by this selling stockholder. Palo Alto Investors, LLC is the general partner of this selling stockholder. Palo Alto Investors, Inc. is the Manager of Palo Alto Investors, LLC. William L. Edwards is the President of Palo Alto Investors, Inc.

(19)
J.P. Morgan Investment Management, Inc. and its officers, James P. Shanahan, Jr. and W. Scott Telford III, exercise investment and voting authority with respect to the securities owned by this selling stockholder.

(20)
Includes 17,862 shares owned by this selling stockholder. Robert E. Nederlander is the sole stockholder and officer of this selling stockholder and exercises investment and voting authority with respect to the securities owned by this selling stockholder.

(21)
Includes 256,666 shares owned by this selling stockholder and 266,667 shares which may be issued upon exercise of warrants owned by this selling stockholder. The warrants have an exercise price of $2.50 per share and expire in April 2006. Robert E. Nederlander is the sole stockholder and officer of this selling stockholder and exercises investment and voting authority with respect to the securities owned by this selling stockholder.

(22)	Merchant Bankers, Inc. is the general partner of this selling stockholder. Merchant Bankers, Inc., its Chairman, Alan B. Morgan, its President, Minor Perkins, and its Secretary and Treasurer, Joseph C. Wells, exercise investment and voting authority with respect to the securities owned by this selling stockholder.

(23)	Melville Straus is the Managing Principal and exercises investment and voting authority with respect to the securities owned by this selling stockholder.

(24)
Includes 308,665 shares owned by this selling stockholder, 266,667 shares which may be issued upon exercise of warrants owned by this selling stockholder and 102,400 shares which may be issued upon exercise of options owned by this selling stockholder. The warrants have an exercise price of $2.50 per share and expire in April 2006. Options to purchase 100,000 shares have an exercise price of $2.50 per share and expire in October 2011. Options to purchase 400 shares have an exercise price of $13.75 per share and expire in March 2010. Options to purchase 2,000 shares have an exercise price of $2.75 per share and expire in December 2013. Mr. Toboroff is one of our directors.

(25)
Palo Alto Investors, LLC, Palo Alto Investors Inc. and its President William L. Edwards exercise investment and voting authority with respect to the securities owned by this stockholder. Palo Alto Investors, LLC is the general partner of this selling stockholder. Palo Alto Investors, Inc. is the Manager of Palo Alto Investors, LLC.

(26)
Represents shares which may be issued upon exercise of warrants owned by this selling stockholder. The warrants have an exercise price of $5.00 per share and expire in February 2012. This selling stockholder is a wholly-owned subsidiary of Wells Fargo & Company, a publicly-traded bank holding company.

(27)	Transcontinental Capital and its President, Rolando Gonzalez Bunster, exercise investment and voting authority with respect to the securities owned by this selling stockholder.

(28)	Milton H. Dresner exercises investment and voting authority with respect to the securities owned by this selling stockholder.

(29)	Joseph S. Dresner exercises investment and voting authority with respect to the securities owned by this selling stockholder.

(30)	Graham R. Smith is the managing general partner of and exercises investment and voting authority with respect to the securities owned by this selling stockholder.

(31)	Guild Investment Management, Inc. and its President, Anthony R. Danaher, exercise investment and voting authority with respect to the securities owned by this selling stockholder.

(32)
Bristol Capital Advisors, LLC and its manager, Paul Kessler, exercise investment and voting authority with respect to the securities owned by this selling stockholder. Mr. Kessler disclaims beneficial ownership of these securities.

(33)	L.H. Schmieding is Chief Executive Officer of The Schmieding Foundation, and exercises investment and voting authority with respect to, the securities owned by this selling stockholder.

(34)	MYR Pautreus, LLC and its Managing Member, Michael Ragins, exercise investment and voting authority with respect to the securities owned by this selling stockholder.

(35)	Kenneth Malkes exercises investment and voting authority with respect to the securities owned by this selling stockholder.

PLAN OF DISTRIBUTION

The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift, pledge or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We will bear all expenses of registration incurred in connection with this offering. The selling stockholders whose shares are being registered will bear all selling and other expenses.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

·	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

·	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·	An exchange distribution in accordance with the rules of the applicable exchange;

·	Privately negotiated transactions;

·	Settlement of put or call option transactions;

·	Settlement of short sales;

·	Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

·	A combination of any such methods of sale; and

·	Any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, if available, rather than under this prospectus.

The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive concessions, commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. These concessions, commissions and discounts may exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the SEC under the Securities Act a Registration Statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement or the exhibits and schedules which are part of the Registration Statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the Registration Statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the Registration Statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the Registration Statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information that is filed through the SEC’s EDGAR System. The website can be accessed at http://www.sec.gov.
LEGAL MATTERS
      Greenberg Glusker Fields Claman Machtinger & Kinsella LLP, Los Angeles, California, has rendered to us a legal opinion as to the validity of the common stock covered by this prospectus.

EXPERTS
      The consolidated financial statements of Allis-Chalmers Energy Inc. and schedules and notes thereto included in this prospectus and Registration Statement have been audited by UHY Mann Frankfort Stein & Lipp CPAs, LLP and by Gordon, Hughes and Banks, LLP, independent registered public accounting firms, in each case to the extent and for the periods set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
      The financial statements of Diamond Air Drilling Service, Inc. and Marquis Bit. Co., LLC and schedules and notes thereto included in this prospectus and Registration Statement have been audited by Accounting & Consulting Group, LLP, independent certified public accountants, to the extent and for the periods set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
      The financial statements of Downhole Injection Services, LLC and schedules and notes thereto included in this prospectus and Registration Statement have been audited by Johnson, Miller & Co., independent certified public accountants, to the extent and for the periods set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
      The financial statements of Delta Rental Service, Inc. and schedules and notes thereto included in this prospectus and Registration Statement have been audited by Wright, Moore, Dehart, Dupuis & Hutchinson, LLC, independent certified public accountants, to the extent and for the periods set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
      The financial statements of Capcoil Tubing Services, Inc. and schedules and notes thereto included in this prospectus and Registration Statement have been audited by Curtis Blakely & Co., PC, independent certified public accountants, to the extent and for the periods set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
      The financial statements of W. T. Enterprises, Inc. and schedules and notes thereto included in this prospectus and Registration Statement have been audited by Accounting & Consulting Group, LLP, independent certified public accountants, to the extent and for the periods set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

CERTAIN DEFINITIONS

“blow out preventers”	Large safety devices placed on the surface of a well to maintain high pressure well bores.

“booster”	A machine that increases the volume of air when used in conjunction with a compressor or a group of compressors.

“casing”	The pipe placed in a drilled well to secure the well bore and formation.

“casing tongs”	Hydraulic wrenches used to screw casing pipes together.

“directional drilling”	The technique of drilling a well with varying the angle of direction of a well and changing the direction of a well to hit a specific target.

“drill pipe”	A pipe that attaches to the drill bit to drill a well.

“heavy weight spiral drill pipe”	Heavy drill pipe used for special applications primarily in directional drilling. The ‘spiral‘ design increases flexibility and penetration of the pipe.

“horizontal drilling”	The technique of drilling wells at a 90-degree angle.

“lay down machines”	A truck mounted machine used to move pipe and casing and tubing onto a pipe rack (from which a derrick crane lifts the drill pipe, casing and tubing and inserts it into the well).

“links”	Adaptors that fit on the blocks to attach handling tools.

“LWD” or “log while drilling”	The technique of measuring, in real time, the formation pressure and the position of equipment inside of a well.

“MWD” or “measurement while drilling”	The technique used to measure direction and angle while drilling a well.

“protectors”	A device placed on a drill pipe and casing pipe to protect the threads.

“reciprocating compressor”	A piston type compressor that constantly pushes air with reciprocating pistons.

“screw compressor”	A compressor that utilizes a positive displacement mechanism.

“slips”	Tools used to hold casing in place while installing casing in wells.

“spacer spools”	High pressure connections or links which are stacked to elevate the blow out preventers to the drilling rig floor.

“test plugs”	A device used to test the connections of well heads and the blow out preventers.

“torque turn service”	Monitoring device to insure proper makeup of the casing.

“tubing”	A pipe placed inside the casing to allow the well to produce.

“under balanced drilling”	A technique in which oil, gas, or geothermal wells are drilled by creating a pressure within the well that is lower than the reservoir pressure. The result is increased rate of penetration, reduced formation damage, and reduced drilling costs.

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and Stockholders
of W.T. Enterprises, Inc.
      We have audited the accompanying balance sheets of W.T. Enterprises, Inc. (a Texas Corporation) (the Company) as of March 31, 2005, and December 31, 2004 and 2003 and the related statements of income, stockholders’ equity, and cash flows for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of W.T. Enterprises, Inc. as of March 31, 2005 and December 31, 2004 and 2003, and the results of its operations and its cash flows for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Accounting & Consulting Group, LLP
Carlsbad, New Mexico
June 10, 2005

W.T. ENTERPRISES, INC.
BALANCE SHEETS
March 31, 2005, December 31, 2004 and 2003

	March 31,	December 31,	December 31,
	2005	2004	2003

ASSETS
Current Assets:
Cash and cash equivalents	$123,093	$49,695	$39,821
Accounts receivable	359,875	418,290	446,646
Unbilled receivables	129,325	101,400	47,000
Related party receivable (Note 2)	7,967	9,673	15,991
Prepaid income taxes	—	—	3,507
Prepaid expenses	10,497	11,593	11,697

Total Current Assets	630,757	590,651	564,662

Property and Equipment:
Transportation equipment	137,555	137,555	137,555
Machinery and equipment	1,905,235	1,867,336	1,248,414
Office furniture and equipment	7,131	7,131	7,131
Accumulated depreciation	(748,646)	(677,475)	(428,031)

Total Property and Equipment	1,301,275	1,334,547	965,069

Total Assets	$1,932,032	$1,925,198	$1,529,731

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt (Note 4)	$283,194	$312,414	$235,137
Short-term notes payable (Note 3)	54,601	86,765	149,995
Accounts payable	82,369	117,928	129,895
Accrued expenses	131,188	62,726	63,514
Deferred income taxes (Note 9)	68,644	72,204	33,425

Total Current Liabilities	619,996	652,037	611,966

Long-Term Debt (Note 4)	89,959	153,675	279,349
Deferred income taxes (Note 9)	136,593	132,577	78,565

Total Liabilities	846,548	938,289	969,880

Stockholders’ Equity:
Common stock, par value $10 100 shares issued and outstanding	1,000	1,000	1,000

Retained earnings	1,084,484	985,909	558,851

Total stockholders’ equity	1,085,484	986,909	559,851

Total liabilities and stockholders’ equity	$1,932,032	$1,925,198	$1,529,731

The accompanying notes are an integral part of these financial statements.

W.T. ENTERPRISES, INC.
STATEMENTS OF INCOME
For the Three Months Ended March 31, 2005
and Years Ended December 31, 2004 and 2003

	March 31,	December 31,	December 31,
	2005	2004	2003

Revenue
Service revenue	$926,906	$3,862,005	$2,415,266
Other income	—	—	2,800

Total revenue	926,906	3,862,005	2,418,066

Expenses
Service-related expenses	552,472	2,514,373	1,582,313
Selling, general, and administrative expenses	150,499	514,211	459,186
Depreciation and amortization	71,171	249,444	174,386
Interest expense	8,656	44,344	27,604

Total expenses	782,798	3,322,372	2,243,489

Operating income	144,108	539,633	174,577

Other income
Gain (loss) on sale of assets	—	—	6,723
Interest income	93	585	905

Income before income taxes	144,201	540,218	182,205
Federal and state income taxes (Note 9)	45,626	113,160	37,121

Net income	$98,575	$427,058	$145,084

The accompanying notes are an integral part of these financial statements.

W.T. ENTERPRISES, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Three Months Ended March 31, 2005 and
The Years Ended December 31, 2004 and 2003

	Common	Paid-in	Retained
	Stock	Capital	Earnings	Total

Balance, January 1, 2003	$1,000	$—	$413,767	$414,767
Net Income	—	—	145,084	145,084
Dividends paid	—	—	—	—

Balance, December 31, 2003	1,000	—	558,851	559,851
Net Income	—	—	427,058	427,058
Dividends paid	—	—	—	—

Balance, December 31, 2004	1,000	—	985,909	986,909
Net Income	—	—	98,575	98,575
Dividends paid	—	—	—	—

Balance, March 31, 2005	$1,000	$—	$1,084,484	$1,085,484

The accompanying notes are an integral part of these financial statements.

W.T. ENTERPRISES, INC.
STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2005 and
The Years Ended December 31, 2004 and 2003

	March 31,	December 31,	December 31,
	2005	2004	2003

Cash flows from operating activities:
Net income	$98,575	$427,058	$145,084
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	71,171	249,444	174,386
Gain (loss) on sale of property, plant, and equipment	—	—	(6,723)
Deferred income taxes	457	92,791	37,121
Change in operating assets and liabilities:
Accounts receivable	30,490	(26,044)	(309,046)
Shareholder loans	1,707	6,318	5,695
Prepaid expenses	1,096	104	(858)
Prepaid income tax	—	3,507	(3,507)
Accounts payable	(35,559)	(11,967)	81,718
Accrued payroll and employee benefits	29,696	(14,467)	31,379
Income tax payable	38,764	13,679	(2,076)

Net Cash Provided (Used) by Operating Activities	236,397	740,423	153,173

Cash flows from investing activities:
Proceeds from sale of property, plant, and equipment	—	—	25,000
Capital expenditures on property, plant, and equipment	(37,899)	(406,618)	(220,385)

Net Cash Provided (Used) by Investing Activities	(37,899)	(406,618)	(195,385)

Cash flows from financing activities:
Repayment of long-term debt	(92,936)	(322,686)	(190,748)
Proceeds from issuance of long-term debt	—	160,000	155,105
Repayment of short-term debt	(32,164)	(1,550,165)	(479,550)
Proceeds from issuance of short-term debt	—	1,388,920	561,260

Net Cash Provided (Used) by Financing Activities	(125,100)	(323,931)	46,067

Net Increase (Decrease) in Cash and Cash Equivalents	73,398	9,874	3,855
Cash and Cash Equivalents at Beginning of Year	49,695	39,821	35,966

Cash and Cash Equivalents at End of Year	$123,093	$49,695	$39,821

Supplemental Schedule of Noncash Investing and Financing Activities:
Purchase of equipment financed with debt proceeds	$—	$212,303	$378,396

Cash paid for interest	$8,954	$44,045	$27,022

The accompanying notes are an integral part of these financial statements.

W.T. ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005, December 31, 2004 and 2003

Note 1:	Summary of Significant Accounting Policies
      Nature of Operations. W.T. Enterprises, Inc. (the Company), is primarily engaged in the business of providing compressed air for the drilling of oil and gas wells in the state of Texas. The work is generally performed under fixed price per day contracts.
      Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with a high credit quality financial institution. At times such deposits may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.
      Trade Accounts Receivable. Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectibility based on past credit history with customers and their current financial condition. Trade receivables are considered fully collectible and therefore no allowance for doubtful accounts has been provided.
      Unbilled Receivables. Unbilled receivables represent revenue earned in the current period but not billed to the customer until future dates, usually within one month.
      Property, plant and equipment. Property, plant and equipment are recorded at cost less depreciation and amortization. Depreciation is provided over the estimated useful life of each class of depreciable asset and is computed using the straight line method. Estimated useful lives for equipment and transportation equipment range from three to seven years. Betterments and large renewals which extend the life of the asset are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.
      Revenue Recognition. Revenue is recognized in the financial statements in the period the services were provided.
      Advertising Costs. Advertising costs are expensed as incurred.
      Income Taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company files its income tax returns on the cash basis of accounting. The Company’s temporary differences relate primarily to accounts receivable, accounts payable and accrued expenses and property and equipment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
      Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

W.T. ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2:	Related-Party Transactions
      A summary of amounts due from shareholders follows:

		December 31,
	March 31,
	2005	2004	2003

Note receivables from shareholders, due upon demand, bearing interest of 0%, unsecured	$7,967	$9,673	$15,991

      The Company leases equipment and a storage facility from shareholders under informal month-to-month operating leases. Rental expense for these leases totaled $8,700, $34,800 and $6,000 for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, respectively.

Note 3:	Pledged Assets and Short-Term Notes Payable
      Short-term notes payable are collateralized by equipment and receivables and as of March 31, 2005 and December 31, 2004 and 2003 consisted of the following:

		December 31,
	March 31,
	2005	2004	2003

Note payable, FNB, $150,000 line of credit, 6.0 to 6.25% interest rate	$—	$—	$103,850
Note payable, FNB, $53,485, 6.0 to 7.75% interest rate	—	—	24,299
Note payable, FNB, $53,485, 6.25 to 8.75% interest rate	—	—	21,846
Note payable, FNB, $46,145, 6.0 to 7.25% interest rate	13,380	21,106	—
Note payable, CAT Financial, $98,013, 6.7% interest rate	41,221	65,659	—

	$54,601	$86,765	$149,995

Note 4:	Pledged Assets and Long-Term Debt
      Long-term debt and the related assets pledged thereon as of March 31, 2005, and December 31, 2004 and 2003, consisted of the following:

		December 31,
	March 31,
	2005	2004	2003

Various notes payable to banks and financing companies for vehicles and equipment, due in installments through March, 2008 at fixed interest rates ranging from 0.0% to 8.75%, collateralized by vehicles, equipment and accounts receivable	$138,594	$160,674	$250,893
Various notes payable to banks and financing companies for vehicles and equipment, due in installments through March, 2007 at variable interest rates ranging from 4.15% to 7.25%, collateralized by vehicles, equipment and accounts receivable	234,559	305,415	263,593

Subtotal	373,153	466,089	514,486
Less current maturities	283,194	312,414	235,137

Total Long-term debt	$89,959	$153,675	$279,349

W.T. ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      As of March 31, 2005, principal payments required to amortize the debt are summarized below:

Year Ending March 31,

2006	$283,194
2007	79,845
2008	10,114

$373,153

Note 5:	Leases
      The Company has two non-cancelable operating leases for compressor equipment, which expire on November 30, 2005. The company also leases compressor equipment on various cancelable leases. Future minimum lease payments payable under non-cancelable operating lease are due as follows:

Year Ending March 31,

2006	$144,000

      Rental expense for all operating leases totaled $186,936, $912,594, and $472,272 for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, respectively.

Note 6:	Stockholders’ Equity
      At March 31, 2005, December 31, 2004 and 2003, the number of authorized and issued common stock and related par value and dividends paid are as follows:

		December 31,
	March 31,
	2005	2004	2003

Common stock authorized	100	100	100
Common stock issued	100	100	100
Common stock outstanding	100	100	100
Common stock, per share par value	$10	$10	$10
Cash dividends paid on common stock	—	—	—

Note 7:	Dependence on Key Customers
      For the three months ended March 31, 2005 and for the years ended December 31, 2004 and December 31, 2003 the Company’s revenues were almost entirely attributable to one customer. As of March 31, 2005 approximately 85% of the Company’s accounts receivable were attributable to this one customer.

Note 8:	Subsequent Events
      The Company’s management is currently negotiating the sale of substantially all the Company’s assets. The anticipated sales date is June 30, 2005. The estimated sales price of the assets is substantially in excess of their book value. Upon consummation of the sale, the Company will exercise options to purchase equipment, currently under operating leases, for $550,000 and then include this equipment in the assets the Company sells.
      Subsequent to March 31, 2005 the Company purchased approximately $240,000 of equipment, which was 100% financed through short-term bank loans.

W.T. ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 9:	Income Tax Matters
      Net deferred tax liabilities as of March 31, 2005, December 31, 2004 and 2003 consist of the following components:

		December 31,
	March 31,
	2005	2004	2003

Deferred Tax Liabilities:
Property and equipment	$136,593	$132,577	$78,565
Cash basis receivables	95,394	101,340	96,261
Prepaid expenses	2,047	2,261	2,281

	234,034	236,178	177,107

Deferred Tax Assets:
Net operating loss carryforward	—	—	31,099
Cash basis accounts payable and accrued expenses	28,797	31,397	34,018

	28,797	31,397	65,117

Net deferred tax liabilities	$205,237	$204,781	$111,990

      Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.
      As of March 31, 2005 and December 31, 2004 and 2003, the deferred tax amounts mentioned above have been classified on the accompanying balance sheets as follows:

		December 31,
	March 31,
	2005	2004	2003

Current liabilities	$68,644	$72,204	$33,425
Noncurrent liabilities	136,593	132,577	78,566

	$205,237	$204,781	$111,991

      The provision for income taxes charged to operation for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 consists of the following:

		December 31,
	March 31,
	2005	2004	2003

Current tax expense	$45,169	$51,469	$—
Deferred tax expense	457	92,790	37,121
Benefit of operating loss carryforward	—	(31,099)	—

	$45,626	$113,160	$37,121

      For the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 the difference between the expected tax expense that would result from applying domestic federal statutory rates to pretax income and the provision for income tax expense is due mainly to the lower average graduated tax rate expected to apply to the estimated taxable income in the years the temporary differences reverse as well as the accrual of state income taxes.

W.T. ENTERPRISES, INC.
BALANCE SHEET
June 30, 2005
(unaudited)

ASSETS
Current Assets
Cash	$153,254.16
Trade Receivables	422,900.00
Trade Receivables-WIP	111,225.00
Loans to Shareholder	6,242.36
Prepaid Expense	19,120.50

Total Current Assets		$712,742.02
Property and Equipment
Transportation Equipment	178,238.71
Machinery & Equipment	2,140,792.13
Office Furniture & Equipment	7,131.34
Accumulated Depreciation	(829,395.00)

Net Property and Equipment		1,496,767.18

Total Assets		$2,209,509.20

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable	$85,265.16
Accrued Expenses	114,569.38
Income Tax Payable	80,329.09
Deferred Income Taxes	71,781.00
Notes Payable	246,301.98
Current Portion of L.T. Debt	206,298.26

Total Current Liabilities		$804,544.87
Deferred Income Tax		158,816.00
Long-Term Debt, Net of Current Portion		16,014.91
Stockholders’ Equity
Common Stock, $10 Par Value	1,000.00
Retained Earnings	1,229,133.42

Total Stockholders’ Equity		1,230,133.42

Total Liabilities & Stockholders’ Equity		$2,209,509.20

W.T. ENTERPRISES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
(unaudited)

	Six Months Ended		Six Months Ended
	Jun. 30, 2005	Pct	Jun. 30, 2004	Pct

Revenue
Service Revenue	$1,949,131.25	100.00	$1,839,365.00	100.00

Total Revenue	1,949,131.25	100.00	1,839,365.00	100.00
Cost of Revenue	1,257,348.70	64.51	1,421,254.04	77.27

Gross Profit	691,782.55	35.49	418,110.96	22.73
Operating Expenses	328,061.99	16.83	269,719.48	14.66

Income From Operations	363,720.56	18.66	148,391.48	8.07
Other Income (Expense)
Interest Income	168.77	0.01	343.36	0.02
Interest Expense	(16,139.41)	(0.83)	(24,819.02)	(1.35)

Total Other Income (Expense)	(15,970.64)	(0.82)	(24,475.66)	(1.33)

Income Before Taxes	347,749.92	17.84	123,915.82	6.74
Income Taxes
Current Income Tax	78,710.75	4.04
Deferred Income Taxes	25,816.00	1.32	23,830.00	1.30

	104,526.75	5.36	23,830.00	1.30

Net Income	243,223.17	12.48	100,085.82	5.44

Beginning Retained Earnings	985,910.25		558,852.46

Ending Retained Earnings	$1,229,133.42		$658,938.28

W.T. ENTERPRISES, INC.
SCHEDULE OF COST OF REVENUE & OPERATING EXPENSES
For the Period Ended June 30, 2005 and 2004
(unaudited)

	Six Months Ended		Six Months Ended
	Jun. 30, 2005	Pct	Jun. 30, 2004	Pct

Cost of Revenue
Contract Air	191,500.00	9.83	352,300.00	19.15
Freight & Trucking	11,529.98	0.59	13,788.47	0.75
Auto Expense	57,800.36	2.97	57,554.74	3.13
Depreciation	148,285.00	7.61	110,875.00	6.03
Fuel	0.00	0.00	12,906.32	0.70
Insurance	27,634.49	1.42	21,697.12	1.18
Laundry/ Uniforms	1,365.96	0.07	5,223.46	0.28
Maintenance & Repairs	95,822.66	4.92	73,610.05	4.00
Equipment Rental	141,320.17	7.25	175,289.72	9.53
Subcontracting — Other	2,942.50	0.15	1,800.00	0.10
Supplies	104,745.30	5.37	139,860.66	7.60
Taxes	34,631.08	1.78	33,779.21	1.84
Travel	2,666.50	0.14	0.00	22.97
Wages	437,054.70	22.42	422,569.29	22.97

Total Cost of Revenue	$1,257,348.70	64.51	$1,421,254.04	77.27

Operating Expenses
Advertising & Promotional	0.00	0.00	454.56	0.02
Bank Charges	0.00	0.00	632.62	0.03
Contract Labor	0.00	0.00	924.00	0.05
Car & Truck Expense	3,400.29	0.17	0.00	0.05
Contributions	2,250.00	0.12	1,000.00	0.05
Depreciation	3,635.00	0.19	3,341.00	0.18
Dues & Subscriptions	71.70	0.00	170.40	0.01
Insurance	21,057.11	1.08	20,040.54	1.09
Laundry & Uniforms	1,748.23	0.09	0.00	1.09
Life Insurance	288.00	0.01	269.00	0.01
Medical Reimbursement	0.00	0.00	3,621.06	0.20
Meals & Entertainment	7,604.96	0.39	1,441.28	0.08
Office Expense	936.47	0.05	1,510.61	0.08
Professional fees	5,171.03	0.27	1,054.00	0.06
Rent	6,026.48	0.31	6,938.15	0.38
Repairs & Maintenance	154.20	0.01	0.00	0.38
Supplies	497.90	0.03	40.00	0.00
Taxes	19,904.64	1.02	11,195.41	0.61
Travel	6,104.48	0.31	1,564.70	0.09
Utilities & Telephone	13,329.50	0.68	8,322.15	0.45
Wages	43,482.00	2.23	8,322.15	0.45
Salaries-Officers	192,400.00	9.87	207,200.00	11.26

Total Operating Expenses	$328,061.99	16.83	$269,719.48	14.66

W.T. ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
For the Period Ended June 30, 2005 and 2004
(unaudited)

	6 Months Ended	6 Months Ended
	Jun. 30, 2005	Jun. 30, 2004

Cash Flow from Operating Activities
Net Income (Loss)	$242,223.17	$100,085.82
Adjustments to Reconcile Cash Flow
Depreciation	151,920.00	114,216.00
Deferred Income Tax	25,816.00	23,830.00
Decrease (Increase) in Current Assets
Trade Receivables	(4,610.00)	56,721.00
Trade Receivable WIP	(9,825.00)	(30,025.00)
Loans to Shareholder	3,432.23	2,959.58
Prepaid Expense	(7,527.57)	(321.51)
Prepaid Income Taxes	0.00	894.00
Increase (Decrease) in Current Liabilities
Accounts Payable	(32,662.73)	(19,411.84)
Accrued Expenses	65,522.20	2,781.13
Credit Cards Payable	66,650.50	10,690.02

Total Adjustments	258,714.63	162,333.38

Cash Provided (Used) by Operations	501,937.80	262,419.20
Cash Flow From Investing Activities
Sales (Purchases) of Assets
Machinery & Equipment	(314,139.87)	(397,016.47)

Cash Provided (Used) by Investing	(314,139.87)	(397,016.47)
Cash Flow From Financing Activities
Cash (Used) or provided by:
Short-Term Debt	159,537.27	42,475.87
Long-Term Debt	(243,775.81)	137,312.81

Cash Provided (Used) by Financing	(84,238.54)	179,788.68

Net Increase (Decrease) in Cash	103,559.39	45,191.41
Cash at Beginning of Period	49,694.77	39,821.42

Cash at End of Period	$153,254.16	$85,012.83

See accompanying accountant’s compilation report

ALLIS-CHALMERS ENERGY INC.
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
      The pro forma financial statements set forth below illustrate the effects of the following acquisition transactions:
      CAPCOIL TUBING SERVICES, INC. TRANSACTION. In May 2005, Allis-Chalmers acquired 100% of the outstanding stock of Capcoil Tubing Services, Inc., a Texas corporation, based in Kilgore, Texas from four stockholders for approximately $2,750,000 in cash, 168,161 shares of Allis-Chalmers’ common stock and the payment of Capcoil secured debt in the amount of $1,190,783. Capcoil is engaged in the sale, installation and service of small diameter capillary tubing and larger diameter coil tubing for servicing producing oil and gas wells. Both types of tubing are installed in wells and used as a delivery system for chemicals and other agents to enhance production from existing oil and gas wells.
      DELTA RENTAL SERVICE, INC. TRANSACTION. In April 2005, Allis-Chalmers acquired 100% of the outstanding stock of Delta Rental Service, Inc., a Louisiana corporation, from three stockholders in Lafayette, Louisiana for approximately $4,650,000 in cash, 223,114 shares of Allis-Chalmers’ Common Stock and the issuance of two promissory notes by Allis-Chalmers in the aggregate principal amount of $350,000. Delta is a rental tool company headquartered in Lafayette, Louisiana and rents specialty rental items to the oil and gas industry such as heavy weight spiral drill pipe, spacer spools and assorted handling tools.
      DOWNHOLE INJECTION SYSTEMS, LLC TRANSACTION. In December 2004, Allis-Chalmers acquired all the equity interests in Downhole Injection Services, LLC from an investor group for approximately $1,100,000 in cash, 508,466 shares of Allis-Chalmers’ Common Stock and payment or assumption of approximately $950,000 of debt. Downhole is headquartered in Midland, Texas and provides solutions to downhole chemical treating problems through the installation of small diameter, stainless steel coiled tubing into producing oil and gas wells.
      DIAMOND AIR TRANSACTION. In November 2004, Allis-Chalmers, through its 55% owned subsidiary, AirComp, purchased substantially all the assets of Diamond Air Drilling Services, Inc. and Marquis Bit Co., L.L.C. for $4,600,000 in cash and the assumption of approximately $450,000 in liabilities. Allis-Chalmers and its joint-venture partner M-I L.L.C. contributed $2,530,000 and $2,070,000, respectively, to the equity of AirComp. Diamond Air and Marquis manufacture hammer bits and provide air hammer and hammer bits and related services required to drill and complete oil and gas wells.
      M-I FLUIDS TRANSACTION. In July 2005, Allis-Chalmers acquired the 45% minority interest in AirComp LLC owned by M.I. Fluids and a $4.8 million subordinated note issued by AirComp to M-I, making AirComp 100% owned by Allis-Chalmers. The purchase price consisted of $8.5 million in cash and the issuance of a subordinated note in the amount of $4.0 million.
      W.T. ENTERPRISES, INC. TRANSACTION. In July 2005, Allis-Chalmers acquired 100% of the compressed air drilling assets of W.T. Enterprises, Inc., a Texas corporation, for approximately $6.0 million in cash. These assets included air compressors, boosters, mist pumps, rolling stock and other equipment complementary to the services and equipment provided by AirComp.
      The accompanying unaudited pro forma consolidated condensed financial statements are based on the historical statements of operations and statements of financial position of Allis-Chalmers and the acquired subsidiaries for the year ended December 31, 2004 and as of and for the six months ended June 30, 2005. The unaudited pro forma consolidated condensed statements of operation illustrate the effects of the acquisition transactions on our results of operations as if the transactions had occurred as of the beginning of the periods presented. The pro forma consolidated statement of financial position illustrates the effects of the acquisition of Delta Rental Service, Inc., Capcoil Tubing Services, Inc., W.T. Enterprises, Inc. and the minority interest in AirComp on our financial position as if the transactions had occurred as of June 30, 2005.

ALLIS-CHALMERS ENERGY INC.
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
      Certain information normally included in the financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited pro forma consolidated condensed financial statements should be read in conjunction with our consolidated financial statements appearing elsewhere herein. The unaudited pro forma consolidated condensed financial statements do not purport to be indicative of the results of operation or financial position that actually would have been achieved if the transactions had been consummated on the dates indicated, nor do they project Allis-Chalmers’ results of operations or financial position for any future period or date.

ALLIS-CHALMERS ENERGY INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
STATEMENT OF FINANCIAL POSITION
As of June 30, 2005
(in thousands, except per share data)

	Allis-		W. T. Enterprises		M-I		Allis-
	Chalmers	W. T. Enterprises	Purchase		Purchase		Chalmers
	Consolidated	Historical	Adjustments		Adjustments		Consolidated

ASSETS
Cash and cash equivalents	$2,693	$153	$(153	)(G)	$—		$2,693
							—
Trade Receivables	18,001	534	(534	)(G)	—		18,001
Inventories, net	3,901	—	—		—		3,901
Lease receivable, net	180	—	—		—		180
Prepaids and other current assets	1,650	25	(25	)(G)	—		1,650

Total Current Assets	26,425	712	(712)		—		26,425
Net Property, plant and equipment	49,585	1,497	2,900	(J)	940	(R)	54,860
			(62	)(A)
			—
Goodwill	12,392	—	1,103	(K)			13,495
Other intangibles, net	5,675	—	500	(K)	—		6,150
			(25	)(E)
Debt issuance costs, net	671				—		671
Lease receivable	432				—		432
Other assets	119	—	—		—		119

Total Assets	$95,299	$2,209	$3,704		$940		$102,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current maturities of long-term debt	$3,952	$206	$(206	)(G)	$—		$3,952
Trade accounts payable	6,907	85	(85	)(G)	—		6,907
Accrued employee benefits	834	—	—		—		834
Accrued interest	509	—	113	(I)	(75	)(N)	547
Accrued expenses	2,815	267	(267	)(G)	—		2,815
Accounts payable, related parties	75	—	—		—		75

Total Current Liabilities	15,092	558	(446)		(75)		15,130
Accrued postretirement benefit obligations	661	—	—		—		661
Long-term debt	33,938	262	5,738	(H)	6,292	(M)	46,230
Other long-term liabilities	502	159	(159	)(G)			502
Redeemable Warrant	0						0
Preferred Stock	0	—	—		—		0

	50,193	979	5,134		6,217		62,523
Minority Interest	4,911	—	—		(4,911	)(P)	0
Shareholders’ equity
Common stock	140	1	(1	)(G)	—		140
Capital in excess of par value	42,077	—	—		—
			—		—
	—	—	—		—
			—		—		42,077
Accumulated earnings (deficit)	(2,022)	1,229	(1,229	)(G)	(366	)(N)	(2,588)
			(62	)(A)
			(25	)(E)	—
			(113	)(I)
Total Shareholders’ Equity	40,195	1,230	(1,430)		(366)		39,629

Total Liabilities and Shareholders’ Equity	$95,299	$2,209	$3,704		$940		$102,152

See notes to unaudited pro forma consolidated financial statements.

ALLIS-CHALMERS ENERGY INC.
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2005
(in thousands, except per share data)

	Allis-								W.T.
	Chalmers		Delta			Capcoil		W.T.	Enterprises		M-I		Allis-
	Consolidated	Delta	Purchase		Capcoil	Purchase		Enterprises	Purchase		Purchase		Chalmers
	Historical	Historical	Adjustments		Historical	Adjustments		Historical	Adjustments		Adjustments		Consolidated

Sales	$42,922	$821	$—		$2,161			$1,949					$47,853
Cost of Sales	30,483	211	75	(A)	1,458	133	(A)	1,261	(271	)(O)	—		33,350

Gross Profit	12,439	610	(75)		703	(133)		688	271		—		14,503
Marketing and Administrative Expense	7,279	985	(665	)(B)	421	28	(E)	324	23	(E)	—		8,395
													—

Income (Loss) from Operations	5,160	(375)	590		282	(160)		364	248		—		6,108
Other Income
Interest Income	—	3	—		—	—		—	—		—		3
Interest Expense	(1,166)	(11)	11	(C)	(26)	(16	)(F)	(16)	(97	)(I)	(366	)(N)	(1,687)
Settlement on lawsuit	103												103
Other	55	116	—		—	—							172

Income (Loss) Before Taxes	4,152	(267)	601		256	(176)		348	151		(366)		4,698
Minority Interest	(488)	—	—		—	—					488	(P)	0
Taxes	(329)	(142)	142	(D)	(87)	87	(D)	(105)	105	(D)	—		(329)

Net Income/(Loss)	3,336	(409)	743		169	(89)		243	256		122		4,370
Preferred Dividend	—	—	—		—	—		—	—		—		—

Net income/(loss) attributed to common shares	$3,336	$(409)	$743		$169	$(89)		$243	$256		$122		$4,370

Pro forma net income (loss) per common share
Basic	$0.24												$0.32

Diluted	$0.22												$0.29

Weighted average shares outstanding
Basic	13,800												13,800

Diluted	14,900												14,900

See notes to unaudited pro forma consolidated financial statements.

ALLIS-CHALMERS ENERGY INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004
(in thousands, except per share data)

	Allis-
	Chalmers		Diamond			Downhole			Delta			Capcoil			W.T. Enterprises		M-I		Allis-
	Consolidated	Diamond	Purchase		Downhole	Purchase		Delta	Purchase		Capcoil	Purchase		W.T. Enterprises	Purchase		Purchase		Chalmers
	Historical	Historical	Adjustments		Historical	Historical		Historical	Adjustments		Historical	Adjustments		Historical	Adjustments		Adjustments		Consolidated

Sales	$47,726	$5,584	$—		$4,793	$—		$3,249	$—		$5,774	$—		$3,862			$—		$70,988
Cost of Sales	35,300	3,566	—		3,876	—		826	298	(A)	4,400	398	(A)	2,764	$(904	)(Q)	—		50,523

Gross Profit	12,426	2,018	—		917	—		2,423	(298)		1,374	(398)		1,098	904		—		20,464
Marketing and Administrative Expense	8,199	664	163	(E)	872	83	(E)	1,798	(940	)(B)	676	110		514	93	(E)	—		12,232

Income (Loss) from Operations	4,227	1,354	(163)		45	(83)		625	642		698	(508)		584	811		—		8,232
Other Income
Interest Income	32	—	—		—	—		4	—		—	—		—	—		—		36
Interest Expense	(2,808)	(59)	59	(C)	(74)	74	(C)	(49)	49	(C)	(74)	74	(C)	(44)	(406	)(I)	(733	)(N)	(3,991)
Other	272	(26)	—		—	—		114	—		—	—		—	—		—		360

Income (Loss) Before Taxes	1,723	1,269	(104)		(29)	(9)		694	691		624	(434)		540	405		(733)		4,637
Minority Interest	(321)	—	(524)		—	—		—	—		—	—		—	—		845	(P)	(0)
Taxes	(514)	—	—		—	—		(265)	265	(D)	—	—		(113)	113	(D)	—		(514)

Net Income/(Loss)	888	1,269	(628)		(29)	(9)		429	956		624	(434)		427	518		112		4,123
Preferred Dividend	(124)	—	—		—	—		—	—		—	—		—	—		—		(124)

Net income/(loss) attributed to common shares	$764	$1,269	$(628)		$(29)	$(9)		$429	$956		$624	$(434)		$427	$518		$112		$3,999

Pro forma net income (loss) per common share
Basic	$0.10																		$0.48

Diluted	$0.06																		$0.41

Weighted average shares outstanding
Basic	7,930																		8,321

Diluted	11,959																		9,901

See notes to unaudited pro forma consolidated financial statements.

ALLIS-CHALMERS ENERGY INC
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
CONDENSED FINANCIAL STATEMENTS
      The following pro forma adjustments have been made to the historical financial statements of the Company:

A.) Increase in depreciation due to the increase in the fair value of assets acquired.

B.) Elimination of the year end bonus paid to the employees of Delta.

C.) Reduction interest expense due to the reduction on debt not assumed.

D.) Elimination of tax provision due to the Company’s net operating losses to offset the income form operations thus reducing the amount of federal income tax liability.

E.) Increase in amortization due to the increase in other intangible asset value of acquired company.

F.) To record interest expense related to cash borrowed to purchase Capcoil.

G.) Elimination of assets and liabilities not acquired.

H.) To record cash borrowed to purchase W.T. Enterprises.

I.) To record interest expense related to cash borrowed to purchase W.T. Enterprises.

J.) Recognition of fair value of assets in connection with the acquisition of W.T. Enterprises.

K.) Recognition of goodwill and other intangible assets in connection with the acquisition of W.T. Enterprises.

L.) To record the elimination of M-I’s 45% as time of purchase in AirComp.

M.) To record cash borrowed to purchase M-I’s 45% of AirComp.

N.) To record interest expense related to cash borrowed to purchase M-I’s 45% in AirComp.

O.) To record elimination of lease expense not assumed net of additional depreciation expense of $333,000 due to the increase value of assets acquired at W.T. Enterprises.

P.) Elimination of M-I’s 45% minority interest expense.

Q.) To record elimination of lease expense not assumed net of additional depreciation expense of $249,000 due to the increase value of assets acquired at W.T. Enterprises.

R.) Recognition of fair value of assets in connection with the acquisition of M-I’s 45%.

11,959,298 Shares
ALLIS-CHALMERS ENERGY INC.
Common Stock

PROSPECTUS

August 26, 2005